Exhibit 99.1

BRP INC.

ANNUAL INFORMATION FORM

MARCH 22, 2023

FISCAL YEAR ENDED
JANUARY 31, 2023

BRP ADVENTURE BY DESIGN

BRP INC. ANNUAL INFORMATION FORM March 22, 2023 Fiscal year ended January 31, 2023

TABLE OF CONTENTS

EXPLANATORY NOTES	1

CORPORATE STRUCTURE	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

BUSINESS OF THE COMPANY AND ITS INDUSTRY	9

RISK FACTORS	29

DIVIDENDS	57

DESCRIPTION OF THE CAPITAL STRUCTURE	57

MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME	63

DIRECTORS AND OFFICERS	64

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	77

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	77

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR	78

MATERIAL CONTRACTS	78

INTEREST OF EXPERTS	80

AUDIT COMMITTEE	80

ADDITIONAL INFORMATION	83

GLOSSARY OF TERMS	83

APPENDIX A CHARTER OF THE AUDIT COMMITTEE	A-1

EXPLANATORY NOTES

The information in this annual information form (the “Annual Information Form”) is stated as at January 31, 2023, unless otherwise indicated.

Unless otherwise noted or required by the context, the “Company” and “BRP” refer to BRP Inc. and its direct and indirect subsidiaries and predecessors or other entities controlled by them.

Unless otherwise indicated, all references to “$” or “dollars” are to Canadian dollars, references to “US$” or “U.S. dollars” are to United States dollars and references to “AUD$” are to Australian dollars. Amounts are stated in Canadian dollars unless indicated to the contrary.

All references to “Fiscal 2023” are to the Company’s fiscal year ended January 31, 2023, to “Fiscal 2022” are to the Company’s fiscal year ended January 31, 2022 and to “Fiscal 2021” are to the Company’s fiscal year ended January 31, 2021.

All references to “season” throughout this Annual Information Form have different meanings depending on the applicable type of vehicle and region. Please refer to the following table for a description of such meanings:

Australia

Boats	12 months ended September 30

All other Regions and Territories

ATVs and SSVs	12 months ended June 30

Three-wheeled on-road vehicles	12 months ended October 31

Snowmobiles	12 months ended March 31

PWCs and pontoons	12 months ended September 30

Outboard engines	12 months ended July 31

Boats	12 months ended July 31

Any references to seasonal data for multiple products refer to each product’s respective season for the specific year indicated.

Certain capitalized terms and phrases used in this Annual Information Form are defined in the “Glossary of Terms” beginning on page 83.

Forward-Looking Statements

Certain statements in this Annual Information Form about the Company’s current and future plans, including statements relating to its 5-year plan referred to as “Mission 2025”, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, including the Company’s environmental, social and governance (“ESG”) targets, goals and initiatives set forth under its CSR25 program and announced intention to electrify its existing product lines and launch new electric product lines, priorities and strategies, financial position, market position, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidities, or any other future events or developments and other statements in this Annual Information Form that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

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Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that global economic and political conditions, combined with one or more of the risks and uncertainties discussed herein, may render such assumptions, although believed reasonable at the time they were made, inaccurate. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of this Annual Information Form: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the Company’s new ERP; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; unfavourable weather conditions and climate change more generally; the Company’s seasonal nature of its business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

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Unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date of this Annual Information Form, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, including to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this Annual Information Form, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

IFRS and Non-IFRS Measures

The Company’s financial statements, available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

This Annual Information Form makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements, and also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies. “Normalized EBITDA” is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements described in the 2023 MD&A (as defined below), such as transaction costs, restructuring costs and impairment charges. “Normalized net income” is defined as net income before normalized elements described in the 2023 MD&A, such as foreign exchange gain on long-term debt and lease liabilities, transaction costs and restructuring costs, and adjusted to reflect the tax effect on these elements. The Company refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Financial Information” sections of the Company’s management’s discussion and analysis for Fiscal 2023 (the “2023 MD&A”), which are incorporated by reference herein, for definitions and reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure. The Company’s 2023 MD&A is available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Market and Industry Data

The Company has obtained the market and industry data presented in this Annual Information Form from a combination of internal surveys, third-party information and the estimates of the Company’s

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management. There are limited sources that report on the Company’s markets and industries and some of the sources do not include certain markets where the Company operates. As such, much of the market and industry data presented in this Annual Information Form is based on internally generated management estimates, including estimates based on extrapolations from third-party surveys of the industries in which the Company competes, to the extent available. While the Company believes internal surveys, third-party information and estimates of the Company’s management are reliable, the Company has not verified them, nor have they been verified by any independent sources and the Company has no assurance that the information contained in third-party websites is current, complete and up-to-date. While the Company is not aware of any material misstatements regarding the market and industry data presented in this Annual Information Form, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed under “Forward-Looking Statements” and “Risk Factors”.

Trademarks and Tradenames

This Annual Information Form refers to trademarks, including Alumacraft®, BRP®, Can-Am®, Lynx®, Manitou®, Quintrex®, Rotax®, Sea-Doo® and Ski-Doo® in respect of its main brands, which trademarks are protected under applicable intellectual property laws and are the property of the Company. Solely for convenience, the Company’s trademarks and tradenames referred to in this Annual Information Form may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and tradenames. All other trademarks used in this Annual Information Form are the property of their respective owners.

Corporate Social Responsibility (“CSR”)

The Company is committed to Corporate Social Responsibility and more specifically to the environment, product safety, health and safety, social well-being and economic prosperity everywhere it operates. The Company recognizes that these factors are fundamental to its growth and success. Supported by Senior Management and the Nominating, Governance and Social Responsibility committee, which has been delegated with the authority to annually review and assess the Company’s policies and practices with respect to its corporate social responsibility program, the Board of Directors is the ultimate steward of ESG matters.

In April 2022, the Company announced its commitment to take CSR even further with the launch of its CSR25 program, which fosters value creation around three main pillars: Environment, Social and Governance. The CSR25 program includes objectives that focus on the Company’s employees, communities, operations and products, which have been specifically assigned to senior executives to leverage their expertise. The CSR25 Program includes ambitious targets and goals, including without limitation:

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Reduce carbon footprint relating to products and operations, with the aim to (i) have 50% of its units sold as electric by 2035, (ii) make its facilities carbon neutral and reaching zero waste to landfill by 2030 and (iii) reduce CO2 emissions from its supply chain by 25% by 2035;

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Ensure a positive and sustainable impact in communities and the daily lives of employees, with a commitment that by 2025 the Company will invest on an annual basis 1% of its pre-tax profits for that given year in community support and dedicated efforts to empower all riders in the powersports community to ride responsibly through the new BRP Responsible Rider Program. The Company has also been taking steps to progress on its Diversity, Equity and Inclusion (“DE&I”) journey to foster an even more inclusive workplace where everyone feels they belong. It established a DE&I Council which is comprised of

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employees from various backgrounds and workplaces and led by two senior executives. The Company is also forming specific DE&I employee resource groups, which are intended to be engaged as key business resources as well as sources of actionable feedback and will continue to help the Company in its efforts to identify opportunities to enhance its processes for collecting data and reporting measurable progress towards its DE&I goals.

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Continue efforts to make sound strategic decisions, maintain high ethical standards and conduct operations in a sustainable manner, notably with the launch of an enhanced and interactive version of its Code of Ethics (the “Code”), which now offers real-life examples and consolidates in one place the Company’s existing expectations in matters such as data privacy, relationship with third parties and global trade compliance, in an effort to have one document of reference with hyperlinks to other more detailed policies. The Code identifies guiding principles to help employees make decisions that are consistent with BRP’s values and reputation. The Code applies without exception to all members of the Board of Directors, officers, employees and representatives. The Code is available on the Company’s website at www.brp.com.

In furtherance of its commitment to create a lasting impact in the communities where it operates, in June 2022 the Company adopted a global cause as part of its community engagement program entitled “Ride Out Intimidation”. Its objective is to raise awareness and implement meaningful initiatives to combat bullying and intimidation in schools, the workplace and marginalized communities on a global scale. Since its inception, the program has joined forces with three reputable organizations that are experts in fighting intimidation: Born this Way Foundation, Ditch the Label, and the Jasmin Roy Sophie Desmarais Foundation.

For the past few years, the Company has published its corporate social responsibility performance and in Fiscal 2022, it has compiled its corporate social responsibility performance into a comprehensive report providing an overview of the Company’s ESG framework and the priority issues relevant to its business and stakeholders. This report will continue to be made available on an annual basis on the Company’s website at www.brp.com, and the report for Fiscal 2023 will be published in the coming months concurrently with the annual general meeting of the shareholders of the Company.

Information on the Company’s website does not form part of and is not incorporated by reference in this Annual Information Form.

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CORPORATE STRUCTURE

Incorporation and Office

The Company was incorporated under the Canada Business Corporations Act on May 1, 2003 under the name J.A. Bombardier (J.A.B.) Inc. On June 28, 2006, the Company was amalgamated with 4308042 Canada Inc., a wholly-owned subsidiary of the Company. On April 12, 2013, the Company filed articles of amendment to change its name to BRP Inc. Immediately prior to the closing of its initial public offering on May 29, 2013 (the “IPO”), the Company filed articles of amendment to reorganize its authorized and issued share capital as described under “Description of the Capital Structure”.

The Company’s head and registered office is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

Intercorporate Relationships

The following organization chart indicates the inter-corporate relationships of the Company and its material subsidiary entities together with the jurisdiction of incorporation or constitution of each such entity as at the date hereof:

Certain subsidiaries of the Company, each of which represented not more than 10% of the consolidated assets and not more than 10% of the consolidated revenue of the Company, and all of which, in the aggregate, represented not more than 20% of the total consolidated assets and the total consolidated revenue of the Company as at the date hereof, have been omitted.

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GENERAL DEVELOPMENT OF THE BUSINESS

General

BRP’s origins date back to 1937 when founder Joseph-Armand Bombardier obtained his first patent for a tracked vehicle used for travelling on snow. In 1959, the Company gave birth to the recreational snowmobile by introducing the first lightweight single-track two-passenger snowmobile under the Ski-Doo brand.

In 1968, the Company launched the industry’s first personal watercraft under the Sea-Doo brand, and in 1970, the Company acquired the maker of Rotax engines. In 1989, the Company acquired the Finnish company Nordtrac Oy, the maker of the Lynx brand of snowmobiles. A decade later, the Company entered a new powersports category when it began selling all-terrain vehicles (“ATVs”), which are now branded Can-Am.

In 2003, while operating as a division of Bombardier Inc., the Company was sold by Bombardier Inc. to an investor group including Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) members of the Bombardier and Beaudoin families and Caisse de dépôt et placement du Québec (“CDPQ”).

In 2007, the Company entered the on-road market and created a new on-road product category with the introduction of the Spyder three-wheeled vehicle (“3WV”). In 2010, the Company added another product to its portfolio with the introduction of its first recreational side-by-side vehicle (“SSV”) under the Can-Am brand. In 2012, BRP decided to cease the manufacturing of sport boats and announced that it would offer its jet boat propulsion technology to boat builders.

In June 2018, the Company completed the acquisition of Alumacraft Boat Co. (“Alumacraft”). Alumacraft is a recreational boat manufacturer with one manufacturing facility located in St. Peter, Minnesota (United States). In connection with the acquisition of Alumacraft, the Company established a Marine Group, thereby creating two operating and reportable segments: Powersports and Marine. The Powersports segment includes Year-Round Products, Seasonal Products and Powersports PA&A and OEM engines. The Marine segment includes outboard and jet boat engines, boats and related PA&A and other services.

In August 2018, the Company completed the acquisition of Triton Industries, Inc. (“Triton”). Triton is a manufacturer of pontoon boats under the Manitou brand with a manufacturing facility located in Lansing, Michigan (United States). In August 2019, the Company completed the acquisition of 80% of the outstanding shares of Telwater Pty, Ltd (“Telwater”). Telwater’s majority owner and managing director before BRP’s acquisition held the other 20% until September 1st, 2021, when the Company completed the repurchase, at fair value, of the remaining 20% non-controlling interest. Telwater is a manufacturer of aluminum boats and trailers under the brands Quintrex, Stacer, and Yellowfin with a manufacturing facility located in Coomera (Australia).

In May 2020, in the context of the COVID-19 pandemic, the Company announced that it re-oriented its marine business by focusing on the growth of its boat brands with new technology and innovative Marine Products, and by discontinuing the Evinrude E-TEC outboard engines production in its Sturtevant facility (United States), which facility has been repurposed for new projects. In an effort to consolidate the Alumacraft operations into one site, the Company’s facility in Arkadelphia (United States) has also been closed and its operations were transferred to the Company’s facility in St. Peter (United States), which operations have been discontinued at the end of September 2021.

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In March 2021, the Company announced its entry into the world of electrification, with the intention to introduce electric models for each of its existing product lines by the end of 2026. In 2022, the Company reaffirmed its commitment towards electrification by setting ambitious targets as part of its CSR25 program, by announcing the launch of an all-electric lineup of Can-Am motorcycles, and of a completely new electric hydrofoil board referred to as the Sea-Doo Rise as well as of a new e-powertrain, the Rotax E10, thereby bolstering its electric offering for karting. The Company also completed three acquisitions in line with its global electrification strategy. In July 2022, the Company completed the acquisition of Great Wall Motor Austria GmbH, a leading electric vehicule (“EV”) R&D centre based in Kottingbrunn (Austria) that specializes in e-drive systems and transmissions and employs highly skilled individuals. In August 2022, the Company completed the acquisition of an 80% stake in Pinion GmbH (“Pinion”), a pioneer in gearbox technology based in Denkendorf (Germany), solidifying the Company’s expertise in electric powertrain technology for existing product lines and upcoming product introductions. The remaining 20% ownership in Pinion is held by members of the management at Pinion, who also remain as employees and managing directors of Pinion. In August 2022, the Company completed the acquisition of substantially all the assets related to the powersports business of Kongsberg Automotive ASA and its subsidiary Kongsberg Inc. located in Shawinigan, Quebec (“KA Shawinigan”). In connection with these acquisitions, the Company established a new business unit known as Low Voltage & Human Assisted Group (“LVHA Group”), with the goal to develop new markets and untapped product categories such as urban mobility and services.

In August 2021, the Company introduced the Switch pontoons as a new product offering under the Sea-Doo brand of products, included in the Powersports segment.

In 2020, in an effort to go beyond a product-based offering to promote access to its products and allow more people to enjoy unique recreational experiences, the Company launched the Uncharted Society program in the United States, offering packaged adventures using powersports vehicles in several locations in the United States through partnerships with local “outfitters”. In 2022, the Company enhanced its experience-based offering by opening the very first BRP Experience Center in Quebec in partnership with Le Chateau Montebello and expanding its Uncharted Society program into Canada.

In August 2022, BRP introduced the new Rotax S outboard engine with Stealth Technology, which the Company offers as fully integrated into its fully redesigned Manitou, Alumacraft and Quintrex boats, allowing for stunning designs.

Public Offerings and Other Transactions

The Company completed its IPO in 2013. Since then, the Company’s subordinate voting shares (the “Subordinate Voting Shares”) have been listed on the Toronto Stock Exchange (“TSX”) under the symbol “DOO”. On September 14, 2018, the Company completed the listing of its Subordinate Voting Shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “DOOO”.

On October 21, 2020, Bain Capital and other selling shareholders completed a bought deal secondary offering (the “2020 Secondary Offering”) pursuant to which they sold an aggregate of 2,000,000 Subordinate Voting Shares at a price of $75.45 per Subordinate Voting Share for aggregate gross proceeds of $150,900,000. The Company did not receive any of the proceeds from the 2020 Secondary Offering.

In addition, over the last three financial years, the Company repurchased for cancellation, 4,278,028 (from December 2020 to April 2021) and 989,150 (from December 3, 2021 to February 9, 2022)1 of its outstanding Subordinate Voting Shares through normal course issuer bids. On June 15,

[1]

The current normal course issuer bid of the Company, renewed on November 30, 2022, entitles the Company to purchase for cancellation up to 3,519,398 Subordinate Voting Shares over the twelve-month period commencing on December 5, 2022 and ending on no later than December 4, 2023. As at March 21, 2023, the Company did not repurchase for cancellation any of its outstanding Subordinate Voting Shares under its normal course issuer bid.

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2021, the Company announced a substantial issuer bid (the “2021 SIB”) pursuant to which it completed on July 27, 2021 the purchase for cancellation of a total of 3,381,641 Subordinate Voting Shares (representing approximately 4% of the total number of Shares issued and outstanding as of such date) at a price of $103.50 per Share for an aggregate consideration of approximately $350.0 million. Prior to the completion of the 2021 SIB, Beaudier Group converted 936,692 Multiple Voting Shares into an equivalent number of Subordinate Voting Shares. These converted shares were repurchased in the 2021 SIB.

On March 30, 2022, the Company announced a substantial issuer bid (the “2022 SIB”) pursuant to which it completed on May 10, 2022 the purchase for cancellation of a total of 2,427,184 Subordinate Voting Shares (representing approximately 3% of the total number of Shares issued and outstanding as of such date, before giving effect to the 2022 SIB) at a price of $103.00 per Share for an aggregate consideration of approximately $250.0 million. Prior to the completion of the 2022 SIB, Beaudier Group converted 570,779 Multiple Voting Shares into an equivalent number of Subordinate Voting Shares. These converted shares were repurchased in the 2022 SIB.

As at March 21, 2023, 36,522,508 Subordinate Voting Shares and 42,384,200 Multiple Voting Shares of the Company were issued and outstanding.

BUSINESS OF THE COMPANY AND ITS INDUSTRY

Overview of the Company

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and Marine Products. The Company is a diversified manufacturer of powersports vehicles, propulsion systems and Marine Products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for all year-round use on a variety of terrains and providing access to adventures and experiences across different playgrounds.

The Company is a brand of choice for true powersports and boating enthusiasts. BRP’s products are recognized by stunning designs, powerful and efficient engines, and the incorporation of advanced technologies that drive industry-leading performance. BRP aims to continuously enhance the consumer experience through new features and models in a variety of ways, including enhancing rider ergonomics, adding safety features, enhancing engine performance and reducing environmental impact.

The Company’s diversified portfolio of brands and products includes, under the Powersports segment, Year-Round Products such as Can-Am ATVs, SSVs and 3WVs, Seasonal Products such as Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and pontoons, and Rotax engines for karts and recreational aircraft, and under the Marine segment, Alumacraft, Manitou, Quintrex, Stacer and Yellowfin boats, Rotax engines for jet boats and Rotax S outboard engine with Stealth Technology. Additionally, the Company supports its line of products with a dedicated PA&A business to fully optimize the riding experience.

As at the end of Fiscal 2023, the Company employed close to 23,000 people worldwide. It sells its products in over 130 countries. In Fiscal 2023, BRP achieved revenues, Normalized EBITDA, net income and Normalized net income of $10,033.4 million, $1,706.3 million, $865.4 million, and $976.7 million, respectively. The Company refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Financial Information” sections of the 2023 MD&A, which are incorporated by reference herein, for a reconciliation of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure. The Company’s 2023 MD&A is available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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The following charts set forth the percentage of the Company’s revenues generated by each of its product category in Fiscal 2023 and Fiscal 2022, respectively:

The powersports industry is comprised of several product categories. The majority of powersports products are used for recreational purposes. Certain products, primarily ATVs and SSVs, are also used for utility purposes, such as for agriculture, construction, and other commercial applications. BRP competes in the ATV, SSV, snowmobile and PWC categories (which includes the recently introduced Sea-Doo Switch pontoons), in the three-wheeled vehicles category of motorcycles with the Can-Am Spyder and Ryker 3WVs and their respective PA&A businesses. BRP’s competition primarily comes from North American and Asian manufacturers.

The marine industry is composed of boats, marine engines and their respective PA&A businesses. BRP competes in the boat product category with the Alumacraft, Manitou, Quintrex, Stacer and Yellowfin boats and in the marine engine product category with the Rotax engines for jet boats and the all-new Rotax outboard engine with Stealth Technology.

The markets for BRP’s products are highly competitive based on a number of factors, including innovation, performance, price, technology, product features, design and ergonomics, fit and finish, brand loyalty, quality, warranties and distribution. Management believes consumer demand for Powersports Products and Marine Products is mostly influenced by macroeconomic conditions, product life cycles, the introduction of new features, technologies and products, brand recognition and the maintenance of extensive and engaged distribution networks. In the last years, the level of social acceptability of products has also progressively become a more relevant factor, with a greater push for electric offerings.

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Powersports and Marine Products are sold in more than 130 countries either directly to an established network of independent dealers or through independent distributors who act as intermediaries with their own dealers. Dealers and distributors are typically provided with marketing and after-sale service support as well as training for service technicians. At the dealer/distributor level, competition is based on a number of factors, including sales and marketing support efforts such as dealer/distributor inventory financing arrangements, dealer/distributor training, store redesign initiatives, flexible ordering systems, advertising and diversity in product offerings. Management believes that BRP’s Powersports and Marine Products, covering all seasons and, in the case of Powersports Products, multiple terrain applications, provide a compelling value proposition for its dealer/distributor network.

BRP Brands and Products

The Company has 4 main product categories:

Product Category	Segment	Type of Products

Year-Round Products	Powersports	Can-Am ATVs, SSVs and 3WVs

Seasonal Products	Powersports	Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and Sea-Doo Switch pontoons

PA&A and OEM engines	Powersports	PA&A and Rotax OEM engines for karts and recreational aircraft

Marine Products	Marine	Alumacraft, Manitou, Quintrex, Stacer and Yellowfin boats. Rotax jet propulsion engines for jet boats and Rotax outboard engine with Stealth Technology

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Powersports - Year-Round Products

Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include the ATV, SSV and 3WV product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Can-Am ATVs, SSVs and 3WVs all leverage BRP’s renowned Rotax engines.

ATVs

ATVs are four-wheel vehicles used for recreational and utility purposes in all four seasons of the year. Seats are designed to be straddled by the rider who steers using handlebars. ATVs can be broken down into four main categories: sport, recreational-sport, recreational-utility and youth.

The primary manufacturers of ATVs include BRP, CF Moto, Honda, Kawasaki, Polaris, Suzuki, Textron and Yamaha. Certain Chinese and Taiwanese manufacturers also produce ATVs, but primarily focus on entry-level products, which are not included in the industry data.

Management estimates that the global ATV market represented approximately 373,000 units in season 2022, down 19%, due in part to global supply chain issues, from approximately 460,000 units in season 2021, which was up 15% from approximately 401,000 units in season 2020. Management estimates that the Company’s global ATV market share in season 2022 reflected a number three position.

The Can-Am ATV line-up targets a broad range of consumers within the recreational-utility, recreational-sport, sport and youth sectors. The Company offers a total of 77 models, including youth models and six-wheel ATVs.

For season 2023, the manufacturer suggested retail prices (“MSRPs”)2 for the Company’s ATV models (excluding youth models) range from approximately US$6,699 to US$17,599 in the United States. For ATV youth models, the MSRP range from approximately US$2,999 to US$4,799 in the United States.

SSVs

An SSV is driven much like a car, using a steering wheel and pedals, is equipped with seat belts and rollover protection bars and sits the driver and passenger side-by-side. Certain models also include one or two rows of additional seats to accommodate up to six passengers. SSVs can be divided into two categories: (1) recreational SSVs, which can be sub-divided into three main groupings: sport, recreational-utility, and utility-recreational; and (2) utility SSVs. The utility category of the SSV market remains strong, but in the last decade the SSV market has been transformed by the introduction of vehicles designed primarily for recreational purposes. Both existing and aspirational powersports consumers are drawn to recreational SSVs in large part by their enhanced functionality, innovation and differentiated riding experience. In recent years, several consumers have shifted from ATVs to SSVs.

The primary manufacturers of recreational SSVs are BRP, Honda, John Deere, Kawasaki, Polaris, Textron and Yamaha. Management estimates that the global recreational SSV market represented approximately 357,000 units for season 2022, a decrease of 20%, due in part to global supply chain issues, from approximately 444,000 units in season 2021, which was up 8% from approximately 413,000 units in season 2020.3 The Company’s share of the global recreational SSV market in season 2022 reflected a number two market share position based on management’s estimates.

[2]

MSRPs stated herein are for the entry package of the products and exclude freight, delivery charge, taxes and registration fees. Accessory installation costs might not be included. Certain additional fees might also be applicable. Dealers may sell for a different price.

[3]

The approximate numbers of the SSV units in season 2022, 2021 and 2020 was calculated without considering the number of vehicles sold by John Deere in North America as this information was not available.

2023 Annual Information Form

The primary manufacturers of utility SSVs are Bobcat, John Deere, Kawasaki, Kubota and Polaris.

The Company offers one of the widest and deepest line-ups of the SSV market with 78 models.

For season 2023, MSRPs for the Company’s SSV models range from approximately US$12,399 to US$35,599 in the United States.

3WVs

BRP’s Can-Am Spyder and Ryker vehicles are non-traditional three-wheeled vehicles (with two wheels in the front and one in the back) designed to be driven on paved roads, highways and gravel roads. While many jurisdictions have implemented distinct licensing requirements for three-wheeled vehicles that are generally less expensive, demanding and lengthy to obtain than for traditional motorcycles, certain jurisdictions still apply the same licensing requirement for the Spyder and Ryker 3WVs as for traditional motorcycles. Other jurisdictions require only an automobile driver’s license.

BRP’s Can-Am Spyder and Ryker 3WVs compete for consumers against three-wheeled vehicle manufacturers such as Harley Davidson, Polaris, Piaggio and Yamaha. Management believes that, in addition to the traditional motorcycle consumer, the Spyder and Ryker 3WVs open-air experience, styling, performance and stability appeal to consumers that would not have considered buying a motorcycle. With their Y-shape architecture, vehicle stability system (“VSS”) and semiautomatic or automatic transmission, management believes that the Spyder and Ryker 3WVs offer greater stability and overall ease of use for a broad range of riders of all skill levels.

The Can-Am 3WV line-up is comprised of 12 models. Management estimates that the global market for three-wheeled vehicles represented approximately 42,000 units in season 2022, down 21%, due in part to global supply chain issues, from approximately 53,000 units in season 2021, which was up 18% from approximately 45,000 units in season 2020. Management estimates that the Company holds the leading market-share position of the global 3WV market.

For season 2023, MSRPs for the Company’s Spyder models range from approximately US$18,499 to US$30,999 in the United States. In September 2018, the Company introduced the Ryker 3WVs, with MSRP for season 2023 ranging from approximately US$8,999 to US$13,899 in the United States.

Powersports - Seasonal Products

Seasonal Products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, PWCs and pontoons, which are mainly used during the summer season with sales to dealers concentrated in the months of January to June in North America. BRP leverages its Rotax E-TEC and ACE engine technologies to produce snowmobiles and watercraft that are recognized as being among the most fuel-efficient in the market.

2023 Annual Information Form

Snowmobiles

Snowmobiles are used in various snow-covered riding environments, including on- and off-trail for deep snow, trail, performance, touring and utility purposes. On-trail models have high engine displacement and are generally used on groomed trails. Off-trail models such as cross-over and deep snow snowmobiles have high engine displacement and are known for their lighter weight and longer tracks. Utility snowmobiles are easier to handle and are generally used for work-related purposes. The primary manufacturers of snowmobiles are BRP, Polaris, Textron and Yamaha. Management estimates that the Company holds the leading market-share position of the global snowmobile market.

The global snowmobile market is highly concentrated in North America, Scandinavia and Russia, with North America accounting for an estimated 83% of global unit sales in season 2022. Management estimates that the global snowmobile market represented approximately 126,000 units for season 2022, down 5%, due in part to global supply chain issues, from approximately 133,000 units in season 2021, which was up 13% from approximately 118,000 units in season 2020.

The Company produces 145 different key models of snowmobiles, including youth models, categorized as (i) on-trail models (touring, sport, cross-country and youth), (ii) on/off-trail models (cross-over) and (iii) off-trail models (mountain, utility). These models, addressing the needs of all consumer sectors, are grouped into 19 product families and marketed under two different brand names, Ski-Doo and Lynx. BRP snowmobiles are sold primarily in North America under the Ski-Doo brand and in Europe (and Russia prior to the suspension of sales) under the Lynx and Ski-Doo brands. In 2021, the Company started selling snowmobiles under the Lynx brand in North America.

For season 2023, MSRPs for BRP snowmobiles (excluding youth models) range from approximately US$6,399 to US$22,599 in the United States. For snowmobiles youth models, the MSRP range from approximately US$3,699 to US$4,999 in the United States.

PWCs

PWCs include sit-down and stand-up models and are used on lakes, rivers or oceans. PWCs are designed to accommodate one to three riders and are used primarily for recreational purposes, with a small proportion being used for utility purposes such as marine patrol and rescue. PWCs can be divided into eight primary categories: Rec-Lite, Recreation, Touring, Performance, Tow Sports, Sport Fishing, Adventure and Stand-up.

The primary manufacturers in the PWC market are BRP, Kawasaki and Yamaha. Management estimates that the Company holds the leading market-share position of the global PWC market.

In season 2022, the global PWC market represented approximately 114,000 units, down 17%, due in part to global supply chain issues, from approximately 137,000 units in season 2021, which was up 10% from approximately 125,000 units in season 2020.

The Company produces a full line of PWCs consisting of 38 models marketed under the Sea-Doo brand name, which allows it to compete in the main PWC product categories.

For season 2023, MSRPs for BRP’s PWC models range from approximately US$5,999 to US$20,999 in the United States.

In Fiscal 2022, the Company introduced Switch pontoons as a new product offering under the Sea-Doo brand. The Sea-Doo Switch offers a modular design made of tiles that can be re-configured easily; it is powered by a Rotax jet propulsion engine and is maneuvered by a handlebar steering system, and is sold via Sea-Doo dealers. The Sea-Doo Switch comes in two upgrade package options: the Cruise and the Sport, with lengths ranging from 13 to 21 feet. The Company offers a total of 11 models.

2023 Annual Information Form

For season 2023, MSRP for Sea-Doo Switch pontoons models range from approximately US$21,799 to US$42,099 in the United States.

Powersports - PA&A and Rotax engines

Powersports PA&A

BRP sells a broad range of Powersports PA&A to complement each of its product lines, providing a stable revenue stream with high profit margins, along with increased brand exposure. PA&A products enhance the overall consumer experience and lifestyle associated with powersports products.

The parts sold by BRP include consumables (e.g. oils, lubricants and cleaning products), wearable components (e.g. brake pads, tires and transmission belts) and replacement parts (e.g. pistons, clutches and suspension components). BRP’s expertise also served to develop some of the lubricant and care products that it sells, including the XPS line of products, which have been engineered to prolong the life of vehicles and are tested on engine platforms and other applicable components of powersport vehicles.

The accessories include, for example, bumpers, windshields, rims, winches, passenger seats, covers, racks and cargo boxes. Certain accessories sold by BRP have also been designed and developed by BRP, including a tool-less system for near-instant installation of accessories named LinQ, which management believes is a first in the industry. The accessories designed with the LinQ system offer a sturdy and easy installation experience.

BRP aims to create an unparalleled riding experience by delivering technical riding gear and sportswear that promote its Lynx, Sea-Doo, Ski-Doo and Can-Am brands, among others, and enhances the adventure of riding. BRP’s riding gear and sportswear portfolio includes a range of products such as shell jackets, insulated jackets, technical riding pants, gloves, boots, helmets as well as hoodies, t-shirts and caps.

The competitive landscape is composed mainly of companies specialized in parts, accessories and apparel (“Aftermarket Companies”) ranging from multi-brand distributors to smaller single-brand companies. Aftermarket parts and accessories are generally of universal design and can be installed on the Company’s vehicles as much as on the competitors’ vehicles.

BRP designs the vast majority of its PA&A. The parts and accessories are developed alongside the vehicles. They are subject to the same testing and validation processes as the vehicles, resulting in superior assembly, installation and fit. The Company’s apparel line-up prominently features its brands. Management believes that BRP’s PA&A offering is a key influencer in the consumer’s purchase decision of a new vehicle, thus providing the Company with a competitive advantage.

Rotax Engines

With their recognized performance, fuel efficiency and emissions profile, Rotax engines represent a core component of BRP’s industry-leading product performance. They power Can-Am ATVs, SSVs and 3WVs, Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and pontoons. Rotax engines are also sold to distributors and OEMs that manufacture products to be used for civilian recreational purposes and that are not in direct competition with BRP products. When sold to such third parties, the engines are used to power karts, small recreational aircraft and fire pumps. BRP has developed a comprehensive line-up of compact Rotax engines with engine specifications varying from one to four cylinders, 2-stroke and 4-stroke.

2023 Annual Information Form

Most of BRP’s powersports competitors power their vehicles with engines they manufacture themselves. For kart engines, the main competitors are IAME, TM Racing and Vortex Engines. For motorcycle engines, the main competitors are Honda, Kawasaki, Triumph and Yamaha. For small recreational aircraft engines, the main competitors are Continental Motors and Lycoming.

Marine – Boats and Engines

Boats

Recreational boats include rigid inflatable boats, pontoon, deck, bowrider, cruiser and fishing boats. The Company competes in the recreational boats segment with recreational fishing boats, pontoons and bowriders and also offers PA&A to complement these products.

Recreational fishing boats can be divided in two categories: (i) fishing boats mostly used in offshore salt water, that are generally at least 25 feet long; and (ii) fishing boats mostly used in fresh water, that are generally less than 23 feet long. The vast majority of fishing boats are powered by outboard engines. Fishing boats mostly used in fresh water are made of either fiberglass or aluminum. The Company’s Alumacraft fishing boats are of 21 feet or less, generally used in fresh water, in aluminum and are generally outboard powered. The Company’s Quintrex, Stacer and Yellowfin fishing boats range from 7 to 23 feet long, used in offshore salt water and made of aluminum.

Pontoons are leisure boats made in aluminum, almost exclusively used in North America on fresh water, and are generally outboard powered. The Company’s Manitou pontoons compete in that category of recreational boats.

Bowriders are generally designed for recreational use such as day cruising or watersports, and come in a variety of styles. They range between 16 to 28 feet long, use jet propulsion, stern drive, outboard or inboard engines and carry anywhere from 6 to 10 passengers. The Company’s bowriders, which are made of aluminum only, are sold under the Quintrex, Stacer and Yellowfin brands.

BRP’s competition in the boat industry primarily comes from North American manufacturers such as Bass Pro Shops, Brunswick, and Polaris. For season 2023, MSRPs for the Company’s Alumacraft aluminum fishing boats range from approximately US$7,115 to US$68,213 (including the engine), MSRPs for Manitou range from approximately US$44,580 to US$317,000 (including the engine and joystick steering) in the United States, and MSRPs for Quintrex, Stacer and Yellowfin boats range from approximately AUD$2,250 to AUD$165,000 (including the engine) in Australia.

Marine Engines

Marine propulsion systems for recreational power boats are comprised of outboard engines and inboard engines. They are generally sold to independent boat builders that in turn resell the engines and related rigging as part of a boat package, and to independent dealers and distributors. Outboard engines are designed to be affixed to the outside of a boat transom and tend to be lighter, less expensive and more easily replaceable than inboard engines. Inboard engines are designed to be integrated within the boat by the boat builder as part of the production of the boat.

For inboard engines, the primary manufacturers are Brunswick and Volvo Penta for stern drive propulsion systems, and BRP and Yamaha for jet propulsion systems. Management estimates that demand experienced some growth in recent years for inboard engines.

2023 Annual Information Form

BRP manufactures Rotax inboard jet propulsion engines, which offer boat builders an alternative for traditional inboard sterndrives and other inboard engines.

Since May 2020, the Company has discontinued its production of Evinrude E-TEC outboard engines, but it continues to sell Evinrude service parts. However, it continues to sell boat packages to its dealers and distributors, through arrangements and relationships with outboard engine providers, including Mercury Marine, Yamaha, Suzuki and Honda. In August 2022, BRP introduced the new Rotax S outboard engine with Stealth Technology, which the Company offers as fully integrated into its Manitou, Alumacraft and Quintrex boats, allowing for stunning designs.

Strategic Priorities

In Fiscal 2020, the Company announced a strategic 5-year plan referred to as Mission 2025 which was implemented in Fiscal 2021. Mission 2025 aims at “Setting the Course for BRP 2.0” by creating and establishing the winning conditions for the Company to be able to proceed to the next chapter as a global leader. The main objectives and priorities of Mission 2025 consist in building an improved lean enterprise model focused on efficiency, integration and smart solutions, placing the customers at the heart of all aspects of the Company and delivering excellent employee experiences. These objectives and priorities, together with several others contained in Mission 2025, all of which are updated and supplemented by the Company from time to time as necessary in light of the Company’s performance and other external factors (including economic and market conditions) continue to play a key role in the Company’s strategy, especially with respect to the efficiency of its operations and the satisfaction of its customers, with a view to refining and improving its strategy. See “Forward-Looking Statements” and “Risk Factors”.

Manufacturing Facilities and Operations

The Company manufactures its products at 13 facilities4: one in Australia, one in Austria, one in Canada, one in Finland, four in Mexico and five in the United States. All of the Company’s facilities are owned by the Company except for the Rovaniemi (Finland) plant, which is leased.

The following table presents the location, size and products manufactured at the Company’s current manufacturing facilities.

Location	Approx. Size (sq. ft.)	Products Manufactured
Valcourt, Canada	800,000	Ski-Doo snowmobiles and Can-Am Spyder 3WVs
Juárez, Mexico (“Juárez 2”)	680,000	Can-Am SSVs
Querétaro, Mexico	805,000	Rotax engines, Sea-Doo PWCs and Sea-Doo Switch
Gunskirchen, Austria	510,000	Rotax engines
Juárez, Mexico (“Juárez 3”)	930,000	Can-Am SSVs
Sturtevant, United States	465,000	Assembly of Sea-Doo Switch, Evinrude E-TEC components, Rotax outboard engines and Rotax jet engines
Juárez, Mexico (“Juárez 1”)	430,000	Can-Am ATVs and Can-Am Ryker 3WVs
Coomera, Australia	310,000	Quintrex, Stacer and Yellowfin aluminum boats and trailers

[4]

The Company also has manufacturing sites in Shawinigan (Canada) and Denkendorf (Germany). The facilities provide existing and new mechatronic components to certain BRP factories and manufacture mechanical gearboxes for traditional and electric bicycles, respectively.

2023 Annual Information Form

Rovaniemi, Finland	244,000	Ski-Doo and Lynx snowmobiles and certain specialized Can-Am ATVs
Lansing, United States	150,000	Manitou pontoon boats
St. Peter, United States	135,000	Alumacraft aluminum fishing boats
Spruce Pine, United States	100,000	Mainly components for Rotax engines
St. Johns, United States	50,000	Service parts for legacy products, powder booth for wall painting and extrusion and sequencing wall to Lansing location

The Company’s manufacturing strategy, including the products manufactured and the operational activities carried on in each manufacturing facility, is based on a variety of factors such as the proximity to key retail markets, the presence and cost of skilled labour, production capacity, international and local laws, rules and regulations (including custom duties, tariffs and free-trade arrangements) as well as social and political conditions.

The Company’s facility in Valcourt (Canada) assembles Ski-Doo snowmobiles, and Can-Am Spyder 3WVs and manufactures components of such vehicles.

The Company’s Juárez 2 facility (Mexico) assembles Can-Am SSVs, manufactures related components and produces SSV accessories such as bumpers, racks and brackets.

The Company’s facility in Querétaro (Mexico) assembles Sea-Doo Spark PWCs, Sea-Doo Switch and Rotax engines for Can-Am ATVs, SSVs and Can-Am Ryker 3WVs. The facility in Querétaro also assembles the entire Sea-Doo PWC line-up and Sea-Doo PWC engines, which are partially manufactured in the Gunskirchen (Austria) facility and subsequently completed in the Querétaro facility, with the exception of the Spark PWC engines, which are completely produced in Querétaro. In addition, the facility manufactures composite components for Sea-Doo PWCs. Moreover, the Company machines Rotax engine components for Can-Am ATVs and SSVs and for Sea-Doo PWCs, motorized hulls for the Sea-Doo Switch as well as Rotax engine components for Can-Am Ryker 3WVs in its Querétaro facility.

The Company’s Gunskirchen (Austria) facility assembles Rotax engines for the Company’s Ski-Doo and Lynx snowmobiles and Can-Am 3WVs, as well as for third-party OEMs for use in karts, boats, recreational and small aircraft and fire pumps. Sea-Doo PWC engines are partially manufactured in the Gunskirchen (Austria) facility and subsequently completed in the Querétaro facility, with the exception of the Sea-Doo Spark PWC engines, which are entirely produced in Querétaro (Mexico). An additional area built in the Company’s Gunskirchen facility serves as a laboratory for research and development in the electric space, and is strategically located in a region in which skilled labour in advanced propulsion systems is abundant due to the proximity of several automotive industry research centers and key suppliers.

In July 2020, the Company announced the increase of its manufacturing capacity with the construction of a new facility in Mexico. This facility, referred to as Juárez 3 assembles Can-Am SSVs, manufactures related components and produces SSV accessories such as bumpers, racks and brackets. Phase 2 of Juárez 3 was implemented in FY23 to include certain SSV models (Maverick Sport, Maverick Trail and Commander) on a second assembly line.

In connection with the re-orientation of its marine business, the focus on the growth of its boat brands and the discontinuance the Evinrude E-TEC outboard engines production, the Sturtevant facility (United States) is used not only for the final assembly of the Sea-Doo Switch, but also for the upcoming production of Marine Products. The Arkadelphia facility (United States) was closed in the second half of 2020 and its operations were discontinued as of June 2020.

2023 Annual Information Form

The Company’s Juárez 1 facility (Mexico) assembles Can-Am ATVs and Can-Am Ryker 3WVs. The facility also manufactures components for Can-Am off-road vehicles and Can-Am Ryker 3WVs and produces ATV, SSV and Ryker 3WV accessories such as bumpers, racks, steering columns and brackets.

The Company’s facility in Coomera (Australia) manufactures Quintrex, Stacer and Yellowfin aluminum boats and trailers.

The Company’s facility in Rovaniemi (Finland) assembles Lynx and Ski-Doo snowmobiles and completes the assembly of certain models of specialized Can-Am ATVs. The Company also manufactures components for snowmobiles and ATVs in Rovaniemi.

The Company’s facility in Lansing (United States) assembles Manitou pontoons and performs aluminum transformation such as blanking, forming and aluminum welding.

The Company’s facility in St. Peter (United States) assembles Alumacraft aluminum fishing boats and performs aluminum transformation such as blanking, forming and riveting.

The Company’s facility in Spruce Pine (United States) provides lost foam aluminum casted parts for Rotax branded engines as well as other OEM customers serving the automotive, rail and construction equipment industries.

The Company’s facility in St. Johns (United States) manufactures service parts for legacy products and has a powder booth for wall painting and extrusion and sequencing walls to the Lansing location.

The Company is vertically integrated with respect to those manufacturing processes that represent its core competencies, such as surface treatment, painting, high precision machining and honing, aluminum fabrication and forming, riveting and welding, steel forming and welding and engine component manufacturing. For other product components, the Company relies on external suppliers. The Company uses contract carriers to ship its products to its customers and maintains international distribution centers to allow for its products to be shipped to international customers with shorter lead-times. For boats, shipping is also performed by the Company in North America.

In October 2022, the Company announced the construction of an EV manufacturing plant in Querétaro (Mexico), which will produce the all-new lineup of Can-Am electric 2-wheel motorcycles. In January 2023, the Company announced an additional boat manufacturing plant in Chihuahua City (Mexico), intended to increase its manufacturing capacity and capabilities to meet demand for its Marine Products. Production of the Can-Am electric 2-wheel motorcycles and of the Marine Products is planned to start in 2024 and 2025, respectively.

Research and Development

BRP relies heavily on research and development to sustain its reputation towards innovation, high performance products, build strong consumer loyalty and reduce production costs. In Fiscal 2023, investments by the Company in research and development activities represented approximately $367.7 million, or approximately 3.7% of the Company’s annual revenues. BRP’s significant research and development efforts have repeatedly materialized into:

•	new industry-leading platforms (e.g. the Ski-Doo REV Gen 5 platform, Can-Am Ryker 3WV, the Sea-Doo Switch, and the new Manitou Cruise and Explore pontoons);

2023 Annual Information Form

•

new segments (e.g. the Can-Am Pulse and Origin electric motorcycle concepts, the Sea-Doo Rise electric foil board concept, the Sea-Doo FishPro for sport fishermen, the Sea-Doo Explorer Pro for adventure touring and the Sea-Doo Switch jet-powered pontoon);

•

new design features (e.g. the first PWC with direct access to front storage from the driver’s seat, Sea-Doo FishPro Trophy, the first PWC with a livewell and swivel seat, Sea-Doo Explorer Pro, the first PWC with a windshield, Sea-Doo Switch modular funiture and tile system and the marine MAX Deck platform);

•

new engine technologies (e.g. Rotax S1115 and S115 outboard engines with Stealth Technology, Ski-Doo SHOT engine starting system, the first factory produced 2-stroke turbocharged engine, the Ski-Doo 850 E-TEC Turbo, industry leading Rotax 135hp Turbo with pDrive for SSV, and Sea-Doo iDF (Intelligent Debris Free) pump system);

•

new ergonomic features (e.g. the Ergo-Lok system deployed across the Sea-Doo PWC line-up, including the new Ergo-Lok R system with an adjustable rear saddle on the new RXP-X, effectively positioning the rider and watercraft into perfect performance-oriented ergonomics);

•	new safety features (e.g. the Sea-Doo speed-limiting Learning Key or the Can-Am Off-Road work key);

•	new features enhancing the customer’s experience (e.g. the industry’s largest 10 1⁄4” color digital display with the BRP Connect connectivity platform, and BRP GO! navigation app); and

•	new accessories (e.g. Ski-Doo 1+1 seat, the Sea-Doo LinQ cooler, the Sea-Doo Switch Premium Audio System and the Can-Am ATV & SSV LinQ cargo systems).

BRP’s research and development activities are spread across its four research and development sites located in Canada, Austria, the United States, Finland and France. Research and development activities are organized around centers of expertise, with each facility focused primarily on certain specific activities.

BRP is a partner, with the Université de Sherbrooke, of the Centre de technologies avancées BRP - Université de Sherbrooke, which has the mandate of developing specialized vehicles and advanced technologies. BRP also established the Laurent Beaudoin Design & Innovation Centre, which serves as the home to BRP’s design and advanced concept teams, working to create revolutionary products and develop new product lines and categories. In addition, BRP is a partner with the Austrian government in the Regionales Innovations Centrum in Austria, focusing on the design and development of efficient powertrain technologies.

In January 2023, BRP opened a Design & Innovation Center in Palm Bay, Florida to conduct advanced concepts studies for all on-water products and bring innovations to the marine industry. BRP also opened its new Design Studio in the South of France in December 2022. This modern facility, situated near major European markets, reflects the Company’s commitment to design excellence and innovation as engines for growth. The Studio’s renowned team of designers and cutting-edge technology will play a vital role in shaping the future of BRP’s product portfolio. The Studio will also focus on conducting advanced concept studies in the world of sustainable mobility, among other areas.

2023 Annual Information Form

Distribution, Sales and Marketing

Distribution and Sales

BRP has established an extensive global distribution network selling products, directly or indirectly, in over 130 countries. As of the date hereof, BRP sells products directly to approximately 2,600 dealers in 21 countries. In certain geographic markets, the Company prefers to leverage a network of distributors acting as intermediaries with dealers. Through its network of approximately 150 distributors, BRP sells products to approximately 350 additional dealers. In China, the Company distributes products through a joint venture with Smooth Marine Equipment Ltd., its long-time distributor in China, and BRP has a majority ownership stake in this joint venture. The Company also has an office in Texas, U.S. for management and staff forming part of the sales, marketing, dealer services, finance and human resources functions of the Company. In Russia, through the establishment of an office, products were sold directly to dealers, however since March 2022, in light of the geopolitical instability around the military conflict in Ukraine, the Company ceased the export of its products to Russia. See “Risk Factors — The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates”.

In Fiscal 2023, 24.4% of the Company’s revenues were generated outside of North America. In addition to reducing the Company’s reliance on any single geographic market, management believes that the breadth of BRP’s distribution network positions it favorably to capture future growth opportunities in emerging powersports markets.

2023 Annual Information Form

The Company typically enters into agreements with dealers, pursuant to which they are authorized to market specific product lines and are required to stock service parts and perform warranty and out-of-warranty repairs and other services. Most of these contracts do not require a dealer to market the Company’s products on an exclusive basis. Based on various business criteria, dealers can become entitled to discounts, co-operative advertising subsidies and inventory financing. The Company also enters into agreements with distributors covering specific territories.

The Company delivers its products to dealers and distributors either directly from distribution centers and warehouses strategically located, which are operated either by the Company itself or by third-party logistics providers.

The Company operates a build-to-order process under which it manufactures products based on dealer and distributor orders. It also manages a sales and operations process through which it adjusts production schedules on a weekly or monthly basis to precisely tailor production to incoming orders and market conditions. The Company measures the success of its global production scheduling based on its order fill rate and finished product inventory. The Company produces its Powersports Seasonal Products, namely its snowmobiles and PWCs, before and early in their respective seasons of use, while it produces its Powersports Year-Round Products and Marine Products, namely its ATVs, SSVs, 3WVs and boats, year-round. Due to the supply chain lead-time for Seasonal Products, flexibility in adjusting production volumes to meet changes in anticipated demand is limited.

The Company regularly holds dealer and distributor meetings to introduce new products and register pre-season orders. Dealers and distributors also have the opportunity to modify their orders during the season, either quarterly, monthly or on an ongoing basis, depending on the product line and the geography. The distribution network for Seasonal and Year-Round Products is relatively stable and consists of a majority of dealers and distributors with whom BRP has enjoyed a longstanding relationship. The Rotax inboard jet propulsion engines are distributed exclusively through boat builders. The Alumacraft and Manitou boats are distributed mainly through a network of dealers in the United States and in Canada while the Quintrex, Stacer and Yellowfin boats are distributed through a network of dealers in Australia.

2023 Annual Information Form

See “Risk Factors — The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates”.

Dealers’ and Distributors’ Inventory Financing Arrangements

BRP has agreements with large financing companies in North America, Europe, Australia, New Zealand and Latin America to provide third-party inventory financing to its dealers and distributors in order to facilitate their purchase of the Company’s products. These agreements improve BRP’s liquidity by financing dealer and distributor purchases of products without requiring substantial use of the Company’s working capital. A significant percentage of BRP’s sales are made under such arrangements. The total amount of financing provided under such financing agreements totaled approximately $8.3 billion for Fiscal 2023 compared to approximately $6.1 billion for Fiscal 2022. Under the dealer and distributor financing agreements, in the event of a default of a dealer or distributor, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. During the three-month period ended July 31, 2021, the Company renegotiated and regrouped some of its repurchase obligations for obligations that are held with the same third-party financing providers. Henceforth, the obligations are generally within a range of US$14.0 million ($18.7 million) or 15% of the calendar year twelve-month average amount of financing outstanding under the financing agreements, and US$25.0 million ($33.3 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements ($167.7 million as at January 31, 2023). See “Risk Factors — The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition”.

Marketing

BRP aims to deliver best-in-class customer experiences. BRP seeks to drive consumer loyalty and ambassadorship by focusing on consumer experience and collaborating with its dealers and distributors. The Company has implemented several initiatives to expose thousands of consumers each year to the excitement and energy of the Powersports and Marine community, including through brand communications, physical and virtual experiences and high-quality product trials. In fact, in 2022, BRP was named Brand of the Year by Strategy magazine for moving from selling products to enabling its riders through experiences. The Company’s digital factory leverages its websites, Customer Relationship Management platforms and social media properties to drive excitement, showcase the community, and provide customers with the information they are looking for.

Suppliers

BRP’s primary purchases from its suppliers include raw materials, tooling, parts and systems, information technology (“IT”) services, marketing and transportation services. Parts, components and systems are subject to an extensive validation process in order to ensure their reliability and durability. Raw materials or standard parts are generally readily available from multiple sources for the products manufactured by BRP. Furthermore, whenever possible, BRP tries to identify potential substitute supply arrangements for components. BRP strives to obtain the lowest total costs of supply and manufacturing while ensuring high quality, and regularly seeks alternative sources of supply outside its current network of suppliers.

2023 Annual Information Form

The Company is vertically integrated with respect to core manufacturing processes. For product components, other than those resulting from the core manufacturing processes, the Company generally establishes long-term relationships with external suppliers. The Company has implemented a certification process to evaluate the suitability of potential suppliers, which includes a review of suppliers’ financial condition and their capacity to produce components in conformity with BRP’s requirements and specifications as well as with applicable labour and environmental standards. Additionally, the Company performs both laboratory and field testing of components before using them in its products. All suppliers must comply with applicable trade sanctions and the BRP Supplier Code of Conduct, which outlines a clear set of standards on ethical matters such as health & safety, environment as well as prevention of child labor and modern slavery. In addition, the Company has recently initiated an analysis with an aim to reduce its carbon footprint throughout its supply chain.

The manufacturing of the Company’s youth Can-Am ATVs and youth Ski-Doo snowmobiles as well as the production of most of its accessories and apparel is outsourced.

Please refer to “Risk Factors” for more information on the supply chain, operating and financial impact of the COVID-19 pandemic and the military conflict between Russia and Ukraine on the Company.

Seasonality

Some of BRP’s product lines, such as snowmobiles, PWCs and boats, are seasonal. However, certain of these products are also sold during offsetting seasons, reducing the overall seasonal impact on the Company. Additionally, BRP’s 3WV, jet boat engines, ATV and SSV products are less subject to seasonal weather patterns than snowmobiles, PWCs and boats.

The following table reflects the seasonality of revenues for each of the quarters in the three most recent fiscal years. The variations in revenues for Fiscal Year 2023 are due in part to global supply chain issues impacting the revenue distribution.

(in % of annual revenues)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2023	18.0%	24.3%	27.0%	30.7%
Fiscal 2022	23.6%	24.9%	20.8%	30.7%
Fiscal 2021	20.7%	20.7%	28.1%	30.5%

Employees

As at the end of Fiscal 2023, the Company employed close to 23,000 employees of whom approximately 6,000 were covered by collective arrangements, either through an association, a joint company-employee relations committee, or a certified union/works council.

In Valcourt (Canada), the Company has employee relations committees to ensure joint company-employee discussions addressing employee matters and business challenges in an open and transparent context. These employee relations committees also serve as a channel of communication between the Company and all related employees in order to foster a culture of collaboration and mutual trust. Employee relations committee meetings are held on a regular basis.

In Shawinigan (Canada), the employees of BRP Megatech Industries Inc., a wholly owned subsidiary of the Company, are represented by a union (Syndicat des Métallos, Section locale 9472). Work conditions are governed by a collective bargaining agreement that will remain in force until April 30, 2024.

In the United States, employees are not unionized.

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Employees in Austria, Finland and Germany are represented by these countries’ respective national works councils that supervise labour law compliance. The members of the respective local works councils meet with management on a regular basis and also participate in social, employment and, to a lesser extent, economic and financial decisions. In general, the Company representatives and works councils’ members meet on a regular basis to discuss specific work conditions and other normative elements. The Company and local works councils also hold annual formal negotiations to discuss overall work conditions. By law, certain employee-related topics must be negotiated with the works councils and the outcome must be documented in writing and signed by both parties.

Employees in Juárez (Mexico) are not represented by any association. Manufacturing employees in Querétaro (Mexico) are represented by a union; wages are agreed upon yearly and other benefits every other year.

In addition, employees in non-manufacturing sites located in Belgium, Brazil, France, Italy, Norway, Spain, and Sweden are represented by their respective national collective agreements. Employees in Switzerland and Russia are not governed by any type of collective arrangement.

Employees in New Zealand, China and Japan are non-manufacturing workers. They are not unionized, but they can be represented by their respective local or national work councils. Their employment rights and conditions are regulated and protected under agreement and national employment law.

In Australia, employees are not unionized.

Please refer to “Risk Factors” for more information on the operating and financial impact of the COVID-19 pandemic and the military conflict between Russia and Ukraine on the Company.

Intellectual Property

The Company has an extensive portfolio of intellectual property, including patents, trademarks, copyrights and trade secrets that protect its brands, products, designs and technologies.

Patents

As at January 31, 2023, the Company held more than 1,870 issued patents and pending patent applications to protect its products, designs and technologies, in jurisdictions including the United States, the European Union, Canada, China and Russia, among others. The Company diligently seeks to protect its key innovations through patent filings. The Company determines jurisdictions in which it files patent applications based on strategic considerations and the availability of patent protection in such jurisdictions. As it continues to develop new products, manufacturing processes and technologies the Company plans to apply for patents to protect such innovations.

As an example, the Company’s intellectual property portfolio includes patents and applications relating to its ATV and SSV Ride Control technologies, Can-Am 3W VSS and Ryker Drivetrain technology, the Sea-Doo PWC iBR brake system and Shark Gill design, the Sea-Doo Switch Modular Deck and Tri-Hull design, the Ski-Doo Gen 5 chassis technology, the Ski-Doo 2 stroke turbocharged engine technology, the Ski-Doo SHOT starter, the Rotax Electric Kart Direct Drive technology, Rotax outboard engine with Stealth technology and the LinQ technology.

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Trademarks

In addition to protecting its technical innovations, the Company relies on a combination of registered and unregistered trademarks to protect its position as a branded company with strong brand name recognition. It holds numerous registered trademarks in respect of its brands, including Alumacraft®, BRP®, Can-Am®, Lynx®, Manitou®, Quintrex®, Rotax®, Sea-Doo®, Ski-Doo® and Stacer®. It also holds registered trademarks with respect to its various model lines, including Aurora®, Commander®, Defender®, Expedition®, Fish Pro®, Freeride®, G2®, Maverick®, MX-Z®, Renegade®, Rave®, Ryker®, RXP®, RXT®, Skandic®, Spark®, Spyder®, Summit®, Switch™ and Traxter®, and additional registered trademarks with respect to certain of its technologies, including 4-TEC®, BRP Connect®, BV2S®, E-TEC®, iBR®, iCatch®, iControl®, iS®, Learning Key®, LinQ®, Radien®, REV®, V-Toon®, and XPS®. The Company determines the jurisdictions in which it registers its trademarks based on strategic considerations and on the availability of trademark registration in such jurisdictions. As it continues to develop and introduce new brands, models and technologies, the Company plans to register new trademarks to protect its strong name recognition.

Licenses

In the ordinary course of business, the Company enters into license agreements for intellectual property held by suppliers, competitors and other third parties with respect to parts, components and other systems used in the Company’s products.

Product Warranties

The Company’s manufacturer product warranties generally cover periods from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs, extended product warranties.

Information Technology

The Company uses several IT platforms in the operation of its business. For example, the Company uses SAP (enterprise system), SalesForce (sales and after-sale), Cognos (finance) and certain applications developed in-house. All such platforms support specific functions of the Company. The Company is currently implementing a new ERP system, which is planned to replace its existing financial and operating systems.

Regulatory Matters

The Company is subject to extensive laws and regulations at many steps in its chain of conception, production and distribution of products. Above and beyond the laws and regulations applicable to any business, there are certain requirements applicable only to powersports vehicles or recreational products such as those manufactured by the Company. These regulations include standards related to safety, construction rules, sound and gaseous emissions, and the sale and marketing of products, and have generally become stricter in recent years.

The Company is taking appropriate measures to ensure that its products will be compliant with anticipated more stringent regulations as they become effective from time to time. Such measures include the development of new engines and vehicle design, as well as the development of new energy-efficiency related technologies. While these efforts require substantial expenditures, it is impractical at this time to isolate these specific compliance costs from total project costs. See “Risk Factors — The Company is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase its capital or operating costs”.

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Safety Regulation

The Company’s products are subject to extensive laws, rules and regulations relating to product safety promulgated by the governments or regulatory authorities of Canada, individual Canadian provinces, the United States, individual American states or other countries.

These requirements pertain to the conception, production and distribution of BRP’s products.

In addition, the Company is a member of several industry and trade associations in Canada, the United States, and other countries whose mandate is to promote safety in the manufacture and use of powersports products. Some of those trade associations promulgate voluntary industry product safety standards with which the Company complies.

Use Regulation

In Canada, the United States and other countries, laws, rules and regulations have been promulgated or are under consideration relating to the use of powersports vehicles and boats. Some countries, provinces, states, municipalities and local regulatory bodies have adopted, or are considering the adoption of, legislation and local ordinances that restrict the use of snowmobiles, PWCs, ATVs, SSVs, boats and outboard engines to specified hours and locations. The use of said products has been restricted in some national parks and federal lands in Canada, the United States and other countries. In some instances, this restriction has consisted of a ban on the recreational use of these vehicles in specific locations.

Emissions Regulation

The Company’s products are subject to sound and gaseous emissions laws, rules and regulations promulgated by the governments and regulatory authorities of Canada (Environment and Climate Change Canada), the United States (Environmental Protection Agency), individual American states (such as the California Air Resources Board), the European Union and other jurisdictions. Such laws, rules and regulations may require the development of new engines and vehicle design, as well as the development of new energy-efficient technologies. See “Risk Factors — The Company is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase its capital or operating costs”.

Environmental Regulation Applicable to Facilities

The Company is also subject to environmental laws, rules and regulations pursuant to which, among other things, it may become liable for the costs of investigating, removing and monitoring any hazardous substances found in its manufacturing and other facilities.

Insurance

The Company carries various insurance coverage policies to protect against certain risks of loss consistent with the exposures associated with the nature and scope of its operations. The most significant insurance policies that the Company carries include:

•	commercial general liability insurance for bodily injury and property damage resulting from its operations and its products;

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•	property insurance covering the replacement value of all real and personal property damage, including damages arising from fire, earthquake, flood damage and business interruption;

•	cargo insurance to protect against loss or damage to goods while in transit;

•	workers’ compensation coverage in the United States to required statutory limits;

•	automobile liability insurance for all owned, non-owned and hired vehicles covering liabilities to third parties for bodily injury and property damage;

•	aviation insurance for bodily injury and property damage resulting from the Company’s small recreational aircraft engines;

•	directors and officers insurance; and

•	cyber insurance to mitigate risk exposure by offsetting recovery costs following a cyber-related security breach or similar event.

All policies are subject to certain deductibles, limits or sub-limits and policy terms and conditions.

RISK FACTORS

The risks and uncertainties described in this Annual Information Form are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material, the Company’s business, guidance, prospects, financial condition, results of operations and cash flows and consequently the price of the Subordinate Voting Shares could be materially and adversely affected.

Economic conditions that impact consumer spending may have a material adverse effect on the Company’s business, results of operations or financial condition

The Company’s business is cyclical in nature, and the Company’s products compete with a variety of other recreational products and activities for consumers’ discretionary income and leisure time. The Company’s results of operations are sensitive to changes in overall economic conditions, primarily in North America and Europe, that impact consumer spending and particularly discretionary spending. Fluctuations in economic conditions may negatively affect disposable consumer income such as personal income levels, the availability of consumer credit, employment levels, consumer confidence, business conditions, changes in housing market conditions, capital markets, inflation, tax rates, savings rates, interest rates, exchange rates, fuel and energy costs, tariffs. Natural disasters, acts of terrorism, epidemic or pandemic outbreaks, or other similar events, could also reduce consumer spending generally or discretionary spending in particular. Such reductions could materially adversely affect the Company’s business, results of operations or financial condition. Changes in economic conditions could also result in a deterioration or increased volatility in the credit and lending markets, which could adversely impact the consumers who purchase the Company’s products from dealers and rely upon financing for such purchases as well as the availability of financing arrangements for dealers and distributors to finance their inventory. If financing is not available to consumers or dealers and distributors on satisfactory terms, the Company’s business, results of operations or financial condition could be materially adversely affected. Further, volatility in the capital markets has been heightened during the last year and such volatility may continue, which may cause declines in the price of the Subordinate Voting Shares or result in shareholder grievance or activism. Finally, the risk of recession in one or several of the countries where the Company operates is growing, notably in light of the significant increase of interest and inflation rates, and could have an adverse impact on the Company’s net earnings, financial position or cash flows.

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Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition

Demand for the Company’s products depends in part on their social acceptability and that of the Company as a whole. Public concerns about the environmental impact of the Company’s products or their perceived safety could result in diminished social acceptance. Circumstances outside the Company’s control, such as social action to reduce the use of fossil fuels, could also negatively impact consumers’ perceptions of the Company’s products. Any decline in the social acceptability of the Company’s products could negatively impact their sales or lead to changes in laws, rules and regulations that prevent their access to certain locations, including trails and lakes, or restrict their use or manner of use in certain areas or during certain times. Additionally, while the Company has implemented various initiatives to address these risks, including the improvement of the environmental footprint and safety of its products, there can be no assurance that the perceptions of the Company’s customers will not change. Consumers’ attitudes towards the Company’s products and the activities in which they are used also affect demand. Any failure by the Company to maintain the social acceptability of its products could impact its ability to retain existing customers or attract new ones which, in turn, could have a material adverse effect on its business, results of operations or financial condition.

Other factors may impact the Company’s reputation, including the perception held by the Company’s stakeholders and the industries in which it does business, which can be influenced by the new and evolving set of compliance risks it has been subject to. Indeed, in the last several years, there has been increased scrutiny related to ESG performance requirements, standards and reporting and a corresponding increase in the risk of damage to the Company’s reputation and the value of its brands if the Company fails to act responsibility or comply with regulatory requirements in several areas, such as safety and security, environmental stewardship and sustainability, climate-change mandated disclosure, diversity, human rights, philanthropy and support for local communities. While the Company has in place programs and commitments with respect to ESG and has in the last year publicly announced ambitious ESG goals and commitments as part of its broader CSR25 program, there is no assurance that it will be able to adequately address all ESG pressures and potential requirements to maintain stakeholder confidence and its ability to implement its programs and commitments with respect to ESG is likely to be compared against its peers. Further, the Company’s ability to achieve these goals depends on many factors and is subject to many risks, that could cause the Company’s assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, those goals. The failure to achieve its ESG targets, effectively manage and sufficiently report ESG matters, or a perception among key stakeholders that its ESG targets are insufficient, could adversely affect the Company’s reputation and its ability to attract capital from financial institutions and investors incorporating sustainability and ESG considerations as a part of their portfolios or adopting restrictive decarbonization policies (see “Risk Factors — The Company’s success depends upon the continued strength of its reputation and brands”).

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings

The Company reports its financial results in Canadian dollars and the majority of its sales and operating costs are realized in currencies other than the Canadian dollar. In Fiscal 2023, 60.1% of the Company’s revenues were realized in the United States. The Company is also exposed to other currencies such as the Australian dollar, the Brazilian real, the Euro, the Mexican peso, the Norwegian krone and the Swedish krona. If the value of any currencies in which sales are realized depreciates relative to the Canadian dollar, the Company’s foreign currency revenue will decrease when translated to Canadian dollars for reporting purposes. In addition, any depreciation in foreign currencies could

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result in higher local prices, which may negatively impact local demand and have a material adverse effect on the Company’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the Canadian dollar, the Company’s operating costs will increase when translated to Canadian dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in the Company’s sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates could create discrepancies between the Company’s sales and its operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Company’s products in markets where they face competition from manufacturers who are less affected by such fluctuations in exchange rates.

In addition, the Company’s indebtedness under its Term Facility and a portion of the Revolving Credit Facilities are denominated in U.S. dollars. As a result, any strengthening of the U.S. dollar versus the Canadian dollar or any revaluation of the denomination of the Term Facility into Canadian dollars at the end of each reporting period can result in significant fluctuations of net income, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

While the Company actively manages its exposure to foreign-exchange rate fluctuations and enters into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Company does not have foreign exchange hedging contracts in place for some currencies in which it does business. As a result, there can be no assurance that the Company’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Company will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

The Company has, and is expected to continue to have and incur, indebtedness and there can be no assurance that it will be able to pay its indebtedness as it becomes due

The Company has, and is expected to continue to have and incur, indebtedness, including obligations under the Revolving Credit Facilities as well as obligations under the Term Facility. In addition, the Company may incur greater levels of indebtedness as a result of challenging economic or other conditions affecting the Company, including as a result of the seasonality of its business or due to supply chain related disruptions increasing its working capital needs. The amount of indebtedness that the Company has from time to time may, among other things, limit the Company’s ability to obtain additional financing, require the Company to dedicate a substantial portion of its cash flow generated from operations to payments on its indebtedness or fixed costs (thereby reducing the funds available for other purposes), make the Company more vulnerable to economic downturns, or limit the Company’s flexibility in planning for, or reacting to, competitive pressures or changes in its business environment, any of which could, in turn, have a material adverse effect on its business, results of operations or financial condition.

The ability of the Company to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. In addition, as the Company incurs indebtedness that mainly bears interest at fluctuating interest rates and is mainly denominated in U.S. dollars, to the extent that interest rates increase or the U.S. dollar appreciates relative to the Canadian dollar, its interest expense will increase, as is currently experienced with the significant increase of interest rates over the past few quarters, as a result of the tightening of monetary policies by the main central banks. While the Company actively manages its exposure to interest rate fluctuations and enters into interest rate derivatives from time to time, such contracts could limit the exposure to the interest rate increase. Furthermore, the Company does not have interest rate derivative contracts in place for all of its debt instruments and covering their entire maturity profile. As a result, there can be no assurance that the Company’s approach to managing its

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exposure to interest rate fluctuations will be effective in the future or that the Company will be able to enter into interest rate derivative contracts as deemed necessary on satisfactory terms. Each of these factors is, to a large extent, subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond the Company’s control. Any failure by the Company to generate sufficient cash from its operations to pay its debt and other financial obligations could have a material adverse effect on its business, results of operations and financial condition.

The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company

The Company relies on net cash generated from its operating activities as its primary source of liquidity. To support the Company’s business and execute its growth strategy as planned, the Company will need to continue to generate significant amounts of cash from operations, including funds to pay personnel, invest further in its infrastructure and facilities and invest in research and development (see “Risk Factors — The Company may be unable to successfully execute its growth strategy”). In case of decreasing capacity of the Company to generate cash from operations, the eventual recovery of the Company may be delayed due to factors such as the cyclical nature of the Company’s business, the seasonality of certain of its products, and the inventory levels of the Company, and that of its distributors and dealers. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital, through debt or equity financings, to fund its business or execute its growth strategy. Conditions in the credit markets (such as availability of financing, fluctuations in interest rates and deterioration of the global economic condition, including as currently experienced as a result of increased labour costs, the impact of global supply chain disruptions, the military conflict between Russia and Ukraine and other macroeconomic conditions and global tensions) may make it difficult for the Company to obtain such financing on attractive terms, or even at all. Additional debt financing that the Company may undertake may be expensive and might impose on it covenants that restrict the Company’s operations and strategic initiatives, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase its capital shares, make investments or engage in merger, consolidation and asset purchase transactions. Any equity financing may also be on terms that are dilutive to the Company’s shareholders, and the prices at which new investors would be willing to purchase equity securities may be lower than the price per share of the Company’s Subordinate Voting Shares, especially in light of the heightened volatility in the capital markets experienced globally during the last few quarters. If new sources of financing are required, but are unattractive insufficient, or unavailable, then the Company could be required to modify its business plans or growth strategy based on available funding, if any, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the military conflict between Russia and Ukraine, could have a material adverse effect on the Company’s business, results of operations or financial condition

The primary raw materials used in manufacturing the Company’s products are aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Certain suppliers provide the Company with certain product parts and components. In some instances, the Company also purchases systems, components, raw materials and parts that are derived from a single source, which may represent an increased risk of supply disruptions. The Company cannot be certain that it will not experience supply problems, such as the untimely delivery of, or defects or variations in, raw materials, parts or components. Shortages of key components, such as semiconductors, can also disrupt the Company’s production. For example, the Powersports Products and Marine Products industry faced in the last year, and continue to face to a lesser extent, a shortage of semiconductors, which has a complex supply chain with long lead times required to increase production and capacity. Such supply chain related disruptions resulted in larger than usual production of substantially completed units

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awaiting missing components. Moreover, the Company faced, and could continue to face, a risk of production stoppages and slowdowns in several jurisdictions where the Company operates, which could lead to further supply disruptions and delivery delays for the Company. Given this context, the Company was forced to, and expects to continue to a lesser degree, take additional measures to secure its supply chain and maintain its production, including the use of expedited freight or air freight, resulting in additional costs for the Company. Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports, disruptions or shutdowns caused by health crisis such as the COVID-19 pandemic, or loss of or damage to goods while they are in transit or storage, could limit the supply of these raw materials and components. Any prolonged disruption in the supply chain could have a material adverse effect on the Company’s operations or profitability and the insolvency, bankruptcy, financial restructuring or force majeure event of any critical suppliers could result in the Company incurring unrecoverable costs related to the financial work-out or resourcing costs of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts.

As well, the Company obtains certain of the raw materials, parts and components it uses from either sole suppliers or a limited number of suppliers, exposing it to concentration risks. If these supply arrangements were terminated or interrupted for reasons such as supplied goods not meeting the Company’s quality or safety standards or the suppliers’ operations being disrupted as a result of a variety of internal or external risks, including a deterioration in general economic conditions, which may be the case as a result of the growing concerns of a potential recession in Canada, the U.S. and other regions where the Company operates, it could have difficulty establishing substitute supply arrangements on satisfactory terms. Problems with the Company’s supplies could have a material adverse effect on the Company’s business, results of operations or financial condition.

Moreover, the Company’s profitability is affected by significant fluctuations in the prices of the raw materials, parts and components it uses, including as experienced as a result of the current inflationary environment driven by high demand and supply chain disruptions. In addition, although most of the shortages of key components experienced last year have improved, they have led to, and could continue to lead to, increases in the costs of materials and related price pressures, thereby potentially impacting the Company’s margins. Further, higher energy costs and fuel increases, notably in light of the military conflict between Russia and Ukraine, can adversely affect the pricing and availability of petroleum-based raw materials such as resins and rubber used in many of the Company’s products. The Company may not be able to pass along price increases in raw materials, parts or components to its customers. As a result, an increase in the cost of raw materials, parts and components used in the manufacturing of the Company’s products could reduce its profitability and have a material adverse effect on its business, results of operations or financial condition.

If the Company is unable to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected

The Company’s success depends to a large extent upon its ability to attract and retain skilled employees. There is intense competition for qualified and skilled employees in the labour markets in which the Company operates. The Company must attract, train, and retain many qualified employees while controlling related labour costs and while continuing to promote DE&I principles and practices into its core values. Tighter labour markets, such as those experienced presently, may make it even more difficult for the Company to hire and retain qualified employees and control labour costs. The Company’s ability to attract qualified employees and control labor costs is subject to numerous external factors, including prevailing wage rates, employee preferences, employment law and regulation, labour relations and immigration policy. The Company’s ability to reward its employees through bonuses and

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other incentive programs also depend on the Company’s financial performance, such that it if decreases, employee turnover may increase and be more significant in sectors that have already experienced a decrease in bonuses and other incentive programs due to their past performance. The shift to a hybrid work environment may also negatively impact the Company’s ability to hire, retain and motivate talent and will depend on employee preferences and relative choices of other employers. The ability to retain workforce is also dependent on the Company’s ability to foster an environment that is sustainably safe, respectful, fair and inclusive of everyone and promotes DE&I inside and outside of the business. The Company has been dedicating time and resources to continue to progress on its DE&I journey, which falls within its broader CSR25 Program. The Company’s failure to recruit, train and retain such employees could have a material adverse effect on its business, results of operations or financial condition.

In addition, many members of the Company’s management team have extensive experience in the Company’s industry and with its business, products and customers. The loss of the technical, management and operational knowledge and expertise of one or more members of the management team could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves the Company and would need to spend time usually reserved for managing the Company’s business to search for, hire and train new members of management. The loss of some or all of the members of Company’s management team, particularly if combined with difficulties in finding qualified substitutes, including notably as a result of the failure to establish, or improper implementation of, an effective succession plan for the CEO, could negatively affect the Company’s ability to develop and pursue its business strategy, or create such perception among key stakeholders, which could materially adversely affect the Company’s business, results of operations or financial condition.

To implement and manage the Company’s business and operating strategies effectively, the Company must maintain a high level of efficiency, performance and content quality, continue to enhance its operational and management systems and continue to effectively attract, train, motivate and manage its employees. If the Company is not successful in doing so, it may have a material adverse effect on its business, results of operations or financial condition.

The risks to the Company of a pandemic, epidemic or other public health crisis, such as the COVID-19 pandemic or any other emerging diseases with similar effects, include risks to employee health and safety, prolonged restrictive measures put in place in order to control the outbreak and limitations on travel, which may result in temporary shortages of staff or unavailability of certain employees or consultants with key expertise or knowledge of the Company, impact on workforce productivity and increased medical costs/insurance premiums.

The failure of the Company’s information technology systems, difficulties in implementing its new ERP system or a security breach or cyber-attack could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s global business operations are managed through a variety of information technology systems. These systems govern all aspects of the Company’s operations around the world. The Company is dependent on these systems for all commercial transactions, financial reporting, dealership and distributorship interactions, and supply chain and inventory management. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s information technology systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing

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contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company also depends on security measures that these third-party service providers are taking to protect their own systems and infrastructure. If such third-party service providers do not maintain adequate security measures in accordance with contractual requirements, the Company may experience operational difficulties and increased costs, and/or may be the subject of a malware infiltration coming through such third-party service providers. On August 8, 2022, the Company discovered and publicly reported that it was the target of malicious cybersecurity activity, which came through a third-party service provider and resulted in temporary suspensions of the operations (the “August 2022 Breach”). The Company launched an investigation and promptly put in place appropriate measures to ensure the integrity of systems and data, allowing to limit the incident from a data privacy perspective, as well as a recovery plan to minimize the financial consequences of the cyberattack. The Company was able to restore a vast majority of its internal systems from its back-up repositories and precautionary measures were adopted with respect to the limited information that was compromised, including the availability of credit monitoring services. Even if the August 2022 Breach’s impact was ultimately contained, future similar incidents could have an adverse material impact on the Company’s business, operations, and reputation.

The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition. The Company is currently in the midst of implementing a new ERP system, which will replace its existing financial and operating systems. The design and implementation of this new ERP system requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the transformation of the Company’s organizational structure and financial and operating processes. The Company may not be able to implement the ERP system successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to implement the new ERP system as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the operations can be affected and the financial condition, results of operations and cash flows could be negatively impacted.

The Company and its dealers and distributors receive and store personal information in connection with their human resources operations, credit operations, warranty management, marketing efforts and other aspects of their businesses. Additionally, the Company maintains financial information in its IT system and exchanges electronically information with a large number of trading partners across all aspects of its commercial operations. The Company makes significant investments in research and development each year and data from such activities is maintained in the Company’s IT systems. Any security breach of the Company’s IT systems could result in disruptions to its operations, as was the case with the August 2022 Breach, erroneous transactions or reporting, loss of data from research and development activities or the devaluation of intellectual property. The Company has security measures and controls in place to protect personal and business information, and on an ongoing basis, continues to make investments to reinforce secure access to the Company’s information technology network. In addition, despite the Company’s preventive efforts to address cybersecurity threats, these threats are increasingly complex and can change frequently such that the Company may be unable to proactively address those threats or implement adequate preventive measures. With the increased use of technologies such as the internet to conduct business, the Company is susceptible to operational,

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information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through hacking or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Further, the work-from-home measures implemented in response to the COVID-19 crisis present cybersecurity challenges, as the Company’s security and control measures might fail to adapt to a hybrid work environment. While the Company has deployed additional protective measures including advanced threat hunting, real time response and Operational Technology (OT) surveillance services, it is not completely immune from these increasing cybersecurity threats. To the extent that a cybersecurity breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential or personal information, it could cause significant damage to the Company’s reputation, affect its relationships with its customers, lead to violations of applicable privacy and other laws, regulatory fines, penalties, additional compliance costs, claims against the Company and ultimately materially adversely affect its business, results of operations or financial condition.

The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates

The Company manufactures its products in Australia, Austria, Canada, Finland, Germany, Mexico and the United States. The Company maintains sales and administration facilities in approximately 20 countries. The Company’s primary distribution facilities distribute the Company’s products to its North American dealers and the Company relies on various other locations around the world, including in Australia, Belgium and Finland, that distribute its products to its international dealers and distributors. The Company’s total sales outside Canada and the United States represented 24.6% of the Company’s total sales for Fiscal 2023 and the Company intends to continue to expand its international operations by investing in developing its dealer network and promoting the Company’s brands and products in international markets. International markets have been and are expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements, tariffs, negative geo-political events, such as the military conflict between Russia and Ukraine, or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 health crisis, could adversely affect such growth. COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020, which caused various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions and caused the Company to take temporary measures to suspend or reduce operations at its manufacturing plants and distribution facilities. Despite the lifting of most of these measures, in the last year, new variants of the virus have led to the temporary re-imposition of restrictive measures across North America and in other jurisdictions where the Company operates. Although the Company did not take additional measures in Fiscal 2023 to suspend or reduce operations at its manufacturing plants and distribution facilities as a result of such new variants, if there are resurgences of the pandemic, including through subsequent waves or additional variants of COVID-19 in jurisdictions where the Company operates, or if there are other diseases that give rise to similar effects emerging, it could cause the reintroduction of previously loosened or eliminated restrictions or impositions of new restrictions that could be onerous. As such, the duration of the business disruptions internationally and related financial or operational impacts on the Company will depend on future developments, which remain uncertain to some extent, and include the duration, severity and scope and additional subsequent waves of the COVID-19 pandemic or of similar diseases and the actions and measures that will be taken in each jurisdiction to contain or treat COVID-19 or similar diseases as well as their effectiveness.

Additionally, the expansion of the Company’s existing international operations and entry into additional international markets require significant management attention and financial resources. The risks inherent in having sales or operations in foreign countries include:

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increased costs of adapting products for foreign countries’ laws, rules and regulations and cultural preference; lack of acceptability of the Company’s products (see “Risk Factors — Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition”);

•	difficulties in managing and staffing international operations and increased infrastructure and operational costs;

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different employee/employer relationships and labor regulations including the existence of work councils and labor unions and statutory equity requirements and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain jurisdictions;

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restricted access to and/or lower levels of use of the internet, or limitations on technology infrastructure, both of which could limit the Company’s ability to migrate international operations to its existing systems, which could result in increased costs;

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risk of travel advisories or travel restrictions related to the outbreak of contagious illnesses, such as the COVID-19 health crisis that could continue to impact several geographic locations, which could impact the Company’s ability to operate in certain markets and/or manage the Company’s operations in those markets;

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the imposition of additional Canadian or foreign governmental controls or regulations; new or enhanced trade restrictions and restrictions on the activities of foreign agents, representatives, and distributors; the imposition of increased costs or delays, or the introduction of new import and export licensing and other compliance requirements, customs duties or tariffs, or other non-tariff barriers to trade;

•	breaches or violation of any anti-corruption laws, rules or regulations by any of the Company’s employees, consultants, dealers or distributors;

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the imposition of Canadian and/or international sanctions against a country, company, person, or entity with whom the Company does business which restricts or prohibits the Company’s continued business with the sanctioned country, company, person, or entity (including the restrictions imposed by foreign governments towards Russia);

•	new and different sources of competition;

•	international pricing pressures;

•	disruptions in international logistics;

•	laws and business practices favouring local companies;

•	governmental expropriation;

•	the imposition of any trade restrictions, or other similar restrictions impacting commercial activities among countries;

•	adverse currency exchange rate fluctuations;

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and

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•	difficulties and inconsistencies relating to the enforcement of laws, rules, and regulations, including rules relating to environmental, health, safety and intellectual property matters.

The Company has four operating manufacturing facilities in Mexico, and it recently announced, on January 20, 2023, the constructions of an EV manufacturing plant in Querétaro and of an additional boat manufacturing plant in Chihuahua City. These facilities could be impacted by changes in economic, regulatory, social or political conditions affecting such country. In the past, Mexico has been subject to political instability, changes and uncertainties and there can be no assurance that similar events will not occur again in the future. In addition, the impact of any changes in economic, regulatory, social and political conditions affecting Mexico would be beyond the Company’s control, and there can be no assurance that any mitigating actions by the Company would be effective. As a result, the Company’s business, results of operations or financial condition could be materially adversely affected by any significant change in economic, regulatory, social and political conditions affecting Mexico. Moreover, most goods produced in Mexico and Canada and sold to the United States benefit from the Canada-United States-Mexico Agreement (“CUSMA”), which has been signed and ratified by all three countries and implemented on July 1, 2020. Disputes between the three countries in relation to the interpretation of certain provisions contained in CUSMA have already taken place, and there can be no assurance that the Company’s operations will not be impacted by other such disputes in the future.

The global snowmobile market is highly concentrated in North America, Russia and Scandinavia, and the Company has an office in Russia. On February 24, 2022, a military conflict started between Russia and Ukraine, which resulted in heightened tensions between Russia, the United States, Canada and a number of European states. Given this context and the government sanctions that were imposed in connection with this crisis, the Company decided to stop all sales, shipments and exports intended for Russia, thereby negatively impacting the Company’s business and financial results. A continuation, or any further deterioration, of the situation could lead to additional geopolitical implications, including further economic, social and political repercussions on a number of regions that may impact the Company and its customers. Additionally, further impositions of sanctions and export controls, as well as any responses from Russia, could adversely affect the Company’s supply chain, business partners or customers. Moreover, instability or tension in Russia, Ukraine, and the surrounding region could also cause the Company to adjust its operating model further and more permanently, which could increase its costs of operations. The conflict in Ukraine also led, and could continue to lead, to volatility in the global markets, increase inflation and further disrupt supply chains, worsen the semiconductor chip shortage (since Russia and Ukraine are global suppliers of neon gas and palladium used in chip production), exacerbate energy shortages and drive energy prices higher and increase cybersecurity threats, all of which could further reduce the Company’s profitability and have a material adverse effect on its business, results of operations or financial condition. Similar deterioration in trade relations between the U.S. and one or more other countries, could have a material adverse impact on the Company’s financial position, results of operations and/or cashflows. For instance, although the Company does not have manufacturing operations in China, the continued U.S.-China trade tensions and potential restrictive measures to be imposed against China could exacerbate a number of risks described elsewhere in these Risk Factors, including by creating additional instability to the surrounding region, thereby limiting some potential growth opportunities for the Company.

The Company may be unable to successfully execute its growth strategy

The Company’s strategic plan established by management includes an organic growth strategy, which is focused mainly on the development of new products and features, including more recently the expansion to new industries with its global electrification plan and the creation of its new business unit targeting low voltage and human assisted product categories, and may involve from time to time growth through strategic acquisitions, investments, alliances, joint ventures and similar transactions. Moreover, in the past few years, the Company decided to venture beyond a product-based offering, with the

2023 Annual Information Form

launch of its Uncharted Society program and the opening of the BRP Experience Center, offering experiences to make powersports accessible to all through partnerships with service providers. If the Company is unable to secure appropriate locations and reputable service providers, to effectively manage its relationships with its service providers and monitor their adherence to the Company’s operating standards, trainings and compliance procedures, and to anticipate demand and address related impact on inventory levels, it could impact its reputation and increase its risk of litigation.

While the Company makes significant investments in research and development and emerging product lines, there can be no assurance that it will be able to continue to successfully enhance its existing products, develop new innovative products and distinguish its products from its competitors’ products through innovation and design. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product and manufacturing process levels and the Company may not be able to develop product improvements or new products in a timely manner. The new products of the Company’s competitors may access the market more rapidly, be more effective with better features and/or less expensive than the Company’s products, obtain better market acceptance, or render the Company’s products obsolete. The Company may therefore not be able to satisfy the needs and preferences of customers and compete effectively with its competitors. Product development requires significant financial, technological and other resources. The Company expended approximately $367.7 million in research and development in Fiscal 2023. There can be no assurance that the Company will be able to sustain this level of investment or that this level of investment in research and development will be sufficient to successfully maintain the Company’s competitive advantages in product innovation and design in the future (see “Risk Factors — The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company”). Further, the sales of any new products are expected to decline over such new products’ life cycle, with sales being higher early in the life cycle of the new products and sales decreasing over time as the new products age. The Company cannot predict the length of the life cycle for any new product. Any failure by the Company to continue to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance could have a material adverse effect on the Company’s business, results of operations or financial condition. In addition, even if the Company is able to successfully develop improvements to existing products and develop new products, there is no guarantee that the markets for the Company’s existing products and new products will evolve as anticipated. If any of the markets in which the Company’s existing products compete do not develop as expected, the Company’s business, results of operations or financial condition could be materially adversely affected. The risks described in this section may be amplified with respect to the new business unit created by the Company, which will focus on product categories that fall outside its historical core business and may present additional complexities.

Given the Company’s plan to electrify its existing product lines by the end of 2026, its long-term growth may also be dependent to some extent upon its ability to profitably deliver such broad portfolio of electric products. The EV strategy depends on the Company’s ability to deliver a broad portfolio of high-quality EVs that are competitive and meet consumer demands; reduce the costs associated with the manufacture of EVs, particularly with respect to batteries; increase vehicle range and the energy density of the batteries; license and monetize innovations; successfully invest in new technologies relative to its peers; develop new software and services; and leverage its scale, manufacturing capabilities and synergies with existing product lines.

The Company is exposed to increased competition in attracting, recruiting, and retaining the key talent and skills that it needs for its development and growth. It regularly reviews its organizational structure to remain competitive, and in the last year it announced some changes to its leadership structure designed to provide greater focus on its long-term goals and to support its future growth plans. Despite making significant efforts, the Company may be unsuccessful or delayed in realizing the expected benefits of its new leadership structure, or unable to recruit and retain the key talent and skills it needs, which could impair its ability to develop and innovate and could as a result cause a slowdown

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in its growth (see also “Risk Factors — If the Company is unable to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected”).

The Company has completed several acquisitions in the past years, and it may also consider pursuing acquisitions, investments, alliances, joint ventures or similar transactions in the future. Any such transactions would involve a number of risks, including:

•	difficulties in integrating the operations of any acquired or new businesses with the Company’s existing operations and the failure by management to accomplish such integration successfully;

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the necessity to raise additional capital, through debt or equity, or use cash that would otherwise have been available to support the Company’s existing business operations and research and development activities to finance the transaction (see “Risk Factors — The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company”);

•	the diversion of management’s attention;

•	difficulties in realizing projected efficiencies, cost savings and synergies;

•

the potential loss of key employees or customers of an acquired business or adverse effects on existing business relationships with suppliers and customers (see “Risk Factors — If the Company is unable to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected”);

•	unforeseen costs and liabilities, including litigation or other claims arising in connection with the acquired company or investment;

•

difficulties in integrating the information technology systems, applications and databases of any acquired or new businesses with the Company’s existing systems and related difficulties in the implementation of the Company’s disclosure controls and procedures, internal controls over financial reporting as well as procedures relating to cybersecurity and compliance with applicable regulations, or deficiencies in connection thereto, which could affect the Company’s compliance with its obligations under applicable laws, regulations, rules and listing standards or may require the Company to avail itself of scope limitations with respect to certifications required thereunder (see “Risk Factors — The failure of the Company’s information technology systems, difficulties in implementing its new ERP system or a security breach could materially adversely affect the Company’s business, results of operations or financial condition”);

•	a negative impact on overall profitability if any acquired or new businesses do not achieve the financial results projected in the Company’s valuation models;

•	dilution to existing shareholders if securities of the Company are issued as part of transaction consideration or to fund the transaction consideration; and

•

the inability to direct the management and policies of any acquired business, joint venture, strategic alliance, or partnership, particularly in circumstances where other participants may be able to take action contrary to the Company’s instructions or requests and against its policies and objectives.

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The Company’s ability to grow through strategic acquisitions, investments, alliances, joint ventures or other similar transactions will depend, among other things, on the availability of such strategic opportunities, their cost, their terms and conditions, the Company’s ability to compete effectively for such strategic opportunities and the availability to the Company of required capital and personnel. The Company may also be precluded from pursuing such transactions as a result of financial or other covenants in agreements to which it is a party. The Company’s inability to take advantage of future strategic opportunities, or its failure to successfully address the risks associated with any strategic opportunities that is completed, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The rapid growth of the Company over the last few years, whether through organic growth, entry into new markets or acquisitions, presents additional organizational challenges associated with becoming a larger global organization: the culture, standards, core values, internal controls and policies need to be instilled across newly acquired or developed businesses as well as maintained within existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Cultural differences in various countries may also present barriers to introducing new ideas or aligning the Company’s vision and strategy with the rest of the organization. If the Company cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, it may not be able to achieve its growth and profitability objectives.

Unfavourable weather conditions, and climate change more generally, may reduce demand and negatively impact sales and production of certain of the Company’s products

The sales of the Company’s products are affected by unfavourable weather conditions. Unfavourable weather in any particular geographic region may have a material adverse effect on sales of the Company’s products in that region. In particular, lack of snowfall during winter may materially adversely affect snowmobile sales, while excessive rain before and during spring and summer may materially adversely affect sales of off-road vehicles, three-wheeled vehicles, PWCs, boats and marine propulsion systems. To the extent that unfavourable weather conditions are exacerbated by global climate change or otherwise, the Company’s sales may be affected to a greater degree than previously experienced. There is no assurance that unfavourable weather conditions could not affect the Company’s sales for any of its products, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Furthermore, any of the Company’s manufacturing facility may be vulnerable to the adverse effects of climate change. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in Canada, the U.S., Mexico and elsewhere have the potential to disrupt the Company’s business and the business of its third-party suppliers, and may cause the Company to experience higher attrition, losses and additional costs to maintain or resume operations.

The Company’s results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of its business

The Company’s results of operations experience substantial fluctuations from quarter to quarter and year to year. In general, retail sales of the Company’s products are highest in their particular season of use and in the immediately preceding period. For example, retail sales for snowmobiles will be highest in fall and winter, retail sales for PWCs will be highest in spring and summer and retail sales for boats will be highest in winter and spring. Revenues in the first half of the fiscal year have generally been lower than those in the second half. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new

2023 Annual Information Form

products and models and production scheduling for particular types of products. Any negative economic conditions that occur during the months of traditionally higher sales of a given product could have a disproportionate effect on the Company’s results of operations for the entire fiscal year. In addition, the Company’s dealers and distributors may modify orders, change delivery schedules or change the mix of products ordered. The Company may also make strategic decisions to deliver and invoice products at certain dates in order to lower costs or improve supply chain efficiencies or may be forced to do so because of supply chain issues or disruption. As a result, the Company’s results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, the Company incurs significant additional expenses in the periods leading up to the introduction of new products which may also result in fluctuations in the Company’s results of operations, and which may be exacerbated further with the Company’s announcement of the creation of a new business unit that will focus on product categories that fall outside its historical core business. The Company’s annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond its control, including shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which the Company expects will continue. This seasonality in revenues, expenses and margins, along with other factors that are beyond the Company’s control, including general economic conditions, changes in consumer preferences, weather conditions, tariffs, free-trade arrangements, geopolitical uncertainty, the cost or availability of raw materials or labour, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect the Company’s business, results of operations or financial condition.

The Company relies on a network of independent dealers and distributors to manage the retail distribution of its products and failure to establish or maintain the appropriate level of dealers and distributors may negatively impact its business

The Company depends on the capability of its independent dealers and distributors to develop and implement effective retail sales plans to create demand among retail purchasers for its products. If the Company’s independent dealers and distributors are not successful in these endeavours, the Company will be unable to maintain or grow its sales. The measures taken by governmental authorities in connection with the COVID-19 health crisis, including with respect to labour stoppages, business interruptions and restrictions or temporary shutdowns have impacted, and may in the future impact, the ability of the Company’s independent dealers and distributors to carry out their retail sales plans for a certain period of time. In addition, in the last year, the Company shipped some substantially completed units to its dealers, which may have added pressure to their operations, and which, if it were to continue, could lead to some level of disengagement or inability for such dealers to maintain their usual level of efficiency in carrying out their operations.

Further, independent dealers and distributors may experience difficulty in funding their day-to-day cash flow needs and paying their obligations resulting from adverse business conditions, including weakened consumer spending or tightened credit, as currently experienced in light of the significant increase of interest and inflation rates. Inability to fund operations can force dealers and distributors to cease business, and the Company may not be able to obtain alternate distribution in the vacated market, which could negatively impact the Company’s sales through reduced market presence or inadequate market coverage. In the event of a dealer or distributor default under any financing arrangement, the Company may also be required to repurchase such dealer’s or distributor’s inventory from the financing company. See “Risk Factors — The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition”. Additionally, weak demand for the Company’s products may cause dealers and distributors to voluntarily or involuntarily reduce or terminate their business with the Company. In addition to dealers or distributors ceasing business, in some cases, the Company may seek to terminate relationships with some dealers or distributors leading to a reduction in the number of its dealers or distributors. Being forced to liquidate a former dealer’s or distributor’s inventory of the Company’s products could add downward pressure on such products’ prices. Ultimately, if the Company fails to establish or maintain an appropriate level of dealers and distributors for each of its products, the Company may not obtain adequate market coverage for the desired level of retail sales of its products.

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Moreover, the unplanned loss of any of the Company’s independent dealers or distributors may create negative impressions of the Company with its retail customers and have a material adverse impact on the Company’s ability to collect wholesale receivables that are associated with that dealer or distributor. Also, if the Company’s dealer and distributor base were to consolidate, competition for the business of fewer dealers and distributors would intensify. If the Company does not provide product offerings and pricing that meet the needs of its dealers and distributors, or if the Company loses a substantial amount of its dealer and distributor base or is not able to expand in certain key regions, its business, results of operations or financial condition could be materially adversely affected.

The Company sells a majority of its products through dealer and distributor agreements. In general, distributors are contractually obligated to offer the Company’s products on an exclusive basis. However, many of the dealers through which the Company sells its products also carry competing product offerings and most dealers who sell the Company’s products exclusively are not contractually obligated to continue to do so and may choose to sell competing products at any time. If certain dealers or distributors decide to emphasize products from the Company’s competitors or to otherwise reduce their purchase of the Company’s products, it may lower the Company’s sales. The Company also relies on its dealers and distributors to service and repair its products. The addition of several new technologies in the Company’s products increases their complexity which in turn requires additional skills and knowledge from its dealers and distributors to service and repair these products. There can be no assurance that the Company’s dealers and distributors will provide high quality repair services to the Company’s customers. If dealers or distributors fail to provide quality service during either trial, delivery or after-sales service to the Company’s customers, the Company’s brand identity and reputation may be damaged, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

In order to remain competitive, the Company may leverage different sales strategies, which could include considering changes to its existing distribution model. The Company’s ability to explore alternative models may depend on laws that could be interpreted to impose limitations on the direct-to-consumer sales model and on actions and efforts of its dealers and distributors against such changes. Any such attempt by the Company may also negatively impact its relationships with its existing dealers and distributors and limit its ability to develop relationships with new dealers and distributors, thereby potentially having a material adverse effect on the Company’s business, results of operations or financial condition.

The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s dealers and distributors require adequate liquidity to finance their operations and to purchase the Company’s products. Dealers and distributors are subject to numerous risks and uncertainties that could unfavourably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis and on reasonable terms. The Company currently has agreements in place with large financing companies to provide inventory financing to its dealers and distributors to facilitate their purchase of the Company’s products. These sources of financing are instrumental to the Company’s ability to sell products through the Company’s distribution network, as a significant percentage of the Company’s sales are done under such arrangements. See “Business of the Company — Distribution, Sales and Marketing — Distribution and Sales — Dealers’ and Distributors’ Inventory Financing Arrangements”. Also, last year the Company obtained, and it may obtain in the future, financing for substantially completed units shipped to the Company’s dealers that is conditional on meeting certain financial thresholds, which, if not met, may

2023 Annual Information Form

result in increased levels of inventory for the Company, thereby potentially impacting the timing in revenue recognition and cash flows as working capital. The Company’s business, results of operations or financial condition could be materially adversely affected if a decline in financing availability to the Company’s dealers and distributors occurs, or if financing terms change unfavourably, or become too costly, as may be the case in light of the recent rising rate environment. This could require the Company to find alternative sources of financing, including the Company potentially providing financing directly to dealers and distributors, which could require additional capital to fund the associated receivables. In the event of a dealer or distributor default, the Company may be required to purchase new and unused products at the total unpaid principal balance to the finance company from financing companies providing inventory financing to the Company’s dealers and distributors, subject to certain caps as described under “Business of the Company – Distribution, Sales and Marketing”. Any requirement of the Company to purchase the inventory of several of its dealers or distributors could result in a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase its capital or operating costs

The Company is subject to federal, provincial/state and local/municipal laws, rules and regulations in Canada, the United States, Europe and other countries regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase the Company’s capital or operating costs, all of which could have a material adverse effect on the Company’s business, results of operations or financial condition. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify the Company’s products, or harm to its reputation, which could have a material adverse effect on the Company’s business, results of operations or financial condition. Certain jurisdictions require or are considering requiring a license to operate the Company’s products. While such licensing requirements are not expected to be unduly restrictive, they may deter potential customers, thereby reducing the Company’s sales. The Company’s products are also subject to laws, rules and regulations imposing environmental, noise emission, zoning and permitting restrictions, which laws, rules and regulations are subject to change and may limit the locations where the Company’s products may be sold or used or restrict their use during certain times or on certain conditions (see “Risk Factors — Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition”). Since the beginning of the COVID-19 pandemic, the Company also has had to adapt its health and safety measures throughout its facilities to comply with changing local regulations in connection with the COVID-19 health crisis, resulting in incremental costs to the Company. Although the effects of the COVID-19 health crisis are slowly dissipating and resulting in the lifting of some of these measures, others have been kept in place and it is possible that additional costs and investments will be required in the future if new regulations or restrictions are put in place if there are resurgences of the pandemic, including through subsequent waves or additional variants, or if there are other diseases that give rise to similar effects emerging.

Climate change is receiving increasing attention worldwide. A perceived consensus among scientists, legislators and others regarding the impact of increased levels of greenhouse gases, including carbon dioxide, on climate change has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Greenhouse gas regulations could require the Company to purchase allowances to offset the Company’s own emissions or result in an overall increase in costs of raw materials or operating expenses, any of which could reduce competitiveness in a global economy or otherwise have a material adverse effect on the Company’s business, results of operations or financial condition. Many of the Company’s suppliers face similar circumstances. Moreover, the Company may face greater regulatory or customer pressure to develop products that generate less emissions. This

2023 Annual Information Form

may require the Company to spend additional funds on research and development and implementation and subject the Company to the risk that the Company’s competitors may respond to these pressures in a manner that gives them a competitive advantage. The development of such products may also present challenges in maintaining the look, sound and feel of the Company’s products. While additional regulations of emissions in a near future appear more likely than not, it is too early to predict whether such regulation could ultimately have a material adverse effect on the Company’s business, results of operations or financial condition (see “Risk Factors — Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition”). Part of the Company’s strategy to address these risks includes the initiatives and targets detailed in the Company’s CSR25 Program as well as the Company’s five-year plan to offer electric models in each of its product lines, which itself presents additional risks, including with respect to compliance with rules, laws and regulations applicable to the EV industry.

The Company is also subject to environmental laws, rules and regulations pursuant to which, among other things, current or previous owners or occupants of property may become liable for the contamination of such property and, as a result, may be liable for the costs of investigating, removing and monitoring any hazardous substances found on the property. Given the nature of the Company’s manufacturing activities and the fact that certain of its facilities have been in operation for many years, the Company and the prior owners or occupants of its property may have generated and disposed of materials that are or may be considered hazardous. The Company is aware of certain current environmental liabilities in relation to certain of its property and it is possible that additional environmental liabilities may arise in the future as a result of any prior or future generation or disposal of hazardous materials. The Company may therefore incur material costs and obligations related to environmental compliance and remediation matters in the future. Any failure to comply with, or the compliance with, any applicable environmental laws, rules or regulations, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has a relatively large fixed cost base that can affect its profitability in a declining sales environment

The fixed costs involved in owning and operating the Company’s facilities can reduce the Company’s gross profit margins when sales and production decline, such as could be the case as a result of the inflationary environment driven by high demand and supply chain disruptions. The Company’s profitability is dependent, in part, on its ability to spread fixed costs over an increasing number of products sold and shipped, and if the Company is required to reduce its rate of production, gross profit margins could be negatively affected. Consequently, decreased demand can lower the Company’s ability to absorb fixed costs, which could have a material adverse effect on its business, results of operations or financial condition.

The Company faces intense competition in all product lines and any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations could materially adversely impact the Company’s business, results of operations or financial condition

The powersports and marine industries are highly competitive. Competition in these industries is based upon a number of factors, including price, quality, reliability, styling, product features, warranties, overall consumer experience and the ability to constantly innovate. At the dealer and distributor level, factors impacting competition include sales and marketing support programs such as retail sales promotions, dealer and distributor performance bonuses, and dealer and distributor inventory financing. Some of the Company’s competitors are more diversified and have financial and marketing resources that are greater than the Company’s, which allow these competitors to invest more heavily in intellectual property, product development, sales and marketing support and innovative consumer offers. The Company is also subject to competitive pricing. Such pricing pressure may limit the Company’s ability to maintain prices or to increase prices for its products in response to raw material, component and other cost increases, and therefore negatively affect the Company’s profit margins.

2023 Annual Information Form

In addition, the industries in which the Company does business may experience significant change in the coming years. Participants are disrupting, and could continue to disrupt, the historic business model of such industries through the introduction of new technologies, products, business models or services as well as by establishing alternative sales channels. The Company expects to face increased pressure in the future to develop new products and services, including products and services that could be viewed as falling outside its historical core business such as EVs and digital services.

With the demand for digital capabilities further enhanced by the COVID-19 crisis, a failure to keep pace with customer demands or to react to or anticipate changing trends in a timely and cost-efficient manner could affect the Company’s customer base and limit the Company’s ability to attract new customers. Although the Company accelerated its digital transformation in response to the COVID-19 crisis and increased customer demands, its competitors may adapt their customer experience more rapidly or in a more cost-efficient manner, which could adversely affect the Company’s business, results of operations or financial condition, reputation and brand value.

The process of designing and developing new technologies, products and services is complex, costly and uncertain, requires extensive capital investment and is dependent upon the ability to recruit and retain talent. There can be no assurance that future innovation is achievable or will occur in a timely manner, or that competitors of the Company will not be able to develop new technologies, products and services before the Company does or that it will acquire technologies on an exclusive basis or at a significant price advantage. In this context, the Company is also exposing itself to the risks associated with expanding into new markets and industries, which success may be adversely affected by a number of factors, including the potential need for greater investments than originally planned in advertising and promotional activity to build brand awareness, the difficulties in predicting consumer tastes and discretionary spending patters which may differ from its existing markets, and the complexities related to sourcing new materials, processes and technologies and adopting entirely new business models. If the Company is not able to compete with new products, product features, models or product prices of its competitors, to attract new dealers and distributors and retain existing ones, to adapt to changing consumer habits or disruption in historical business models, or to successfully execute its plans to enter new markets and industries, the Company’s business, results of operations or financial condition could be materially adversely affected.

If the Company fails to maintain an effective system of internal control over financial reporting, the Company may not be able to produce accurate and timely financial statements

Ensuring that the Company has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. If the Company fails to correct any material weakness it may have in its internal controls, or having corrected such material weakness, thereafter, fails to maintain the adequacy of its internal controls, the Company may be unable to report its financial results accurately, which could increase operating costs and harm its business, including investors’ perception of its business and the price of its Subordinate Voting Shares. Any continued or future failure to maintain adequate internal controls over financial reporting could materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s success depends upon the continued strength of its reputation and brands

The Company’s well-established brands include Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. The Company believes that its reputation and brands are significant contributors to the success

2023 Annual Information Form

of its business. Any negative publicity about the Company’s products could diminish customer trust, do significant damage to the Company’s reputation and brands and negatively impact sales. As the Company expands into new geographical markets, including through acquisitions, maintaining and enhancing its brands may become increasingly difficult and expensive, as consumers in these markets may not accept its brand image. Failure to maintain and enhance the Company’s brands in any of its markets may materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s brands and branded products could also be adversely impacted by incidents that reflect negatively on the Company. Moreover, the negative impact of these events may be aggravated due to their coverage in the media and on social media, over which the Company has no control. For instance, there has been increased media attention in the last year with respect to the alleged unauthorized use by third parties of Rotax engines in military drones, which could potentially impact the Company’s reputation. The increasing use of social media has also heightened the need for reputational risk management. Any actions the Company take that cause negative public opinion have the potential to negatively impact the Company’s reputation, which may materially adversely affect its business, results of operations or financial condition (see “Risk Factors — Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition”).

An adverse determination in any significant product liability claim against the Company could materially adversely affect its business, results of operations or financial condition

The development, manufacturing, sale and usage of the Company’s products expose the Company to significant risks associated with product liability claims. If the Company’s products are defective, malfunction or are used incorrectly by its consumers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against the Company. Changes to the Company’s manufacturing processes and the production of new products could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that the Company may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of the Company’s products could have a material adverse impact on its business, results of operations or financial condition.

The Company does not believe the outcome of any pending product liability claim could have a material adverse effect on its business, results of operations or financial condition, and the Company has insurance with respect to future claims in amounts it believes to be appropriate. However, no assurance can be given that the Company’s historical claims record will not change, that material product liability claims will not be made in the future against the Company, or that claims will not arise in the future in excess or outside the coverage of the Company’s indemnities and insurance. The Company records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, the cost of adequate product liability insurance continues to increase, and the Company may not be able to obtain in the future product liability insurance at reasonable costs or on acceptable terms. Adverse determinations of material product liability claims made against the Company could also harm the Company’s reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition (see “Risk Factors — The Company’s success depends upon the continued strength of its reputation and brands).

2023 Annual Information Form

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Company’s business, results of operations or financial condition

The Company provides a limited warranty against defects for all of its products for a period generally varying from six months to five years. The Company may provide extended warranty coverage related to certain promotional programs, as well as extended warranty coverage in certain geographical markets as determined by local laws, rules or regulations and market conditions. The Company also provides a limited emissions warranty for certain emissions related parts in its products as required by the United States Environmental Protection Agency and the California Air Resources Board. Although the Company employs quality control procedures, it happens that a product manufactured by the Company needs repair or replacement or is recalled. The Company’s standard warranties require that dealers repair or replace defective products during such warranty periods at no cost to the consumer. The Company records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions, especially if it relates to new products that bring additional complexities and for which the Company does not have the same historical knowledge, such as EVs, therefore negatively impacting earnings. The Company could make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety or consumer protection. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, as it has been the case in the last years; or if supplied goods do not meet the Company’s standards, or the Company fails to perform its risk analysis systematically or product-related decisions are not fully documented. Historically, product recalls have been administered through the Company’s dealers and distributors. The repair and replacement costs that the Company could incur in connection with a recall could have a material adverse effect on the Company’s business, results of operations or financial condition. Product recalls could also harm the Company’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of the Company’s products, which could have a material adverse effect on the Company’s business, results of operations or financial condition (see “Risk Factors — The Company’s success depends upon the continued strength of its reputation and brands).

Failure to carry adequate insurance coverage may have a material adverse effect on the Company

The Company maintains liability insurance, property and business interruption insurance, cyber liability insurance, cargo insurance, workers’ compensation coverage in the United States to the required statutory limits, automotive liability insurance, aviation insurance and directors and officers insurance, and its insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that insurance proceeds will be paid to it in a timely manner or that the Company’s insurance coverage will be sufficient. The Company has manufacturing sites that are the exclusive source of some of its materials, such that if these sites were subject to disruptive events outside of its control, it could have a material effect on the Company’s supply chain logistics and operations’ interdependencies and could result in losses in excess of its insurance coverage. Any uninsured loss or claim (including a loss that is less than the applicable deductible or that is not covered by insurance, such as, in certain cases, losses due to acts of war and certain natural disasters), or a loss or claim in excess of insured limits, in full or in part, may result in significant expenditures by the Company. Moreover, the Company may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or at all, which may adversely affect its business, financial condition and results of operations. The successful assertion of one or more large claims against the Company that exceed available insurance coverage, or the occurrence of changes in the Company’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect its business, financial condition and results of operations.

Among other factors, national security concerns, acts of war, certain natural disasters, pandemics such as the COVID-19 pandemic, or any changes in any applicable statutory requirement binding insurance carriers to offer certain types of coverage could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause the Company to elect to reduce its policy limits or not renew its coverage) and

2023 Annual Information Form

additional exclusions from coverage. As cyber incidents and threats continue to increase in frequency and evolve in complexity, the Company may also be required to expend additional, perhaps significant, resources to continue to update, modify or enhance its protective measures or to investigate and remediate any vulnerability to cyber incidents.

The Company depends upon the successful management of the inventory levels, both at the Company’s and the dealers’ and distributors’ levels, and any failure to successfully manage inventory levels could have a material adverse effect on the Company’s business, results of operations or financial condition

The Company must maintain sufficient inventory levels to operate its business successfully. However, the Company must also guard against accumulating excess inventory as it seeks to minimize lost sales. The nature of the Company’s product lines requires the Company to purchase supplies and manufacture products well in advance of the time these products are offered for sale. As a result, the Company may experience difficulty in responding to a changing retail environment, such as the one currently experienced with growing concerns of a potential recession in Canada, the U.S. and other regions where the Company operates, which may lead to excess inventory if demand does not meet supply.

Sales for certain product lines are managed through longer term purchase commitments, and the Company plans annual production levels and long-term product development and introduction based on anticipated demand, as determined by the Company in reliance on its own market assessment and regular communication with its dealers, distributors and other customers. If the Company does not accurately anticipate the future demand for a particular product or the time it will take to adjust inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted, including through lower gross profit margins due to greater than anticipated discounts and markdowns that might be necessary to reduce inventory levels. On the other hand, the sales of certain other product lines are managed through shorter-term purchase commitments, and the Company has introduced a flexible order management system for some of its products, which inability to function or to be flexible enough could have a material impact on the Company’s management of such commitments. Further, any failure by the Company to maintain adequate inventory levels for such products, which the Company has experienced the last few years due to shortages of key components, supply chain disruptions, labour shortages and other aspects caused by the COVID-19 health crisis, have resulted, and could continue to result in undesirable delivery delays for its customers or result in the loss of certain sales, which could, in turn, have a material adverse effect on the Company’s business, results of operations or financial condition.

Additionally, the Company’s dealers and distributors could decide to reduce the number of units of the Company’s products they hold. Such a decision would likely require the Company to reduce its production levels, thus resulting in lower rates of absorption of fixed costs in the Company’s manufacturing facilities and lower gross profit margins. If the Company’s dealers and distributors then placed additional orders for the Company’s products, this could impair the Company’s ability to respond rapidly to these demands and adequately manage its inventory levels, which could materially adversely affect its business, results of operations or financial condition.

The Company may be unable to protect its intellectual property, or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property

Following its innovation-focused strategy, the Company’s success depends in part on its ability to protect its patents, trademarks, copyrights and trade secrets from unauthorized use by others. If substantial unauthorized use of the Company’s intellectual property rights occurs, the Company may incur significant costs in enforcing such rights by prosecuting actions for infringement of its rights, particularly taking into account that policing unauthorized use of the Company’s intellectual property

2023 Annual Information Form

may be more difficult outside North America and Europe and that the laws in those jurisdictions may not protect intellectual property rights to the same extent as the laws in North America and Europe. Such unauthorized use could also result in the diversion of engineering and management resources to these matters at the expense of other tasks related to the business. Also, because of the rapid pace of technological change in the Company’s industry, aspects of its business and products rely on technologies developed or licensed by third parties, and the Company may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. Others may initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets or those of third parties on which the Company relies through licenses or otherwise, or allege that the Company or such third parties infringe their patents, trademarks, copyrights or trade secrets. If the Company’s competitors initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or those of third parties on which the Company relies through licenses or otherwise, or allege that the Company or such third parties infringe theirs, the Company may incur substantial costs to defend its rights or may not be able to obtain or continue to obtain licenses from these third parties. If the outcome of any such litigation is unfavourable to the Company or these third parties, its business, results of operations or financial condition could be materially adversely affected. The Company also cannot be sure that the patents it has obtained, or other protections such as confidentiality and trade secrets, will be adequate to prevent imitation of its products and technology by others. If the Company is unable to protect its technology through the enforcement of intellectual property rights, its ability to compete based on technological advantages may be harmed. If the Company fails to prevent substantial unauthorized use of its trade secrets, it risks the loss of certain competitive advantages, which could have a material adverse effect on its business, results of operations or financial condition.

Some of the Company’s direct and indirect competitors may have significantly more resources to direct toward developing and patenting new technologies. It is possible that the Company’s competitors will develop and patent equivalent or superior engine and motor technologies and other products that compete with the Company’s products. They may assert these patents against the Company and the Company may be required to license these patents on unfavourable terms or cease using the technology covered by these patents, either of which could harm the Company’s competitive position and may materially adversely affect its business, results of operation or financial condition.

Additionally, the Company has been and could in the future be a defendant in patent proceedings or similar actions and if it is unsuccessful in its defense of any of these actions, there could be material adverse consequences including payment of monetary damages, licensing of patents on unfavourable terms, limitations on its ability to use certain technology and removal of desirable features from the Company’s products. Even if the Company was able to defeat such claims, the allegation that it is infringing on others’ intellectual property rights could harm its reputation and cause it to incur significant costs in connection with its defense of these actions. Also, from time to time, third parties have challenged, and may in the future try to challenge, the Company’s trademark rights and branding practices. The Company may be required to institute or defend litigation to enforce its trademark rights, which, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. If the Company loses the use of a product name, its efforts spent building that brand will be lost and it will have to rebuild a brand for that product, which it may or may not be able to do.

The Company may not be able to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints

One of the priorities of the strategic plan established by management consists of sustained efforts in the areas of cost reduction and operational efficiencies. This priority aims in part at leveraging the strength of the Company’s established manufacturing centers. In addition, in order to help the Company respond to ongoing changes in the marketplace and reduce inventory across the supply chain, the Company’s cost reduction and operational efficiencies efforts focus on further implementing

2023 Annual Information Form

model mix production on its assembly lines, which allows the Company to produce a greater range of models on a weekly and daily basis, without expensive set-up costs or production downtime. The Company believes that flexible manufacturing is the key element to enable improvements in the Company’s ability to respond to customers in a cost-effective manner. The success of the Company in implementing this priority of its strategic plan is dependent on the involvement of management, production employees and suppliers. Any failure to achieve this cost reduction and operational efficiencies priority (including the anticipated levels of productivity and operational efficiencies) in the Company’s manufacturing facilities, could materially adversely impact the Company’s business, results of operations or financial condition and its ability to deliver the right product at the right time to the customer.

A significant increase in demand for its products, the development of new products or the enhancement of existing products or models could require the construction, improvement, re-configuration, relocation or expansion of the Company’s existing production facilities, such as those completed in the last year in Mexico at Juárez 3 and Querétaro, as well as the recently announced EV manufacturing plant in Querétaro and the additional boat manufacturing plant in Chihuahua City. Any such development of new manufacturing operations inherently involves a number of risks and uncertainties, including ongoing compliance with regulatory requirements, procurement and maintenance of construction, procurement of building materials and equipment, environmental and operational licenses and approvals for additional expansion, potential supply chain constraints, hiring, training and retaining qualified employees, receipt of the expected subsidies and ability to realize on the expected synergies and related delays in operating facilities at a maximum production level while manufacturing high-quality units at scale. There can be no assurance that the Company’s current or future manufacturing capabilities will be sufficient to meet customer demand in the future or that the Company will be able to successfully expand its manufacturing capabilities, or do so in a timely manner, to meet demand, which could result in loss of revenue and market share. Similarly, the competitive real estate landscape is evolving and there can be no assurance that the Company will be able to identify and to secure, in a timely manner, through long-term leases or acquisitions, lands and buildings that offer optimal location and meet the other business and operational requirements, while also being on acceptable pricing terms and conditions.

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could adversely impact the Company’s business, results of operations or financial condition

The Company uses external freight shipping and transportation services to transport and deliver products and raw materials. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important geographic points of exit and entry for the Company’s products and raw materials could adversely affect its business and results of operations. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity for overseas shipments, or work stoppages or slowdowns) could significantly decrease the Company’s ability to make sales and earn profits. Labour shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate the Company securing alternative shipping suppliers could also increase its costs or otherwise negatively affect its business, results of operations or financial condition. The Company’s inbound shipping costs are also impacted by changing dynamics in the ocean shipping industry, most notably by the wave of market consolidation observed in container shipping in recent years. In the last year, the Company has experienced, and may in the future continue to experience, an increase in freight costs, which could have a further impact on the Company’s results of operations. Disruptions in the movement of freight caused by the COVID-19 crisis are also impacting the Company’s freight costs and ultimately its revenues, notably by forcing the Company to resort to expedited freight or air freight in order to secure its supply to maintain production and mitigate delays.

2023 Annual Information Form

Covenants contained in agreements to which the Company is a party affect and, in some cases, significantly limit or prohibit the manner in which the Company operates its business

Some of the financing and other major agreements to which the Company is a party, including the Term Facility and the Revolving Credit Facilities, contain certain covenants that affect and, in some cases, significantly limit, among other things, the activities in which the Company may engage, the ability of the Company to incur debt, grant liens over its assets, engage in lines of business different from its own, consummate asset sales, pay dividends or make other distributions, redeem or otherwise retire shares or make other restricted payments, make loans, advances and other investments, and merge, consolidate or amalgamate with another person. Under the Revolving Credit Facilities, the Company is bound by a fixed charge coverage ratio applicable if excess availability under its Revolving Credit Facilities is less than $100.0 million for seven consecutive business days (until such time as such excess availability exceeds $100.0 million for seven consecutive business days). These covenants may prevent the Company from pursuing certain business opportunities or taking certain actions that may be in the best interest of the business, which could materially adversely affect its business and financial results.

A failure by the Company to comply with such contractual obligations or to pay amounts due under financing and other major agreements could result in an acceleration of the debt incurred under such agreements, a termination of the commitments made thereunder, as well as an exercise of remedies provided therein by the creditors of the Company (including foreclosure over substantially all of the assets of the Company). In such a situation, the Company may not be able to repay the accelerated indebtedness, fulfill its obligations under certain contracts or otherwise cover its fixed costs, which could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Tax matters and changes in tax laws could materially adversely affect the Company’s business, results of operations or financial condition

The Company, as an international company conducting operations through subsidiaries in multiple jurisdictions, is subject to income taxes in Canada, the United States and numerous other foreign jurisdictions. The Company’s effective income tax rate in the future could be adversely affected as a result of a number of factors, including acquisitions, changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the outcome of income tax audits in various jurisdictions around the world. The Company regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of the Company’s assessments turn out to be incorrect, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company’s Canadian and foreign subsidiaries undertake certain operations with other currently existing or new subsidiaries in different jurisdictions, including Canada, the United States, Mexico, Finland, Austria and Switzerland. The tax laws of these jurisdictions, including Canada, have detailed transfer pricing rules that require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Although the Company believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, its income tax expense may be adversely affected and the Company could also be subjected to interest and penalties. Any such increase in the Company’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations or financial condition.

2023 Annual Information Form

Additionally, there is uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between countries. Major developments in tax policy or trade relations, such as the CUSMA which came into effect on July 1, 2020 (replacing the North American Free Trade Agreement), the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products, could have a material adverse effect on the Company’s growth opportunities, business and results of operations.

The Company’s Canadian and foreign entities are entitled to claim certain expenses, deductions, and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although the Company believes that its claims or deductions have been reasonably determined, there can be no assurance that the Canadian (federal or provincial) or the relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses, deductions, or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, the Company’s business, results of operations or financial condition could be materially adversely affected.

An impairment in the carrying value of goodwill and intangibles could negatively impact the Company’s consolidated results of operations and net worth

Goodwill and intangible assets, such as the Company’s trademarks, are recorded at fair value at the time of acquisition and are not amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. The determination of whether goodwill impairment has occurred is based on a comparison of each of the Company’s reporting units’ fair market value with its carrying value. Significant and unanticipated changes in circumstances, such as significant and long-term adverse changes in business climate, unanticipated competition, changes in technology or markets, and/or acquisitions not yielding expected returns could require a provision for impairment in a future period that could negatively impact the Company’s business, results of operations or financial condition, and reduce the Company’s consolidated net worth and shareholders’ equity.

Deterioration in relationships with the Company’s non-unionized and unionized employees could have a material adverse effect on the business, results of operations or financial condition

A majority of the Company’s employees are non-unionized, including in facilities in Canada and the United States. The maintenance of a productive and efficient labour environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labour environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of the Company’s business, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Some of the Company’s subsidiaries are party to collective bargaining arrangements that expire at various times in the future, namely (i) BRP-Rotax GmbH & Co KG in Gunskirschen, Austria, (ii) BRP Finland Oy in Rovaniemi, Finland, (iii) BRP Queretaro S.A. de C.V. in Queretaro, Mexico and (iv) BRP Megatech Industries Inc. in Shawinigan, Canada. As the Company is dependent on national unions to renew these agreements on terms that are satisfactory as they become subject to renegotiation from time to time, the outcome of these labour negotiations could have a material adverse effect on the Company’s business, results of operations or financial condition. Such could be the case if current or future labour negotiations or contracts were to further restrict its ability to maximize the efficiency of its operations. In addition, the Company’s ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its national collective arrangements.

2023 Annual Information Form

The Company cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of its national collective arrangements, nor can the Company assure that it will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If its unionized workers engage in a strike or any other form of work stoppage, or if non-unionized employees wish to unionize, the Company could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Pension plan liability may have a material adverse effect on the Company

Economic cycles can have a negative impact on the funding of the Company’s remaining defined benefit pension obligations and related expenditures. In particular, a portion of the Company’s pension plan assets are invested in equity securities, which can experience significant declines if financial markets weaken. The Company’s latest actuarial valuation reports show that the defined benefit components of the Company’s registered pension plans present a combined deficit and, as a result of such deficit combined with the application of the stabilization provisions of the law, the Company is required to make additional contributions to fund that deficit. There is no guarantee that the expenditures and contributions required to fund these defined benefit pension obligations will not increase in the future and therefore negatively impact the Company’s operating results, liquidity and financial position. Risks related to the funding of defined benefit pension plans may materialize if total obligations with respect to such a pension plan exceed the total value of the plan fund’s assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses, as well as changes to existing federal pension laws and regulations. Any of these risks could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect the Company’s business, results of operations or financial condition

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the COVID-19 outbreak, boycotts and geo-political events, such as the military conflict between Russia and Ukraine, or civil unrest and acts of terrorism, or similar disruptions could materially adversely affect the Company’s business, results of operations or financial condition. These events could result in physical damage to one or more of the Company’s properties, increases in fuel or other energy prices, temporary or permanent closure of one or more of the Company’s facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport to and from overseas, disruption in the Company’s distribution network and disruption to the Company’s information systems. The Company may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

Volatility in the market price of the Subordinate Voting Shares

The market price of the Company’s Subordinate Voting Shares has fluctuated in the past and it is reasonable to expect it to fluctuate in the future. In addition to the other risks described herein, the market price of the Subordinate Voting Shares may be influenced by many factors, many of which are beyond the Company’s control, including:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	changes in estimates of the Company’s future results of operations by the Company or changes in accounting policies;

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•

changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance, or publication of research reports or news stories about the Company, its competitors or its industry;

•	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;

•

changes in overall economic conditions, primarily in North America and Europe, including changes that impact consumer spending and discretionary spending, as currently experienced in light of the significant increase of interest and inflation rates;

•	additions or departures of the Company’s board members, senior management team or other key employees;

•	sales or perceived sales of additional Subordinate Voting Shares, and short-sales, hedging and other derivative transactions in the Subordinate Voting Shares;

•	litigation or regulatory action against the Company;

•	breaches of security or privacy incidents, and the costs associated with any such breaches and remediation;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and

•	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have in the past experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies, including during the first months of the COVID-19 crisis. Such fluctuations have also, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if the Company’s operating results, financial condition or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of the Subordinate Voting Shares. If such increased levels of volatility and market turmoil resume, as could be the case in light of some growing concerns of a potential recession in Canada, the U.S. and other regions where the Company operates, the Company’s business, results of operations or financial condition could be materially adversely impacted and the trading price of the Subordinate Voting Shares could be materially adversely affected. Unstable market conditions have in the past caused, and may cause in the future, and the potential resurgence of the COVID-19 pandemic or of other emerging diseases with similar effects in many regions may once again cause, a slowdown in the global economy as well as volatility in global financial markets and may adversely affect the market price of the Subordinate Voting Shares.

BRP Inc. is a holding company and its financial performance and results are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.

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BRP Inc. is a holding company and a substantial portion of its assets consists in the shares of its direct and indirect subsidiaries. As a result, BRP Inc. is subject to the risks attributable to its subsidiaries. As a holding company, BRP Inc. conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, BRP Inc.’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to BRP Inc. As at January 31, 2023, the Shares were effectively junior to approximately $6,710.2 million of indebtedness of BRP Inc.’s subsidiaries.

Beaudier Group and Bain Capital have significant influence with respect to matters put before the shareholders, which may have a negative impact on the trading price of the Subordinate Voting Shares

As at March 21, 2023, Beaudier Group and Bain Capital owned 21,774,757 and 15,796,615 Multiple Voting Shares, respectively, which represented approximately 44.9% and 32.6%, respectively, of the combined voting power of the Company’s outstanding Shares. Accordingly, Beaudier Group and Bain Capital have significant influence with respect to all matters submitted to the Company’s shareholders for approval, including without limitation the election and removal of directors, amendments to the articles of incorporation and by-laws of the Company and the approval of certain business combinations. Holders of Subordinate Voting Shares have a limited role in the Company’s affairs. This concentration of voting power may impact the market price of the Subordinate Voting Shares, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Company or effect a change in the Company’s Board of Directors and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for their Subordinate Voting Shares.

In addition, Beaudier Group’s and Bain Capital’s interests may not in all cases be aligned with interests of the other shareholders of the Company. Beaudier Group and Bain Capital may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of their management, could enhance their equity investment, even though such transactions might involve risks to the shareholders of the Company and may ultimately affect the market price of the Subordinate Voting Shares.

Future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital or the Company’s directors and officers

As at March 21, 2023, Beaudier Group owned 21,774,757 Multiple Voting Shares, which in the aggregate represented approximately 51.4% of the issued and outstanding Multiple Voting Shares of the Company, and Bain Capital owned 15,796,615 Multiple Voting Shares, which in the aggregate represented approximately 37.3% of the issued and outstanding Multiple Voting Shares of the Company. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain Capital, the Company’s directors and officers, or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares. See “Description of the Capital Structure”.

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Subject to compliance with applicable securities laws, Beaudier Group, Bain Capital or the Company’s directors and officers may sell some or all of their Subordinate Voting Shares in the future. No prediction can be made as to the effect, if any, such future sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares prevailing from time to time. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain Capital or the Company’s directors and officers or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares.

Pursuant to the Registration Rights Agreement, each of Beaudier Group and Bain Capital is granted certain registration rights. See “Material Contracts — Securityholders Agreements — Registration Rights Agreement”.

DIVIDENDS

The following table sets out the cash dividends declared and paid during Fiscal 2021, Fiscal 2022 and Fiscal 2023.

Date of Declaration	Date of Payment	Amount of Dividend per Share
November 24, 2020	January 14, 2021	$0.11
March 24, 2021	April 19, 2021	$0.13
June 2, 2021	July 16, 2021	$0.13
September 1, 2021	October 14, 2021	$0.13
November 30, 2021	January 14, 2022	$0.13
March 24, 2022	April 18, 2022	$0.16
June 2, 2022	July 14, 2022	$0.16
September 13, 2022	October 14, 2022	$0.16
November 29, 2022	January 13, 2023	$0.16
March 22, 2023	April 17, 2023	$0.18

The Board of Directors has determined that each of the foregoing quarterly dividends was, at the time of declaration, appropriate based on the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and upon other relevant factors. The payment of each future quarterly dividend remains subject to the declaration of such dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors, and, at this time, no assurance can be given as to the declaration of any future dividend by the Company and, if a dividend is declared, the timing, frequency or amount of any such future dividend. See “Risk Factors”.

DESCRIPTION OF THE CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares (the “Preferred Shares”), issuable in series. As at March 21, 2023, 36,522,508 Subordinate Voting Shares, 42,384,200 Multiple Voting Shares and no Preferred Shares were issued and outstanding.

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

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Shares

Except as described herein, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Company as if they were shares of one class only.

Rank

The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Multiple Voting Shares and the holders of Subordinate Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any Preferred Shares, in the remaining property and assets of the Company available for distribution to the holders of Shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares.

Dividends

The holders of outstanding Shares are entitled to receive, subject always to the rights of the holders of any Preferred Shares, dividends on a share for share basis out of assets legally available therefore at such times and in such amounts and form as the Board of Directors may from time to time determine, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares. In the event of a payment of a dividend in the form of Shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares.

Voting Rights

Under the Company’s articles, the Subordinate Voting Shares carry one vote per share and Multiple Voting Shares carry six votes per share. Based on the number of shares issued and outstanding as at March 21, 2023, the Subordinate Voting Shares represented 46.3% of the Company’s total issued and outstanding Shares and 12.6% of the voting power attached to all of the Shares.

Conversion

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share is held other than by a Permitted Holder (as defined below), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Subordinate Voting Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation).

2023 Annual Information Form

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person (as defined below), any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person;

“Members of the Immediate Family” means with respect to any individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada) (the “Tax Act”)) or child or other descendants (whether by birth or adoption) of such individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Tax Act) of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Tax Act as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

“Permitted Holders” means (i) Janine Bombardier, Claire Bombardier Beaudoin, Laurent Beaudoin, Huguette Bombardier Fontaine, Jean-Louis Fontaine and J.R. André Bombardier, and the Members of the Immediate Family of each such individual; (ii) any Person controlled, directly or indirectly, by one or more of the Persons referred to in clause (i) above; (iii) Bain Capital and any of its Affiliates; and (iv) CDPQ and any of its Affiliates;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company; and

A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least 66 2⁄3% of the votes for the election of directors and representing in the aggregate at least 66 2⁄3% of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least 66 2⁄3% of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subscription Rights

In the event of any distribution or issuance, including by way of a share dividend (a “Distribution”) of voting shares of the Company (other than Multiple Voting Shares, Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or voting shares issued pursuant to the exercise of a right attached to any security of the Company issued prior to the Distribution) (the “Voting Shares”) or of securities convertible or exchangeable into Voting Shares or giving the right to acquire Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Voting Shares or any other securities in favour of the management, directors, employees or consultants of the Company) (the “Convertible Securities” and, together with the Voting Shares, the “Distributed Securities”), the Company shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or

2023 Annual Information Form

exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities that shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Company of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed, (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed, and (iii) if the Distributed Securities are Voting Shares other than Subordinate Voting Shares, the higher of (a) the weighted average price of the transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Voting Shares or of (b) the weighted average price of transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Voting Shares.

The privileges attached to Subscription Securities that are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares that increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

The right to receive Rights to Subscribe as described above, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Company.

Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Company. An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Company to comply with the foregoing.

Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

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Certain Amendments

In addition to any other voting right or power to which the holders of Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles of the Company from time to time in effect, but subject to the provisions of Articles of the Company, holders of Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles of the Company that would adversely affect the powers, preferences or rights of the holders of Subordinate Voting Shares, including an amendment to the terms of the Articles of the Company that provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares.

Certain Class Votes

Without limiting other rights at law of any holders of Multiple Voting Shares or Subordinate Voting Shares to vote separately as a class or the terms of the following paragraph, neither the holders of the Multiple Voting Shares nor the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of the Company in the case of an amendment of the kind referred to in paragraph (a) of subsection 176(1) of the Canada Business Corporations Act and, as regards the creation of additional classes of preferred shares that are non-voting, paragraph (e) of subsection 176(1) of the Canada Business Corporations Act.

The holders of the Subordinate Voting Shares shall be entitled to vote separately as a class (but will not have any dissent rights) in respect of any amalgamation, arrangement, business combination or sale, lease, exchange or transfer of all or substantially all the property of the Company (as such expressions are interpreted for the purposes of the Canada Business Corporations Act) in connection with which or following which any holder of Multiple Voting Shares would, directly or indirectly, receive or be entitled to receive consideration, money, property or securities of greater value per share or different in kind than the consideration or distribution available to holders of Subordinate Voting Shares, unless the holders of Subordinate Voting Shares are otherwise already entitled to vote separately as a class in respect of such transaction under any applicable law (including, without limitation, securities laws in any jurisdiction, together with the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the securities regulatory authority in such jurisdiction, as applied and interpreted by such securities regulatory authority) or the rules, notices, policies and procedures or any decision of any applicable stock exchange.

Issuance of Additional Multiple Voting Shares

Subject to the provisions of the Articles of the Company, the Company may not issue Multiple Voting Shares without the approval of at least 66 2⁄3% of the votes cast at a meeting of the holders of Subordinate Voting Shares duly held for that purpose. However, approval is not required in connection with a subdivision or conversion on a pro rata basis as between the Subordinate Voting Shares and the Multiple Voting Shares or the issuance of Multiple Voting Shares upon the exercise of the Rights to Subscribe.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the Beaudier Group, Bain Capital and CDPQ, as the owners of all the outstanding Multiple Voting Shares, entered into a coattail agreement dated May 29, 2013 with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed companies designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

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The undertakings in the Coattail Agreement do not apply to prevent a sale of Multiple Voting Shares by any of Beaudier Group, Bain Capital or CDPQ if concurrently an offer is made to purchase Subordinate Voting Shares that:

•	offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares;

•

provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

•	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

•	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares by Beaudier Group, Bain Capital or CDPQ to a Permitted Holder, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would constitute an exempt take-over bid (as defined in applicable securities legislation). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, would not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the Articles of the Company.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Company agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by Beaudier Group, Bain Capital, CDPQ, their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms that would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

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No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares, issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by law, will not be entitled to vote at meetings of holders of Shares. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

Advance Notice Requirements for Director Nominations

The Company’s by-laws provide that shareholders seeking to nominate candidates for election as directors must provide timely written notice to the Company’s secretary at its principal executive offices. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Company’s by-laws also prescribe the proper written form for a shareholder’s notice. The Board of Directors may, in its sole discretion, waive any requirement under these provisions. These provisions shall be automatically repealed and cease to have effect upon the termination of the Nomination Rights Agreement entered into between the Company and the Beaudier Group, Bain Capital and CDPQ. See “Material Contracts — Securityholders Agreement — Nomination Rights Agreement”.

MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME

The Subordinate Voting Shares are listed for trading on the TSX and Nasdaq under the symbols “DOO” and “DOOO”, respectively.

2023 Annual Information Form

The following table sets forth, for the periods indicated, the monthly range of highs and lows trading closing prices of the Subordinate Voting Shares, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on the TSX:

Month	Price per Subordinate Voting Share ($) Monthly Low	Price per Subordinate Voting Share ($) Monthly High	Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
February 2022	85.31	106.75	3,766,791	198,252
March 2022	73.74	106.23	7,153,826	311,036
April 2022	99.82	107.20	5,472,021	273,601
May 2022	83.96	108.54	9,349,409	445,210
June 2022	76.72	101.16	5,631,623	255,983
July 2022	78.87	97.93	2,726,111	136,306
August 2022	89.61	104.95	2,791,277	126,876
September 2022	83.90	100.79	2,911,250	138,631
October 2022	80.87	93.78	2,509,009	125,450
November 2022	85.05	102.91	2,964,709	134,760
December 2022	99.96	109.44	3,837,696	191,885
January 2023	100.92	111.26	2,361,120	112,434

The following table sets forth, for the periods indicated, the monthly range of highs and lows trading closing prices of the Subordinate Voting Shares, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on Nasdaq:

Month	Price per Subordinate Voting Share (US$) Monthly Low	Price per Subordinate Voting Share (US$) Monthly High	Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
February 2022	66.67	84.15	1,673,676	88,088
March 2022	57.38	85.18	3,393,102	147,526
April 2022	78.96	85.78	2,507,830	125,392
May 2022	65.62	85.29	2,400,943	114,331
June 2022	59.60	80.42	2,469,576	117,599
July 2022	60.50	76.42	1,181,974	59,099
August 2022	68.44	81.55	1,169,731	50,858
September 2022	61.03	76.26	1,481,320	70,539
October 2022	58.71	68.91	948,546	45,169
November 2022	61.64	76.32	941,515	44,834
December 2022	74.04	80.81	1,101,840	52,469
January 2023	74.13	83.62	742,174	37,109

The Multiple Voting Shares are not listed for trading on any stock exchange.

DIRECTORS AND OFFICERS

The following tables set out for each of the Company’s directors and executive officers as of the date hereof, the person’s name, province or state, and country of residence, position with the Company, principal occupation during the five preceding years and, if a director, the date on which the person became a director. The Company’s directors are expected to hold office until the Company’s next annual general meeting of shareholders. The Company’s directors are elected annually and, unless re-elected, retire from office at the end of the next annual meeting of shareholders. As a group, the directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, a total of 1,167,279 Subordinate Voting Shares, representing in the aggregate 3.2% of all of the Company’s issued and outstanding Subordinate Voting Shares, 1.5% of all of the Company’s issued and outstanding Shares and 0.4% of the total voting power attached to all of the Company’s issued and outstanding Shares as at March 21, 2023.

2023 Annual Information Form

Directors

Name and Province or State and Country of Residence	Age	Position(s)/Title	Director Since	Principal Occupation

PIERRE BEAUDOIN(1)(2) Québec, Canada	60	Director	2019	Corporate Director

JOSHUA BEKENSTEIN(1)(2) Massachusetts, U.S.	64	Director	2003	Managing Director at Bain Capital Investors, LLC (a private equity fund)

JOSÉ BOISJOLI(3) Québec, Canada	65	Chair of the Board, President and Chief Executive Officer	2011	President and Chief Executive Officer of the Company

CHARLES BOMBARDIER(3) Québec, Canada	49	Director	2020	Corporate Director

ERNESTO M. HERNÁNDEZ(3) (4) State of Mexico, Mexico	65	Director	2020	Corporate Director

KATHERINE KOUNTZE(4) Massachusetts, U.S.	60	Director	2020	Chief Information Officer of Bose Corporation

LOUIS LAPORTE(3)[5] Québec, Canada	62	Director	2013	President of GL Capital Inc. (a private investment company)

ESTELLE MÉTAYER(2)(4) Québec, Canada	52	Director	2014	President of EM Strategy Inc. (a strategy consulting firm) and adjunct professor at McGill University

NICHOLAS NOMICOS(4) Massachusetts, U.S.	60	Director	2016	Senior Advisor of Nonantum Capital Partners, LLC (a middle market private equity firm)

EDWARD PHILIP(5)(6) Florida, U.S.	57	Director	2005	Corporate Director

MICHAEL ROSS(4) Québec, Canada	63	Director	2022	Corporate Director

BARBARA J. SAMARDZICH(1)(7)(8) Michigan, U.S.	64	Director	2017	Corporate Director

(1)	Member of the Human Resources & Compensation Committee.
(2)	Member of the Nominating Governance and Social Responsibility Committee.
(3)	Member of the Investment and Risk Committee.
(4)	Member of the Audit Committee.
(5)	Chair of the Human Resources & Compensation Committee.
(6)	Chair of the Nominating, Governance and Social Responsibility Committee.
(7)	Chair of the Investment and Risk Committee.
(8)	Lead Director.

[5]

As announced by the Company on November 21, 2022, Louis Laporte will retire from the Company’s board of directors effective as of the next shareholders meeting of the Company scheduled on June 1, 2023. Élaine Beaudoin will be proposed as nominee to replace Louis Laporte on the Company’s board of directors at the Company’s next shareholders meeting.

2023 Annual Information Form

Executive Officers

Name and Province or State and Country of Residence	Age	Position(s)/Title
STÉPHANE BILODEAU Québec, Canada	56	Chief Information Officer
JOSÉ BOISJOLI Québec, Canada	65	Chief Executive Officer and President
KARIM DONNEZ Illinois, U.S.	46	President, Marine Group
BERNARD GUY Québec, Canada	58	Executive Vice-President, Global Product Strategy
ANNE-MARIE LABERGE Québec, Canada	57	Chief Marketing Officer
MARTIN LANGELIER Québec, Canada	52	Chief Legal Officer
DENYS LAPOINTE Québec, Canada	61	Chief Design Officer
ANNE LE BRETON Québec, Canada	51	Executive Vice-President, People and Culture
SÉBASTIEN MARTEL Québec, Canada	51	Chief Financial Officer
JOSÉE PERREAULT Québec, Canada	60	Executive Vice-President, Omnichannel
SANDY SCULLION Québec, Canada	55	President, Powersports Group
MINH THANH TRAN Québec, Canada	39	Executive Vice-President, Corporate Strategy & LVHA Group
THOMAS UHR Québec, Canada	58	Chief Technology Officer

Biographies

The following are brief profiles of the directors and executive officers of the Company, including a description of each individual’s principal occupation within the past five years.

Non-Executive Directors

Pierre Beaudoin, Director

Mr. Beaudoin is a corporate director. Mr. Beaudoin joined the Marine Products division of Bombardier Inc. in 1985. In October 1990, he was appointed Vice-President, Product Development of the Sea-Doo/Ski-Doo division. In 1992, he was appointed Executive Vice-President of the Sea-Doo/Ski-Doo division and became President of Bombardier Inc. in January 1994. In April 1996, he was promoted to President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace Services Limited, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace Services Limited in October of the same year. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace Services Limited, he was appointed Executive Vice-President of Bombardier Inc. and became a member of the board of directors of Bombardier Inc. On June 4, 2008, he was appointed President and Chief Executive Officer of Bombardier Inc. and served until 2015. He became Executive Chairman of the board of directors of Bombardier Inc. in February 2015 and Chairman of the board of directors in July 2017. He has also been a member of the board of directors of Power Corporation of Canada since 2005.

2023 Annual Information Form

Joshua Bekenstein, Director

Mr. Bekenstein is a Senior Advisor at Bain Capital Investors, LLC. Prior to joining Bain Capital in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein is a member of the board of directors and the Nominating and Governance Committee of Canada Goose Holdings Inc. He is also a member of the board of directors and the Human Resources and Compensation Committee of Dollarama Inc. He also serves as a director of Bright Horizons Family Solutions Inc., for which he is a member of the Compensation Committee. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration (MBA) from Harvard Business School.

Charles Bombardier, Director

Mr. Bombardier is a corporate director. He was hired by BRP in 1989, and he later joined the R&D team to develop advanced vehicle concepts (Can-Am, Ski-Doo & Spyder). In 2006, he left the family business and created Jophem Holdings to finance startups, design new vehicle concepts and build prototypes in collaboration with universities. For 10 years, Mr. Bombardier also operated two BRP dealerships in Quebec. Between 2017 and 2019, he was hired as a senior consultant for the International Civil Aviation Organization (ICAO). He is also a member of the board of directors of Bombardier Inc. since 2019. Mr. Bombardier is a Canadian engineer and holds a Bachelor’s and a Master’s of science degrees from the École de Technologie Supérieure and a certificate in board governance from Université Laval.

Ernesto M. Hernández, Director

Mr. Hernández is a corporate director who has over 40 years of engineering sales, marketing and operations experience in the automotive industry. After starting his career at General Motors (Mexico) in 1980 as a Development Engineer, he worked in several positions including Engineering Manager, Executive Engineer, and Marketing Director. In 2003, he was appointed Vice-President of General Motors de México and Executive Director of Sales, Service and Marketing, where he successfully led the commercial operations of various brands including Chevrolet, Buick, GMC and Cadillac. In 2011, he took the helm as the first Mexican national to be appointed President and Managing Director. He held this role until September 2019 and retired in January 2020. During his tenure, Ernesto M. Hernández managed both the commercial and manufacturing sides of General Motors’ operations in Mexico, Central America and the Caribbean. He sits on the board of directors of Constellation Brands, Inc. and is a member of its Human Resources Committee. He also sits on the board of directors of Dana Incorporated and is a member of its Compensation Committee as well as its Technology and Sustainability Committee. He currently serves in various Chambers of Commerce and Business Councils. Mr. Hernández was an independent director on the board of directors of Grupo KUO, S.A.B. de C.V., DINE, S.A.B. de C.V., and Corporación Zapata, S.A. de C.V. He obtained a Bachelor of Science from Instituto Politécnico Nacional and he has also completed a Master of Science in Administration and a Master of Science in Management from the Instituto Tecnológico Autónomo de México and the Massachusetts Institute of Technology, respectively.

2023 Annual Information Form

Katherine Kountze, Director

Ms. Kountze is the Chief Information Officer (CIO) for Bose Corporation, a consumer retail company that develops sound solutions for entertainment, home audio, aviation, and automotive industries. She has held other various senior IT leadership positions across her 25+ years working in the technology field. Before joining Bose Corporation, Ms. Kountze was the Chief Information Officer for DentaQuest, a company that provides oral health care benefits and delivers oral care, from 2021 to 2022. Between 2012 and 2021, Ms. Kountze was also Senior Vice-President and Chief Information Officer (CIO) for Eversource Energy, the largest provider of electric, gas and water services in the New England area of the United States, where she held that position for 11 years and prior to that Ms. Kountze spent 2 years as the Vice-President and CIO for United Illuminating Company, an electric utility company in Connecticut. She is the Chair for the Boston CIO Leadership Council and a member of the Massachusetts Cybersecurity Council, a cybersecurity advisory group for the Governor of Massachusetts. Ms. Kountze serves on the board of The Children’s Place Inc. and is a member of its Audit Committee since November 2021. She has won several awards including: 2021 Top Women in Energy, 2021 Diversity Women Elite 100, Most Impactful Black Women in Boston 2021, 2017 CIO of the Year, and 2015 Women Leading Stem Award. Ms. Kountze holds a bachelor’s degree in actuarial Math and Science and a master’s degree in Computer Science. She also received a certification in Risk and Information Security Controls (CRISC) in 2023.

Louis Laporte, Director

Mr. Laporte is President of GL Capital Inc. since 2019. Mr. Laporte was the Executive Vice-President of Beaudier Inc., a private holding company and a holder of Multiple Voting Shares, from 2004 to 2019. In 2003, Mr. Laporte managed the acquisition of the recreational products business of Bombardier Inc. for Beaudier Group. Prior to 2003, Mr. Laporte was the owner and operator of a number of privately held companies, such as Dudley Inc., one of Canada’s leading lock manufacturers and distributors, and AMT Marine Inc., a manufacturer, subcontractor and supplier of Sea-Doo jet boats, where he contributed to the production and participated in the initial design and engineering of the Sea-Doo jet boat for BRP. Mr. Laporte is and has been a director of several privately-owned companies. Mr. Laporte holds a Bachelor of Accounting Sciences from the Université du Québec à Montréal (UQAM) and a Bachelor of Commerce from McGill University. Mr. Laporte is a chartered professional accountant.

Estelle Métayer, Director

Ms. Métayer is the president of EM Strategy Inc. and an adjunct professor at McGill University. She worked at the ING Bank (Netherlands, Poland), Bouygues Group (France, UK), and in Canada at McKinsey & Company, CAE Inc., and Competia Inc. which she founded and sold in 2004. She currently serves on the board of directors, sits on the Human Resources and Compensation Committee, the Strategy Committee and chairs the Investment Committee of Audemars Piguet Holding S.A. (Switzerland). She also serves on the board of Ivanhoe Cambridge inc. (Canada) for which she is a member of the Human Resources and Compensation Committee and chairs the Governance and Ethics Committee and the board of Martur Fompak International (Republic of Türkiye) for which she is a member of the Audit Committee. Ms. Métayer joined the board of directors of Nortera Foods Inc. (Canada, USA) and chairs its Human Resources and Governance Committee as well as being Chair of the Board. In the last few years, she served on various advisory boards and boards of directors, including Cookit inc. (Canada) where she chaired the Compensation, Human Resources and Governance Committee, Agropur (Canada) and Blockstream Corporation (Montreal, Silicon Valley). Ms. Métayer is a certified director of the Institut Français des Administrateurs and attended the High Performing Boards Program at Harvard Business School. She was trained in the Netherlands, where she obtained her MBA and Drs. from the University of Nijenrode.

2023 Annual Information Form

Nicholas Nomicos, Director

Mr. Nomicos is a Senior Advisor of Nonantum Capital Partners, LLC, a middle market private equity firm that he founded with other executives in 2018. Prior to that, Mr. Nomicos was at Bain Capital Investors, LLC where he worked from 1999 to 2016 as an Operating Partner focused on investments in the manufacturing and consumer product sectors and as a Managing Director of Bain Capital Credit, LP, the credit arm of Bain Capital Investors, LLC. Previously, Mr. Nomicos was a senior corporate development and manufacturing executive at Oak Industries Inc., and he spent several years at Bain & Company, Inc. where he was an engagement manager. Mr. Nomicos serves on the board of directors and is a member of the Audit Committee of Dollarama Inc. He received a Master of Business Administration (MBA) from Harvard Business School and a Bachelor of Science in Engineering from Princeton University.

Edward Philip, Director

Mr. Philip is a corporate director. He served as the Chief Operating Officer of Partners in Health (a non-profit health care organization) from 2013 until 2017. In addition, Mr. Philip was a Special Partner at Highland Consumer Fund (consumer-oriented private equity fund), serving in this role from 2013 until 2017. He served as Managing General Partner at Highland Consumer Fund from 2006 to 2013. Prior thereto, Mr. Philip served as President and Chief Executive Officer of Decision Matrix Group, Inc. (research and consulting firm) from 2004 to 2005. Prior to joining Decision Matrix Group, Inc., he was Senior Vice-President of Terra Networks, S.A. (global Internet company) from 2000 to 2004. In 1995, Mr. Philip joined Lycos, Inc. (an Internet service provider and search company) as one of its founding members. At Lycos, Inc., Mr. Philip held the positions of President, Chief Operating Officer and Chief Financial Officer at different times. Prior to joining Lycos, Inc., Mr. Philip was the Vice-President of Finance for The Walt Disney Company, and prior thereto Mr. Philip spent a number of years in investment banking. He sits on the board of directors of Hasbro, Inc. and on its Compensation Committee and is the Chairman of its Nominating, Governance and Social Responsibility Committee. Mr. Philip is also the Non-Executive Chairman of United Airlines Holdings, Inc. and sits on its Audit Committee, and is also Chairman of its Executive Committee and of its Nominating and Governance Committee. In addition, he is on the board of directors, a member of the Compensation Committee and Chairman of the Audit Committee of Blade Air Mobility, Inc., a technology-powered, global air mobility platform. Mr. Philip received a B.S. in Economics and Mathematics from Vanderbilt University and holds a Master of Business Administration from Harvard Business School.

Michael Ross, Director

Mr. Ross is a corporate director. He was Chief Financial Officer of Sesami Cash Management Technologies Corporation (“Sesami”) from 2022 to 2023. In this role, he was responsible for all financial activities, corporate development, and strategic planning. Prior to joining Sesami, Mr. Ross was Chief Financial Officer of Dollarama Inc. for over a decade. Prior to that, Mr. Ross was CFO of Sanimax Industries, a rendering services company, and spent over 20 years in senior financial roles in the television and broadcasting industry. He began his career as an auditor with Ernst & Young. Mr. Ross is a member of the board of directors of Pixcom Inc., the Fondation CHU Saint Justine and FEI – Quebec Chapter. He was previously a member of the board of directors of Investissement Québec, la Fondation Marie-Vincent, Fondation Dr Clown and Muscular Dystrophy Canada. Mr. Ross holds a Bachelor’s Degree in commerce and a graduate diploma in accounting from Concordia University. He received the Fellow of the Order distinction (FCPA) in 2012.

Barbara J. Samardzich, Director

Ms. Samardzich is a corporate director. Ms. Samardzich previously held various senior leadership positions across her 26-year career with Ford Motor Company. Before retiring in 2016, she was the Vice-President and Chief Operating Officer of Ford Europe leading a team of over 30,000 employees. In previous years, she served as Vice-President, Product Development; Vice-President, Global Powertrain Engineering and held various roles in powertrain and vehicle engineering within Ford. She has also worked in various engineering roles at Westinghouse Electric Corporation. Ms. Samardzich sits on the board of directors of several companies including Adient plc (Ireland) and chairs its Human Capital and Compensation Committee and is a member of its Audit and Executive

2023 Annual Information Form

Committees. She served as a director of Velodyne LiDAR and as a member of its Audit Committee and chair of its Compensation Committee until 2021 and as a director of AB SKF until 2022. She has won many awards including CBTNews “Leading Women in Automotive in 2019” and 2016 Automotive News Europe “25 Leading Women in the European Auto Industry”. Ms. Samardzich holds a Bachelor of Science in Mechanical Engineering from the University of Florida, a Master of Science in Mechanical Engineering from Carnegie Mellon University, and a Master of Science in Engineering Management from Wayne State University.

Executive Officer Who Also Serves as Director

José Boisjoli, Chair of the Board of Directors, President and Chief Executive Officer

Mr. Boisjoli is Chair of the Board of Directors of BRP since 2019 and President and Chief Executive Officer of BRP since December 2003, when BRP became a standalone company. In October 1998, Mr. Boisjoli was named President of the Snowmobile and Watercraft division, the largest division of Bombardier Recreational Products Inc. In April 2001, he was given the added responsibility of managing the ATV division. Mr. Boisjoli joined Bombardier Recreational Products Inc. in 1989, after eight years in the pharmaceutical and road safety equipment industries. Mr. Boisjoli served on the board of directors of McCain Foods Group Inc. from January 2018 to February 2022. In April 2005, Mr. Boisjoli received the prestigious titles of Executive of the Year by Powersports Magazine, the most important powersports magazine in the United States, as Entrepreneur of the Year, Québec, by EY in 2014 and was also named CEO of the year 2017 by the Canadian business newspaper Les Affaires. Mr. Boisjoli received a Bachelor of Engineering from the Université de Sherbrooke.

Executive Officers Who Do Not Serve as Directors

Stéphane Bilodeau, Chief Information Officer

Stéphane Bilodeau joined BRP in October of 2022 as Chief Information Officer (CIO) to head its information technologies and evolve its systems to support the Company’s transformation and vision. He is responsible for Information Systems & Technology (IS&T) including cybersecurity, programs and data.

Stéphane came to BRP from the Business Development Bank of Canada (BDC) where he held the role of CIO for 5 years. A seasoned executive with extensive experience in information technology and operations in the financial services industry, Stéphane also led the development of the 2015 and 2016 editions of the FinTech Canada Forum, presented by Finance Montreal.

Prior to that, he managed the overall operations of the National Bank of Canada as Executive Vice-President, Operations and held various senior management positions in major organizations, notably serving as Executive Vice-President and Chief Operating Officer (COO) at the Montreal Exchange and Executive Vice-President of DMR Consulting, a subsidiary of Fujitsu.

A born leader and champion of teamwork, Stéphane is known for his business acumen, tact, dedication, and respect for commitments. He holds an Executive Management degree from Harvard Business School, an MBA from HEC Montréal, and a Bachelor’s Degree in IT Management from UQAM.

Karim Donnez, President, Marine Group

In May 2022, Karim Donnez was appointed President, Marine Group. An impressive breadth of personal and professional experience brought Karim Donnez to BRP as Senior Vice-President, Strategy, Business Development & Transformation in 2015.

2023 Annual Information Form

Born in Paris, France, Karim has lived and worked around the world. He’s passionate about family and adventure, and he loves getting out on Lake Michigan for watersports of all kinds. Karim is always ready to take on new challenges and learn from each lived experience. He’s a strong believer in the journey of life, not the destination.

A die-hard rugby fan, Karim was involved with the Canada Rugby League for years, both as a player and later as a certified coach. His team spirit and determination are evident in his professional life, as he brings his all to his work, driving himself—and those around him—to excel.

He came to BRP from Rio Tinto, where he held several leadership positions including General Manager, Refinery & Energy for Rio Tinto Kennecott. In those roles, he oversaw business transformation initiatives as part of corporate global functions.

Karim’s determination and relatability helped forge BRP’s business strategy, which was instrumental in BRP’s acquisitions of Alta Motors assets, leading to the creation of BRP EV, and subsequently Alumacraft, Manitou and Telwater. After the creation of the Marine Group in 2018, Karim took on its leadership in 2020.

Bernard Guy, Executive Vice-President, Global Product Strategy

Bernard Guy has enjoyed more than 35 years of experience with BRP. He has served in several management positions before he was named Executive Vice-President, Global Product Strategy in 2022. Bernard is responsible for BRP’s global product strategy for both Powersports and Marine and is the Chairman of the Product Steering Committees in addition to being responsible for the strategic planning of BRP’s accessories portfolio.

Bernard was born in Sept-Îles, Quebec, and has been a die-hard fan of motorized sports for as long as he can remember. An adrenaline-loving rider to the core, he believes that there’s nothing like being out in the open air.

Bernard joined BRP in 1987 as a Project Engineer for Ski-Doo R&D and has moved up within the Company ever since, contributing his knowledge and expertise to engineering, procurement, strategy and product planning. He is driven by product innovation and improvement, and shares BRP’s passion and determination to create the ultimate experience for the Company’s customers.

Bernard’s global vision truly came into play with the launch of the Can-Am brand. His focus and commitment to the brand propelled BRP from seventh to third place in the North American market. He also played a major role in developing BRP’s value proposition strategy – and the results for both the Company and the Company’s dealers speak for themselves.

Anne-Marie LaBerge, Chief Marketing Officer

From the moment Anne-Marie LaBerge joined BRP in October 2016 as Senior Vice-President, Global Brands & Communication, she’s made her mark on the Company’s DNA, winning the Company’s customers’ hearts and minds with a renewed focus on rider experience. Since May 2022, Anne-Marie has served as Chief Marketing Officer.

Born in Rochester, Minnesota, Anne-Marie discovered Quebec as a five-year-old on a sled behind her parents’ Ski-Doo. Her passions – family and adventure – took root at her family’s hunting and fishing camp, which she still loves to explore via snowmobile and ATV.

2023 Annual Information Form

From her start at TELUS in 1996 to her appointment as Vice-President, Brand and Marketing Communications in 2009, Anne-Marie played a key role in growing the company to one of the best-known brands in Canada. Her visionary approach is what then led her to BRP, and her love of the outdoors was a natural fit with the Company’s adventurous spirit.

Anne-Marie’s client-centered approach and exceptional ability to think outside the box earned her several accolades, starting in 2011 with a Marketer of the Year award from Strategy magazine and the Québec Women in Business – Large Corporations award. She also received the prestigious CMO Club Marketing Innovation Award in 2017 and was recognized in 2018 as a marketing visionary of the year by Infopresse. In 2019, Anne-Marie was again nominated for the Marketer of the Year award from Strategy magazine.

Martin Langelier, Chief Legal Officer

Martin Langelier knows BRP inside and out, having been with the Company since 2000, and has held the position of Senior Vice-President, General Counsel & Public Affairs since 2008. In May 2022, Martin has been appointed Chief Legal Officer.

Born in Hull, Quebec, Martin grew up on Montreal’s South Shore. He’s passionate about living an active lifestyle and spending time with his family – and not surprisingly, he often combines the two.

After practicing as a lawyer at a reputable firm in Montreal, Martin decided to enroll in an international business MBA program at the Birmingham Business School in the UK. He was then drawn to BRP’s global reach and human values, and joined the Company in 2000. Martin’s dedication to helping communities led him to play a key role in the establishment of the Company’s original Corporate Social Responsibility program in 2015.

Thanks to his extensive experience, Martin contributed in no small part to the Company’s success, from weathering the economic crisis of 2008 – and emerging stronger than ever – to playing a key role when it became a publicly traded company.

Martin’s resourcefulness and determination to make this world a better place for future generations earned him a Lexpert Zenith award in 2018 as a change agent in the field of law.

Denys Lapointe, Chief Design Officer

Denys Lapointe has been revolutionizing the world of powersports since joining BRP in 1985. He has held the position of Senior Vice-President, Design, Innovation & Creative Services since 2019. In May 2022, Denys has been appointed Chief Design Officer.

Denys shares a long history with the Company. Born in Quebec City, he spent part of his childhood in Valcourt, home of BRP’s global centre of expertise. He was quickly immersed in the world of powersports, going on to become an excellent rider.

A passionate and truly creative force, Denys carved out a prominent position for himself within the Company, quickly assuming the role of vice-president. He’s the mastermind behind the design and innovation philosophy at BRP – a philosophy that sets the Company’s products apart in the market.

Now at the head of a multidisciplinary design and innovation team whose members hail from the four corners of the globe, Denys continues to push the boundaries and imagine the future. He’s received scores of international design awards and lives by the mantra that races are won by looking forward.

2023 Annual Information Form

Denys holds a Bachelor of Arts in Design from the Université du Québec à Montréal. He is a board member of the Centre de technologies avancées (CTA) BRP – Université de Sherbrooke and part of the following design associations: World Design Organization (WDO), Industrial Designers Society of America, Association of Canadian Industrial Designers, and Association des designers industriels du Québec. In 2017, Denys was inducted into the National Marine Manufacturers Association (NMMA) Canada Hall of Fame for his impressive contribution to the marine industry.

Anne Le Breton, Executive Vice-President, People and Culture

Anne Le Breton has held the position of Senior Vice-President, Human Resources since 2016. In May 2022, Anne was appointed Executive Vice-President, People & Culture. Originally from Moncton, New Brunswick, Anne has studied and worked in both the U.S. and Europe during many years. The wealth of experience acquired during her assignment in Switzerland, when BRP entrusted her with the global human resources management for its international division, helped form her global worldview and her willingness to work with diverse teams.

From her beginnings in human resources up to her current role as Executive Vice-President, Anne has been motivated by bringing people and diverse visions together. Her strong knowledge and expertise in management and interdisciplinary collaboration has been key in the success of several growth and transformation projects where she has contributed over the past few years. Member of the Management Committee and of one of the sub-committees of the BRP Board of Directors, Anne is responsible for all aspects of human resources for close to 23,000 employees worldwide. Since January 2023, she is on the board of directors of Savaria Corporation, a global leader in the accessibility industry. Anne was on the Board of Directors of Barrette Outdoor Living, North American leader in the outdoor product industry until 2022.

Before joining BRP, Anne worked for Bombardier Aerospace, as human resources manager in Canada and the United States. She holds a bachelor’s degree in industrial relations from the University of Montreal.

Sébastien Martel, Chief Financial Officer

BRP’s Chief Financial Officer, Sébastien Martel has been with the Company since 2004.

Sébastien was born in La Tuque, or as he calls it, the “ATV capital of Quebec”. He is passionate about his work and credits his affinity for finance and business to his grandfathers, one of whom was an accountant and the other an entrepreneur.

Sébastien has stood out in his various roles with BRP over the years, from Director, Financial Information to Vice-President, Strategic Planning Business Development and others along the way. He and his team are on a permanent quest for constant improvement and they found their niche within BRP’s ever-evolving, innovative environment.

In 2013, Sébastien took on a project that would ultimately transform BRP when he piloted the Company’s first public offering. This process was met with overwhelmingly positive results, earning BRP the title of IPO of the year. In 2018, he successfully introduced BRP to a second stock exchange when the Company was listed on Nasdaq in the U.S.

Josée Perreault, Executive Vice-President, Omnichannel

Josée Perreault has held the position of Senior Vice-President, Omnichannel Experience & Apparel since 2021. In May 2022, Josée was appointed Executive Vice-President, Omnichannel taking on the responsibility of go-to-market planning for the PA&A business. She joined BRP in October 2016 as Senior Vice-President, Can-Am On-Road and immediately dove in by revolutionizing the On-Road vehicle industry with the launch of the Can-Am Ryker. A real game-changer, this three-wheel motorcycle is the best in class for personalization and riding experiences. Now in her role as Executive Vice-President, Omnichannel, she’s streamlining BRP’s online and offline sales and take BRP’s fans on a truly exhilarating ride.

2023 Annual Information Form

Born in Montreal, Quebec, Josée has worked on just about every continent, giving her a unique leadership vision and skills. A passionate global executive, she is always seeking adrenaline-laden adventures and challenges at the office and beyond.

Prior to BRP, Josée held various senior leadership positions at Oakley, moving up to Senior Vice-President, World Business. She contributed to the Company’s success in many ways as a real driving force in the international growth, competitiveness and profitability of its retail, wholesale, web and franchise business. Among other achievements, she restructured the European sales and operations, established and developed the Canadian division, introduced Oakley owned retail and led all aspects of Oakley’s commercial activities across the globe.

Bringing together the best talent to promote, distribute and sell a brand and its products is what has motivated Josée throughout her career, and has earned her several awards. It’s also what inspires her to share her expertise as a board member of several companies. There is no challenge that Josée isn’t up for.

Sandy Scullion, President, Powersports Group

In May 2022, Sandy Scullion was appointed President, Powersports Group. In addition to keeping his current retail, sales and consumer experience responsibilities, Mr. Scullion will now oversee all manufacturing operations for Powersports in Canada, Mexico and Finland. He joined BRP in 1994 and has held various leadership positions before becoming Senior Vice-President, Global Retail & Services, Powersports Group in 2016.

Sandy hails from Alma, Quebec, and basically grew up on a Ski-Doo snowmobile. He’s an avid rider and loves nothing more than getting out on his machines alongside his family. To Sandy, nothing beats outdoor adventures to escape the everyday and reconnect with nature.

BRP’s constant innovation has been a major motivating factor in Sandy’s professional growth. He’s filled several management roles within the Company both in Europe and North America, including sales and network management, marketing, product development, and distribution and operations. Prior to his present role at the Company, Sandy was BRP’s General Manager for Western Europe, Middle East and Africa.

Sandy’s visionary leadership has had a huge impact on customer experience, as he was behind the Company’s powersports accessories and lifestyle transformation, which is recognized today as a key brand differentiator.

Minh Thanh Tran, Executive Vice-President, Corporate Strategy & LVHA Group

In September 2022, Minh Thanh Tran was promoted to lead the newly created LVHA Group. As part of his new role, Minh Thanh will continue to oversee the BRP global corporate strategy, which also includes Mergers & Acquisitions activities and business development. The LVHA Group is a new business unit focused on exploring new addressable markets collectively evaluated at over $70 billion.

Minh Thanh Tran joined BRP in 2017 as Director, Strategy Mergers & Acquisitions, and he’s been a driving force ever since. After holding increasingly important roles in strategic planning and development, in August 2020, he was appointed Vice-President, Corporate Strategy & Development and Global Transformation. In this capacity, he has held responsibility for IS&T (Information Systems and Technology), Data, as well as the F.I.T. (Fix - Improve - Transform) program.

2023 Annual Information Form

Minh Thanh began his career in the world of investment and corporate banking at Lazard Frères & LLC and BMO Capital Markets in New York and Montreal.

Through his role in BRP’s initial public offering in 2013, Minh Thanh observed both BRP’s growth potential and its expertise in the industry, which led him to join the Company a few years later. He sees his experience with BRP as a true adventure; for Minh Thanh, it’s all about the journey, the thrill of the ride.

At BRP, Minh Thanh built the Mergers and Acquisitions group. Four game-changing acquisitions swiftly followed: Alta Motors assets, Manitou, Alumacraft and Telwater. These acquisitions cemented BRP’s leading role in the recreational market and are sure to propel the Company to further success for years to come.

Thomas Uhr, Chief Technology Officer

In May 2022, Thomas Uhr was appointed to the newly created role of Chief Technology Officer (CTO) taking on the responsibility of spearheading all new product and manufacturing technologies used across the Powersports and Marine businesses, including the EV program. A global citizen, Thomas was born in Hachenburg, Germany, and has lived and worked in various countries, including Austria, Canada, Germany, Spain and Japan, leading technological innovation and engineering teams for major companies. He holds a degree in Mechanical Engineering from RWTH Aachen University. Since 2018, he has been leading BRP’s global R&D and manufacturing operations as Senior Vice-President, Product Engineering & Manufacturing Operations for Powersports.

Thomas has over 25 years’ experience in the automotive industry. His expertise, along with his hard work and dedication, has earned him several recognitions. He joined Mercedes-Benz AG in 1992 and subsequently held various positions with increasing responsibilities (amongst others, heading a team to work on the first fuel cell for mass production at Ballard Power Systems, leading the Mercedes Berlin plant, serving as founding General Manager of MDC Power – then a joint venture between Mercedes and Mitsubishi, and heading the R&D prototyping and testing activities for Mercedes Cars).

From his start at BRP’s European operations in 2014, Thomas went above and beyond, even occupying the positions of Vice-President, Powertrain at BRP-Rotax in Austria and Vice-President R&D/Operations in Austria and Finland at the same time.

Thomas’s passion for product and technology led his teams to develop and launch several ground-breaking Rotax powertrains, such as the 849 E-TEC for snowmobiles, the 1603 PWC engine, and the 915iS – he was one of the first to fly with this new game-changing aircraft engine. He credits BRP’s focus on ingenuity as the key to his success and motivation.

His innovative and enterprising spirit will no doubt improve the experience of generations of thrill-seekers to come.

Corporate Cease Trade Orders

None of the Company’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within the 10 years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

2023 Annual Information Form

Bankruptcies

None of the Company’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within the 10 years prior to the date of this Annual Information Form, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for (i) Louis Laporte who was a board member up until July 2018 of Canest Transit Inc., which had a receiver manager appointed to hold its assets in June 2019 and (ii) Joshua Bekenstein who was a director of Toys “R” Us, Inc. from 2005 to 2019, which filed for bankruptcy in September 2017, and who was from 2010 to 2017 a director of The Gymboree Corporation, which filed for bankruptcy in June 2017.

None of the Company’s directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Shareholder Bankruptcies

No shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No shareholder holding a sufficient number of securities to affect materially the control of the Company, nor any personal holding company of any such person, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the shareholder.

Securities Penalties or Sanctions

No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person, has:

•

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

2023 Annual Information Form

Conflicts of Interest

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its directors, officers or other members of management as a result of their outside business interests except that certain of the Company’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. See “Directors and Officers” and “Interest of Management and Others in Material Transactions”.

Indemnification and Insurance

The Company has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is involved from time to time in legal proceedings and regulatory actions in the normal course of business and operations. As at January 31, 2023, the Company had approximately 193 pending litigation cases. See “Risk Factors — The Company may be unable to protect its intellectual property or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below or as described elsewhere in this Annual Information Form, none of (i) the directors or executive officers of the Company, (ii) the shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of the Company, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Reimbursement to Bombardier Inc., a company related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational products business of Bombardier Inc., the Company is required to reimburse to Bombardier Inc. income taxes that amounted to $22.7 million as of January 31, 2023. The reimbursement will begin when Bombardier Inc. starts making any income tax payments in Canada and/or the United States.

In addition, in connection with the above-mentioned transaction, the Company entered into a trademark license agreement whereby it has the right to continue to use certain trademarks of Bombardier Inc. that were not otherwise assigned to the Company in connection with such transaction, subject to certain conditions. The license allows the Company to use “Bombardier” in the corporate name of certain subsidiaries of the Company as long as, among other things, Beaudier Group maintains at least a 10% voting or equity interest in the Company.

2023 Annual Information Form

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is Deloitte LLP, 1190 avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0M7.

The transfer agent and registrar for the Subordinate Voting Shares and Multiple Voting Shares is Computershare Investor Services Inc. at their offices in Montreal and Toronto.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Company has entered into since the beginning of the last financial year ended January 31, 2023, or entered into prior to such date, but which are still in effect and that are required to be filed with Canadian securities regulatory authorization in accordance with Section 12.2 of National Instrument – 51-102 Continuous Disclosure Obligations. Each of the summaries below describes certain material provisions of the relevant material contract and is subject to, and qualified in its entirety by reference to, the relevant material contract, a copy of which is available on the SEDAR website at www.sedar.com.

Underwriting Agreements

On September 13, 2018, Beaudier Inc., 4338618 Canada Inc., Bain Capital and other selling shareholders entered into an underwriting agreement with a syndicate of underwriters and the Company pursuant to which they sold 8,700,000 Subordinate Voting Shares of the Company at a price of $47.00 per Subordinate Voting Share for aggregate gross proceeds of $408,900,000. The Company did not receive any of the proceeds from the bought deal secondary offering.

On December 16, 2019, Beaudier Group, Bain Capital and other selling shareholders entered into an underwriting agreement with a syndicate of underwriters and the Company pursuant to which they sold 5,000,000 Subordinate Voting Shares of the Company at a price of $61.17 per Subordinate Voting Share for aggregate gross proceeds of $305,850,000. The Company did not receive any of the proceeds from the bought deal secondary offering.

On October 21, 2020, Bain Capital and other selling shareholders entered into an underwriting agreement with a syndicate of underwriters and the Company pursuant to which they sold 2,000,000 Subordinate Voting Shares of the Company at a price of $75.45 per Subordinate Voting Share for aggregate gross proceeds of $150,900,000. The Company did not receive any of the proceeds from the 2020 Secondary Offering.

Term Facility

Pursuant to a fourth amended and restated credit agreement entered into between a syndicate of lenders and subsidiaries of the Company on May 23, 2018, term facilities in the aggregate principal amount of US$900.0 million maturing on May 23, 2025 were made available to Bombardier Recreational Products Inc. in U.S. dollars (as amended from time to time, the “Term Facility”).

On July 23, 2019, the Company amended the Term Facility to add a new US$335.0 million tranche for a total principal amount of US$1,235.0 million.

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On February 4, 2020, the Company amended the Term Facility whereby the Term Facility was consolidated into a single tranche, the cost of borrowing was reduced by 0.50% for the previous US$335.0 million tranche and the maturity was extended from May 2025 to May 2027 (then referred to as the “Term Loan B-1”).

On May 8, 2020, the Company entered into an amendment to the Term Facility which provided for an incremental US$600.0 million tranche under its Term Facility (then referred to as the “Term Loan B-2”). This new tranche had a May 2027 maturity and, consistent with the existing tranche of the Term Facility, was not subject to any financial covenants.

On February 16, 2021, the Company amended the Term Facility by increasing the amount outstanding under its Term Loan B-1 by US$300 million (the current “Term Loan B-1”); the proceeds therefrom, along with cash from its balance sheet, were used to repay, in full, the then outstanding Term Loan B-2, which had less favourable terms.

On June 10, 2022, the Company entered into an amendment to the Term Facility which provided for an incremental US$100.0 million tranche under its Term Facility (then referred to as the “Term Loan B-2”). This new tranche had a June 2024 maturity and, consistent with the existing tranche of the Term Facility, was not subject to any financial covenants.

On December 13, 2022, the Company entered into an amendment to the Term Facility which provided for an incremental US$500.0 million tranche under its Term Facility (the current “Term Loan B-2”). This new tranche had a December 2029 maturity and, consistent with the existing tranche of the Term Facility, was not subject to any financial covenants. The proceeds therefrom, along with cash from its balance sheet, were used to repay, in full, the then outstanding US$100.0 million Term Loan B-2 as well as outstanding borrowings under the Revolving Credit Facilities.

Security holders Agreements

In connection with the IPO on May 29, 2013, the Beaudier Group, Bain Capital, CDPQ and the Company entered into a nomination rights agreement (the “Nomination Rights Agreement”), an amended and restated registration rights agreement (the “Registration Rights Agreement”) and the Coattail Agreement.

Nomination Rights Agreement

The Nomination Rights Agreement provides that Beaudier Group, Bain Capital and CDPQ shall cast all votes to which they are entitled to fix the size of the Board of Directors at 13 members and to elect members of the Board in accordance with the provisions thereof. The Beaudier Group, Bain Capital and CDPQ have certain rights to designate members of the Board of Directors. As of the date of this Annual Information Form, Bain Capital, Beaudier Group and CDPQ are entitled to designate three, three and one member(s) of the Board of Directors, respectively, under the terms of the Nomination Rights Agreement.

Registration Rights Agreement

The Registration Rights Agreement provides for demand registration rights in favour of the parties to the Registration Rights Agreement that enable them to require the Company to qualify by prospectus in Canada or, following the one-year anniversary of the closing of the IPO and subject to certain conditions, the United States, all or any portion of the Shares held by them for a distribution to the public, provided such demand will result in a minimum offering size of $50 million.

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The Registration Rights Agreement also provides for incidental registration rights allowing the parties to the Registration Rights Agreement to include their Subordinate Voting Shares in certain public offerings of Subordinate Voting Shares, subject to certain underwriters’ cutback rights.

Coattail Agreement

See “Description of the Capital Structure — Shares — Take-Over Bid Protection” for a description of the Coattail Agreement.

INTEREST OF EXPERTS

The current independent auditor of the Company, Deloitte LLP, who has issued an auditor’s report dated March 22, 2023 in respect of the Company’s consolidated financial statements, which comprise the consolidated statements of financial position as at January 31, 2023 and January 31, 2022 and the consolidated statements of net income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, has informed the Company that it is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

AUDIT COMMITTEE

Charter of the Audit Committee

The Board has adopted a written charter (the “Charter of the Audit Committee”) describing the mandate of the audit committee of the Company (the “Audit Committee”). The Charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial control framework has been implemented and tested by the Company’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors and reporting to the Board of Directors on any outstanding issue. The text of the Charter of the Audit Committee is attached to this Annual Information Form as Appendix A.

Composition of the Audit Committee

As set forth in the Charter of the Audit Committee, the Audit Committee must be composed of a minimum of three directors, each of whom needs to be independent and to meet the criteria for financial literacy established by applicable laws, including National Instrument 52-110 – Audit Committees. As of the date hereof, the Audit Committee is composed of Mses. Métayer and Kountze and Messrs. Hernández, Ross and Nomicos, all of whom are independent and meet the criteria for financial literacy established by applicable laws, including National Instrument 52-110 – Audit Committees. Mr. Nomicos is the Chair of the Audit Committee.

Relevant Education and Experience of the Audit Committee Members

Each of the Audit Committee members has an understanding of the accounting principles used by the Company to prepare its financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

2023 Annual Information Form

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Mr. Nicholas Nomicos (Chair) is a Senior Advisor of Nonantum Capital Partners, LLC, a middle market private equity firm that he founded with other executives in 2018. Prior to that, Mr. Nomicos was at Bain Capital Investors, LLC where he worked from 1999 to 2016 as an Operating Partner focused on investments in the manufacturing and consumer product sectors and as a Managing Director of Bain Capital Credit, LP, the credit arm of Bain Capital Investors, LLC. Previously, Mr. Nomicos was a senior corporate development and manufacturing executive at Oak Industries Inc., and he spent several years at Bain & Company, Inc. where he was an engagement manager. Mr. Nomicos serves on the board of directors and is a member of the Audit Committee of Dollarama Inc. He received a Master of Business Administration (MBA) from Harvard Business School and a Bachelor of Science in Engineering from Princeton University.

Ernesto M. Hernández is a corporate director who has over 40 years of engineering sales, marketing and operations experience in the automotive industry. After starting his career at General Motors (Mexico) in 1980 as a Development Engineer, he worked in several positions including Engineering Manager, Executive Engineer, and Marketing Director. In 2003, he was appointed Vice-President of General Motors de México and Executive Director of Sales, Service and Marketing, where he successfully led the commercial operations of various brands including Chevrolet, Buick, GMC and Cadillac. In 2011, he took the helm as the first Mexican national to be appointed President and Managing Director. He held this role until September 2019 and retired in January 2020. During his tenure, Ernesto M. Hernández managed both the commercial and manufacturing sides of General Motors’ operations in Mexico, Central America and the Caribbean. He sits on the board of directors of Constellation Brands, Inc. and is a member of its Human Resources Committee. He also sits on the board of directors of Dana Incorporated and is a member of its Compensation Committee as well as its Technology and Sustainability Committee. He currently serves in various Chambers of Commerce and Business Councils. Mr. Hernández was an independent director on the board of directors of Grupo KUO, S.A.B. de C.V., DINE, S.A.B. de C.V., and Corporación Zapata, S.A. de C.V. He obtained a Bachelor of Science from Instituto Politécnico Nacional and he has also completed a Master of Science in Administration and a Master of Science in Management from the Instituto Tecnológico Autónomo de México and the Massachusetts Institute of Technology, respectively.

Ms. Katherine Kountze is the Chief Information Officer (CIO) for Bose Corporation, a consumer retail company that develops sound solutions for entertainment, home audio, aviation, and automotive industries. She has held other various senior IT leadership positions across her 25+ years working in the technology field. Before joining Bose Corporation, Ms. Kountze was the Chief Information Officer for DentaQuest, an oral health care company that provides oral health care benefits and delivers oral care from 2021 to 2022. Between 2012 and 2021, Ms. Kountze was also Senior Vice-President and Chief Information Officer (CIO) for Eversource Energy, the largest provider of electric, gas and water services in the New England area of the United States, where she held that position for 11 years and prior to that Ms. Kountze spent 2 years as the Vice-President and CIO for United Illuminating Company, an electric utility company in Connecticut. She is the Chair for the Boston CIO Leadership Council and a member of the Massachusetts Cybersecurity Council, a cybersecurity advisory group for the Governor of Massachusetts. Ms. Kountze serves on the board of The Children’s Place Inc. and is a member of its Audit Committee since November 2021. She has won several awards including: 2021 Top Women in Energy, 2021 Diversity Women Elite 100, Most Impactful Black Women in Boston 2021, 2017 CIO of the Year, and 2015 Women Leading Stem Award. Ms. Kountze holds a bachelor’s degree in actuarial Math and Science and a master’s degree in Computer Science. She also received a certification in Risk and Information Security Controls (CRISC) in 2023.

Ms. Estelle Métayer is the president of EM Strategy Inc. and an adjunct professor at McGill University. She worked at the ING Bank (Netherlands, Poland), Bouygues Group (France, UK), and in Canada at McKinsey & Company, CAE Inc., and Competia Inc. which she founded and sold in 2004. She currently serves on the board of directors, sits on the Human Resources and Compensation Committee, the Strategy Committee and chairs the Investment Committee of Audemars Piguet Holding S.A. (Switzerland). She also serves on the board of Ivanhoe Cambridge inc. (Canada) for which she is a member of the Human Resources and Compensation Committee and chairs the Governance and Ethics Committee and the board of Martur Fompak International (Republic of Türkiye) for which she is a member of the Audit Committee. Ms. Métayer joined the board of directors of Nortera Foods Inc. (Canada, USA) and chairs its Human Resources and Governance Committee as well as being Chair of the Board. In the last few years, she served on various advisory boards and boards of directors, including Cookit inc. (Canada) where she chaired the Compensation, Human Resources and Governance Committee, Agropur (Canada) and Blockstream Corporation (Montreal, Silicon Valley). Ms. Métayer is a certified director of the Institut Français des Administrateurs and attended the High Performing Boards Program at Harvard Business School. She was trained in the Netherlands, where she obtained her MBA and Drs. from the University of Nijenrode.

Mr. Michael Ross is a corporate director. He was Chief Financial Officer of Sesami Cash Management Technologies Corporation (Sesami) from 2022 to 2023. In this role, he was responsible for all financial activities, corporate development, and strategic planning. Prior to joining Sesami, Mr. Ross was Chief Financial Officer of Dollarama Inc. for over a decade. Prior to that, Mr. Ross was CFO of Sanimax Industries, a rendering services company, and spent over 20 years in senior financial

2023 Annual Information Form

roles in the television and broadcasting industry. He began his career as an auditor with Ernst & Young. Mr. Ross is a member of the board of directors of Pixcom Inc., the Fondation CHU Saint Justine and FEI - Quebec Chapter. He was previously a member of the board of directors of Investissement Québec, la Fondation Marie-Vincent, Fondation Dr Clown and Muscular Dystrophy Canada. Mr. Ross holds a bachelor’s degree in commerce and a graduate diploma in accounting from Concordia University. He received the Fellow of the Order distinction (FCPA) in 2012.

Independent Auditor Fees

In Fiscal 2023 and Fiscal 2022, the Company was invoiced the following fees by its independent auditor, Deloitte LLP:

	Fiscal 2023	Fiscal 2022
Audit Fees(1)	$4,541,500	$4,521,837
Audit Related Fees(2)	772,597	$603,274
Tax Fees(3)	126,429	$122,774
All Other Fees(4)	—	—

Total Fees Paid	5,440,526	$5,247,885

(1)	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.

(2)

“Audit Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of statutory audit or review of the Company’s financial statements other than those included in “Audit Fees,” such as consultation on accounting and reporting matters.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

(4)	“Other Fees” include fees for products and services provided by the independent auditor other than those included above.

The Audit Committee is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee shall review and confirm the independence of the independent auditor.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on the Company’s website at www.brp.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for its annual meeting of shareholders.

Additional information is provided in the audited consolidated financial statements and management’s discussion and analysis of the Company for the Fiscal 2023.

GLOSSARY OF TERMS

“2020 Secondary Offering” has the meaning set out under the heading “General Development of the Business”.

“2021 SIB” has the meaning set out under the heading “Public Offerings and Other Transactions”.

“2022 SIB” has the meaning set out under the heading “Public Offerings and Other Transactions”.

2023 Annual Information Form

“2023 MD&A” has the meaning set out under the heading “Explanatory Notes – IFRS and Non-IFRS Measures”.

“3WV” means three-wheeled vehicle.

“Aftermarket Companies” has the meaning set out under the heading “Business of the Company and its Industry – BRP Brands and Products – Powersports – PA&A and Rotax engines”.

“Alumacraft” has the meaning set out under the heading “General Development of the Business”.

“Annual Information Form” means this annual information form of the Company dated March 22, 2023.

“ATV” means all-terrain vehicle.

“Audit Committee” means the audit committee of the Company.

“August 2022 Breach” has the meaning set out under the heading “Risk Factors – The failure of the Company’s information technology systems, difficulties in in implementing its new ERP system or a security breach or cyber-attack could materially adversely affect the Company’s business, results of operations or financial condition”.

“Bain Capital” means Bain Capital Luxembourg Investments S.à r.l.

“Beaudier Group” means, collectively, Beaudier Inc. and 4338618 Canada Inc.

“Board” or “Board of Directors” means the board of directors of the Company.

“CDPQ” means the Caisse de dépôt et placement du Québec, and includes any of its affiliates.

“Charter of the Audit Committee” means the written charter describing the mandate of the Audit Committee, as adopted and amended by the Board of Directors upon the recommendation of the Audit Committee.

“Coattail Agreement” means the coattail agreement entered into by the Beaudier Group, Bain Capital and CDPQ, as the owners of all the outstanding Multiple Voting Shares, the Company and a trustee on May 29, 2013.

“Code” has the meaning set out under the heading “Corporate Social Responsibility”.

“Company” means BRP Inc. and its direct and indirect subsidiaries and predecessors or other entities controlled by them, unless otherwise noted or the context otherwise requires.

“Convertible Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“CUSMA” has the meaning set forth under the heading “Risk Factors - The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates”.

“DE&I” has the meaning set out under the heading “Explanatory Notes — Corporate Social Responsibility”.

2023 Annual Information Form

“Distributed Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Distribution” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“ESG” has the meaning set out under the heading “Explanatory Notes — Corporate Social Responsibility”.

“EV” has the meaning set out under the heading “General Development of the Business”.

“Fiscal 2021” means the Company’s fiscal year ending January 31, 2021.

“Fiscal 2022” means the Company’s fiscal year ending January 31, 2022.

“Fiscal 2023” means the Company’s fiscal year ending January 31, 2023.

“hp” means horsepower.

“IFRS” means the International Financing Reporting Standards.

“international” means all jurisdictions other than Canada and the United States.

“Investment and Risk Committee” means the investment and risk committee of the Company.

“IPO” means the initial public offering of the Company which closed on May 29, 2013.

“IT” has the meaning set out under the heading “Business of the Company and its industry — Marketing”.

“Juárez 1” has the meaning set out under the heading “Business of the Company and its industry — Manufacturing Facilities and Operations”.

“Juárez 2” has the meaning set out under the heading “Business of the Company and its industry — Manufacturing Facilities and Operations”.

“Juárez 3” has the meaning set out under the heading “Business of the Company and its industry — Manufacturing Facilities and Operations”.

“LVHA Group” has the meaning set out under the heading “General Development of the Business”.

“Marine Products” means Alumacraft, Manitou, Quintrex, Stacer and Yellowfin boats, Rotax engines for jet boats and the new and Rotax outboard engine with Stealth Technology.

“Multiple Voting Shares” means multiple voting shares in the capital of the Company.

“MSRP” means manufacturer suggested retail price as set out under the heading “Business of the Company and its industry – BRP Brands and Products – Powersport - Year-Round Products”.

“Nasdaq” has the meaning set out under the heading “Public Offerings and Other Transactions”

“Nomination Rights Agreement” means the nomination rights agreement entered into by the Company and the Beaudier Group, Bain Capital and CDPQ on May 29, 2013.

2023 Annual Information Form

“North America” means Canada and the United States, and excludes Mexico.

“OEM” means original equipment manufacturer.

“PA&A” means parts, accessories and apparel and other services sold to third parties.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

“Pinion” has the meaning set out under the heading “General Development of the Business”.

“Powersports Products” means Year-Round Products, Seasonal Products and Powersports PA&A and OEM engines.

“Preferred Shares” means preferred shares in the capital of the Company.

“PWC” means personal watercraft.

“Registration Rights Agreement” means the amended and restated registration rights agreement entered into by the Company and the Beaudier Group, Bain Capital and CDPQ on May 29, 2013.

“Revolving Credit Facilities” means the third amended and restated credit agreement entered into by subsidiaries of the Company on May 23, 2018 (as amended on March 14, 2019, May 4, 2021, February 16, 2022 and June 14, 2022) pursuant to which credit facilities in the aggregate principal amount of $1.5 billion have been made available to Bombardier Recreational Products Inc. and BRP Inc.

“Rights to Subscribe” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Seasonal Products” means Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and Sea-Doo Switch pontoons.

“Shares” means, collectively, the Subordinate Voting Shares and the Multiple Voting Shares.

“SSV” means side-by-side vehicle.

“Subordinate Voting Shares” means subordinate voting shares in the capital of the Company.

“Subscription Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Telwater” has the meaning set out under the heading “General Development of the Business”.

“Term Facility” has the meaning set out under the heading “Material contracts — Term Facility”.

“Term Loan B-1” has the applicable meaning set out under the heading “Material Contracts – Term Facility”, as amended from time to time.

“Term Loan B-2” has the applicable meaning set out under the heading “Material Contracts – Term Facility”, as amended from time to time.

2023 Annual Information Form

“Triton” has the meaning set out under the heading “General Development of the Business”.

“TSX” means the Toronto Stock Exchange.

“Voting Shares” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“VSS” has the meaning set out under the heading “Business of the Company and its Industry — BRP Brands and Products — Powersports - Year-Round Products”.

“Year-Round Products” means Can-Am ATVs, SSVs and 3WVs.

2023 Annual Information Form

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

1.0	Introduction

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of BRP Inc. (the “Company”).

2.0	Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	Financial reporting and disclosure requirements;

•	Ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company;

•	External and internal audit processes;

•	Helping directors meet their responsibilities;

•	Providing better communication between directors and the external auditor as well as between directors and the internal audit function;

•	Ensuring the independence of the external auditor and the internal audit function;

•	Increasing the credibility and objectivity of financial reports; and

•

Strengthening the role of directors by facilitating in-depth discussions among directors, management, the external auditor and the internal audit function regarding significant issues involving judgment and impacting quality controls and reporting.

3.0	Composition and Membership

(a) The Board will appoint the members (“Members”) of the Committee. The Members will be appointed at the first meeting of the Board following the election of directors by the shareholders of the Company to hold office until the next annual meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b) The Committee will consist of at least three directors. Each Member will meet the criteria for independence established by applicable laws, including sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees. All members shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Committee; a member of the Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(c) The Board will appoint one of the Members to act as the chair of the Committee (the “Chair”). The secretary of the Company (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

4.0	Meetings

(a) Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. The Committee should meet within the 45 days following the end of the first three fiscal quarters of the Company and within 90 days following the end of the fiscal year of the Company. Members may attend all meetings either in person, by videoconference or by telephone. The Committee shall keep minutes of each meeting.

(b) At the request of the external auditor of the Company, the Chief Executive Officer, the Chief Financial Officer, the Chief Audit Executive, the General Counsel, the Chair of the Investment and Risk Committee or any Member, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c) The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of their members to act as chair of the meeting.

(d) A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e) The Chief Financial Officer and the Chief Audit Executive shall have direct access to the Committee and shall attend all meetings of the Committee, and the Chief Executive Officer and the Chair of the Board shall receive notice of and have the right to attend all meetings of the Committee, except in each case such part of the meeting, if any, which is a private session not involving all or some of these officers as determined by the Committee. The external auditor shall receive notice of and have the right to attend any meetings of the Committee, at the Company’s expense, except such part of the meeting, if any, which is a private session not involving the external auditor.

(f) The Committee shall maintain a free and open line of communication with management, the Chief Financial Officer, the Chief Audit Executive and the external auditor. The Committee may invite directors, officers, consultants and employees of the Company or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Committee shall meet in camera without members of management in attendance or with the Chief Financial Officer or the Chief Audit Executive on a regular basis and as appropriate or required.

(g) In advance of every meeting of the Committee, the Chair, with the assistance of the Secretary, the Chief Financial Officer and the Chief Audit Executive, should prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

5.0	Duties and Responsibilities

The Committee will carry out, among other things, the following responsibilities:

5.1	Financial Statements and Reporting

•

Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to the Company’s financial statements and its financial reporting practices and system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of the Company’s financial statements and the compliance by the Company with laws and regulations and its own Code.

•

Review significant accounting and reporting issues, including complex or unusual material transactions and highly judgmental areas, unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or provisions included in any financial statements, and recent professional and regulatory pronouncements, and understand their impact on and presentation in the financial statements.

•

Review and discuss with management and the external auditor the results of the audit, including any difficulties encountered and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management’s selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

•

Review the financial statements, and consider whether they are complete, adequate, consistent with information known to the Members, and reflect appropriate accounting principles and, if appropriate, recommend to the Board their approval and disclosure.

•

Review the Company’s management discussion and analysis, and other financial information provided by the Company to any governmental body or the public and, if appropriate, recommend to the Board their approval and disclosure.

•

Review the Company’s annual information form and related regulatory filings before release to the extent that same include financial information, and consider the accuracy and completeness of the financial information contained therein and, if appropriate, recommend to the Board their approval and disclosure.

•	Review the Company’s press releases containing financial information before the Company publicly discloses this information and, if appropriate, recommend to the Board their approval and disclosure.

•

Review and discuss with management any litigation matters which could significantly affect the financial statements, and review the manner in which these matters are disclosed in the financial statements.

•	Review and discuss any regulatory compliance issues which could significantly affect the financial statements.

•	Review and discuss any corporate governance issues which could significantly affect the financial statements.

•	Review with management and the external auditor all matters required to be communicated to the Committee under generally accepted auditing standards.

•	Understand how management develops interim financial information, and the nature and extent of internal and external auditor involvement.

•

Review interim financial reports with management and the external auditor before disclosure and filing with regulators, and consider whether they are complete and consistent with the information known to the Members and reflect appropriate accounting principles and, if appropriate, recommend to the Board their approval and disclosure.

•

To the extent not previously reviewed by the Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in any prospectus or other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

•	Review the statement of management’s responsibility for the financial statements as signed by the management of the Company and included in any published document.

•	Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.

•

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

•	Monitor the application and update, as necessary, of the Company’s Disclosure Policy.

5.2	Internal Control

•	With the assistance of the external auditor, the Chief Financial Officer and the Chief Audit Executive, consider the effectiveness and the adequacy of the Company’s internal control systems.

•

Take all reasonable measures to ensure that the Board and management comply with all of the Company’s policies or practices relating to business ethics and integrity (including the Authorities and Limits Policy and the Segregation of Duties Policy).

•

Understand the scope of internal and external auditor’s review of internal control over financial reporting, and obtain reports on any identified weaknesses, deficiencies or significant findings and recommendations, together with management’s responses and actions taken to remedy the issues identified.

•	Review and discuss with the Chief Executive Officer and Chief Financial Officer the process for the certifications to be provided in the Company’s public disclosure documents.

•	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Company’s disclosure controls and procedures.

5.3	External Audit

•	Manage the relationship between the Company and the external auditor.

•	Recommend to the Board the appointment or discharge and compensation of the Company’s external auditor.

•	Fill the role as the direct contact for the external auditor.

•	Oversee the work of the external auditor, including the resolution of disagreements between the external auditor and management.

•	Review any suggestions made by the external auditor for improvement of the Company’s operations or internal control.

•

Pre-approve all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company or its subsidiary entities by the Company’s external auditor, which services shall not be covered by the prohibited non-audit services listed in Annex 1 hereto.

•

At least annually, review and approve the terms of the external auditor’s (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chair of the Committee.

•	At least annually, review the external auditor’s proposed audit scope and approach, including coordination of audit effort with internal audit function, and pre-approve all related audit fees.

•	To the extent practicable, at least annually, review the performance of the external auditor.

•

At least annually, review and confirm the independence of the external auditor by obtaining statements from the auditor on relationships between the auditor and the Company, including non-audit services, discussing the relationships with the auditor and discussing any restrictions placed on them or other difficulties encountered in the course of the audit.

•	At least annually, meet separately with the external auditor to discuss the access to requested information and level of cooperation from management during the performance of their work.

•

On a regular basis, the Chief Executive Officer, the Chief Financial Officer, the Chief Audit Executive, the Chair of the Investment and Risk Committee or any other representative of management whose presence is requested by the Chair of the Committee or any of the Members, and the external auditor shall meet separately with the Committee, in a private session held during the course of a meeting.

•	On a regular basis, review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former external auditor of the Company.

•	Periodically rotate the lead partner for the external auditor.

5.4	Internal Audit Function

•	Review and approve the charter, nature, scope of work and organizational structure of the internal audit function as well as the annual audit plan and any major changes thereon.

•	Ensure that the internal audit function has the necessary resources to fulfill its mandate and responsibilities.

•

Approve the appointment and dismissal of the Chief Audit Executive, as well as approve his/her performance evaluation and compensation. The Chief Audit Executive shall report directly to the Committee.

•	Periodically review the audit plan status, including a progress report on the internal audit mandates and a follow-up on past due recommendations.

•	Review internal audit reports, including management responses, and ensure that the necessary steps are taken to follow up on important report recommendations.

•	Review with the assistance of the Chief Audit Executive the internal audit budget, resource plan, activities, and organizational structure of the internal audit function.

•

Ensure the independence and effectiveness of the internal audit function, including by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities, by ensuring that it reports to the Committee, and by meeting regularly with the Chief Audit Executive without management being present in order to discuss, among others, the questions he/she raises regarding the relationship between the internal audit function and management and access to the information required.

5.5	Compliance

•

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters (the “Complaints of Illegal or Unethical Conduct Policy”).

•	Review the effectiveness of the Complaints of Illegal or Unethical Conduct Policy and follow-up (including disciplinary action) of any instances of non-compliance.

•	Review the findings of any examinations by regulatory agencies, and any auditor observations.

•	Obtain regular updates from management and the Company’s legal counsel regarding compliance matters in respect of the Complaints of Illegal or Unethical Conduct Policy.

5.6	Information technology and information security

•

On a regular basis, review with the assistance of the Chief Information Officer or his delegate, the information technology and information security strategies and related matters, including the effectiveness and adequacy of computerized accounting systems, the protections against damage and disruption, and security of confidential information through information systems reporting as well as the Corporation’s information security and cybersecurity policies, guidelines, controls, initiatives and incident response plans and procedures.

5.7	Other Responsibilities

•	Perform other activities related to this Charter as requested by the Board.

•

Investigate and assess any issue that raises significant concern to the Committee, with the assistance, if so required by the Committee, of the Chief Financial Officer, the Chief Audit Executive and/or the external auditor.

•	Evaluate the Committee’s and individual members’ performance on a regular basis.

•

Communicate and collaborate with other committees of the Board of Directors to ensure coordination in the fulfillment of any responsibilities of the Committee which may overlap with the responsibilities of other committees.

6.0	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with applicable accounting standards, as applicable, and other applicable requirements. These are the responsibilities of management and the external auditor.

7.0	Limitation on Committee’s Duties

Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Committee to ensure the Company’s compliance with applicable laws or regulations.

In contributing to the Committee’s discharge of its duties under this Charter, each Member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any Member a standard of care or diligence that is in any way more onerous or extensive than the standard to which the member of the Board are subject.

The Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company’s shareholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

8.0	Reporting

The Chair should report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. As required by applicable rules and regulations, the Committee should report annually to shareholders, describing the Committee’s composition, responsibilities and how they were discharged, and any other information required by law. The Committee should also review any other report the Company issues that relates to the Committee’s responsibilities. The Secretary should circulate the minutes of each meeting of the Committee to the members of the Board.

9.0	Access to Information and Authority

The Committee will be granted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve and pay any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with the external auditor, the Chief Financial Officer, the Chief Audit Executive as well as any other employee of the Company as it deems necessary.

10.0	Review of Charter

The Committee will, from time to time, review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration. The Board may, amend this Charter (as required).

Annex 1

Prohibited Non-Audit Services

•	Bookkeeping or other services related to the accounting records or financial statement

•	Expert services unrelated to the audit

•	Financial information systems design and implementation

•	Appraisal or valuation services, fairness opinions or contribution-in-kind reports

•	Actuarial services

•	Internal audit outsourcing services

•	Broker-dealer, investment adviser or investment banking services

•	Legal services

•	Tax services to officers and directors of BRP

•	Financial statements, note disclosures and MD&A compilation

•	Regulatory filing preparation

•	Design and implementation of internal controls, policies and procedures

•	Services performed on a success or contingent fee basis

•	Temporary personnel assignments

•	Certain tax services such as tax provision assistance

•	Project management services

•	Vendor procurement and selection services

•	Incident response services

•	Data management or hosting services

•	Translation services of the Company’s disclosures

•	Personnel immigration services

•	Serving as a member of a supervisory body

•	Marketplace business relationships

•	Cash and investment management

•	Forecasting, projections, analytics

•	Policy and standards development and selection

•	Setting strategic direction

•	Hiring or dismissing employees

•	Authorizing transactions

•	Employee oversight

A-1

•	Ongoing monitoring services

•	Current and future state business decisions and deciding on/implementing third-party recommendations

•	Acting as Director or Officer

•	Representation with tax authorities and at courts or public tribunals

A-2

BRP
ski-doo LYNX SEA-DOO can-am ROTAX ALUMACraft MANITOU QUINTREX

Ski-doo LYNX CAN-AM ROTAX ALUMACraft MANITOU QUNITREX.